Exhibit 99.1

TELUS

the future is still friendly

2016 information circular

Who we are

TELUS is Canada’s fastest-growing national telecommunications company, with $12.5 billion of annual revenue and 12.5 million customer connections, including 8.5 million wireless subscribers, 1.5 million residential network access lines, 1.6 million Internet subscribers and 1.0 million TELUS TV® customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $440 million to charitable and not-for-profit organizations and volunteered more than 6.8 million hours of service to local communities since 2000.

Our values

• We embrace change and initiate opportunity • We have a passion for growth • We believe in spirited teamwork • We have the courage to innovate what’s inside

Notice of annual general meeting	1	Executive compensation at TELUS	49
Frequently asked questions	2	Report to Shareholders	50
Business of the meeting		Compensation discussion and analysis	53
1. Report of management and Consolidated financial statements	6	Executive compensation summary	75
		TELUS’ equity compensation plans	87
2. Election of directors	6	Additional information	94
3. Appointment of auditors	7	Appendix A: Terms of reference for the Board of Directors	95
4. Reconfirmation of Shareholder rights plan	7
5. Approval of executive compensation approach – say on pay	9
About our Board of Directors	10
Corporate governance in 2015	22
Statement of TELUS’ corporate governance practices	24
Committee reports
Corporate Governance Committee report	37
Pension Committee report	39
Audit Committee report	41
Human Resources and Compensation Committee report	44

Copyright ®2016 TELUS Corporation. All rights reserved. All financial information is reported in Canadian dollars unless otherwise specified.

Notice of annual general meeting

The annual general meeting (Meeting) of shareholders of TELUS Corporation (the Company or TELUS) will be held on Thursday, May 5, 2016 at 10:00 a.m. (PT) at TELUS Garden, 5th Floor, 510 West Georgia Street, Vancouver, British Columbia.

At the Meeting, shareholders will:

1.         Receive the Company’s 2015 audited Consolidated financial statements together with the report of the auditors on those statements

2.         Elect directors of the Company for the ensuing year

3.         Appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration

4.         Reconfirm the Company’s Shareholder rights plan

5.         Consider an advisory resolution on the Company’s approach to executive compensation and transact any other business that may properly come before the Meeting and any postponement or adjournment thereof.

The Board of Directors (Board) has approved in substance the content and sending of this information circular to the holders of Common Shares (Shareholders).

Vancouver, British Columbia

Dated March 9, 2016.

By order of the Board of Directors

Monique Mercier

Executive Vice-President, Corporate Affairs,

Chief Legal Officer and Corporate Secretary

Shareholders who cannot attend this Meeting may vote by proxy. Simply sign and return your proxy or voting instruction form by mail or hand delivery or submit a telephone or Internet proxy by following the instructions starting on page 2 in this information circular or the instructions on the paper proxy or voting instruction form.

To be valid, your proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada (Computershare) at 8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (ET) on May 3, 2016 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the reconvened Meeting date. TELUS reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

TELUS 2016 INFORMATION CIRCULAR • 1

Frequently asked questions

Meeting materials

Why did I receive a notice in the mail regarding the electronic availability of the information circular and the annual report instead of receiving a paper copy?

Canadian securities rules (Notice and Access) permit us to provide you with electronic access to the information circular and the annual report (the Meeting materials) for the Meeting instead of sending you a paper copy. This is more environmentally friendly as it helps reduce paper use. It also decreases the cost of printing and mailing materials to Shareholders. The notice you received includes instructions on how to access and review an electronic copy of our information circular and annual report or how to request a paper copy. The notice also provides instructions on voting by proxy at the Meeting. If you would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice.

Why did I receive a paper copy of the information circular and annual report with a notice regarding their electronic availability?

For those Shareholders who have already provided instructions to receive paper copies of Meeting materials, we sent you a paper copy again this year, along with the notice regarding its electronic availability.

Meeting procedures

Who can vote at the Meeting, what are we voting on and what is required for approval?

If you hold Common Shares (Shares) as of the close of business on March 7, 2016 (the Record Date), you can cast one vote for each Share you hold on that date on the following items of business:

•      The election of directors

•      The appointment of auditors

•      The reconfirmation of the Company’s Shareholder rights plan

•      The approval of the Company’s approach to executive compensation.

All of these items require approval by a majority of votes cast by Shareholders.

How many Shareholders do you need to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in the aggregate at least 25 per cent of the issued and outstanding Shares entitled to be voted at the Meeting. On March 7, 2016, the Company had 593,154,862 Shares outstanding.

Does any Shareholder beneficially own 10 per cent or more of the outstanding Shares?

No. To the knowledge of the directors and senior officers of TELUS, as of March 7, 2016, no one beneficially owns, directly or indirectly, or exercises control or direction over, 10 per cent or more of the outstanding Shares.

Voting procedures

Am I a registered or non-registered Shareholder?

You are a registered Shareholder if you have a share certificate or Direct Registration System (DRS) Advice issued in your name.

You are a non-registered Shareholder if:

1.              Your Shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution (Intermediary), or

2.              You hold your Shares through the Employee Share Purchase Plan (the Employee Shares), for which Computershare is the trustee.

How can I vote if I am a registered Shareholder?

As a registered Shareholder, you can vote in any of the following ways:

•                  By attending the Meeting and voting in person

•                  By appointing someone else as proxy to attend the Meeting and vote your Shares for you

•                  By completing your proxy form and returning it by mail or hand delivery, following the instructions on your proxy

•                  By phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone

•                  By Internet by visiting the website shown on your proxy form. Refer to your control number (shown on your proxy form) and follow the online voting instructions.

2 • TELUS 2016 INFORMATION CIRCULAR

FREQUENTLY ASKED QUESTIONS

How can I vote if I am a non-registered Shareholder?

If you are a non-registered Shareholder and you receive your materials through an Intermediary, complete and return the form(s) your Intermediary provided to you or otherwise follow the instructions in such forms.

How can I vote if I hold Employee Shares?

If you hold Employee Shares, you can direct Computershare, in its capacity as trustee of your Employee Shares, to vote your Employee Shares as you instruct. You can give instructions to Computershare:

•         By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form

•         By phoning the toll-free telephone number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone

•         By Internet by visiting the website shown on your voting instruction form. Refer to your control number (shown on your form) and follow the online voting instructions.

Your Employee Shares will be voted for, voted against or withheld from voting only in accordance with your instructions. If your voting instruction form is not received by Computershare in its capacity as trustee according to the above procedures, your Employee Shares will not be voted by Computershare.

What if I hold other Shares in addition to my Employee Shares?

If you hold Shares other than Employee Shares, you must complete and return another proxy form to vote those Shares. Please review the above questions and answers on how to vote those Shares.

How do I appoint someone else to go to the Meeting and vote my Shares for me?

Two directors of the Company, Dick Auchinleck and Darren Entwistle, have been named in the proxy form to represent Shareholders at the Meeting. You can appoint someone else to represent you at the Meeting by completing a paper proxy or Internet proxy and inserting the person’s name in the appropriate space on the proxy form, or by completing another acceptable paper proxy. The person you appoint does not need to be a Shareholder but must attend the Meeting to vote your Shares.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, telephone or Internet, your proxy must be received by TELUS’ Corporate Secretary, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (ET) on May 3, 2016. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened Meeting date. Note that if you are a non-registered Shareholder, your Intermediary will need your voting instructions sufficiently in advance of this deadline to enable your Intermediary to act on your instructions prior to the deadline.

How will my Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Dick Auchinleck or Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your Shares in favour of:

•         Electing as a director each person nominated by the Company

•         Appointing Deloitte LLP as auditors and authorizing the directors to fix their remuneration

•         Reconfirming the Shareholder rights plan

•         Accepting the Company’s approach to executive compensation.

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of annual meeting above and any other matters that may properly be brought before the Meeting, to the extent permitted by law whether or not the amendment or other matter that comes before the Meeting is or is not routine and whether or not the amendment or other matter that comes before the Meeting is contested. As of March 7, 2016, no director or senior officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

TELUS 2016 INFORMATION CIRCULAR • 3

What if I change my mind?

If you are a registered Shareholder and have voted by proxy, you may revoke your proxy by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by TELUS’ Corporate Secretary, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), by 5:00 p.m. (ET) on May 3, 2016 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the date of the reconvened Meeting. You may also revoke your proxy without providing new voting instructions by delivering a revocation of proxy to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3, any time up to 5:00 p.m. (PT) on May 4, 2016 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened Meeting.

Additionally, you may revoke your proxy and vote in person at the Meeting, or any adjournment thereof, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting before the vote for which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered Shareholder, you may revoke your proxy or voting instructions by contacting your Intermediary.

If you hold Employee Shares and you have voted by submitting your voting instruction form, you may revoke it by providing new voting instructions on another voting instruction form with a later date, or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by 5:00 p.m. (ET) on May 3, 2016 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the date of the reconvened Meeting. You may also revoke your previous voting instructions without providing new voting instructions by delivering a revocation of voting instruction form to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 7th Floor, 510 West Georgia Street,

Vancouver, British Columbia, V6B 0M3, any time up to 5:00 p.m. (PT) on May 4, 2016 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened Meeting or by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting before the vote for which the proxy is to be used is taken.

Is my vote by proxy confidential?

Yes. All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual Shareholders’ votes, except:

•                  As necessary to meet applicable law

•                  In the event of a proxy contest

•                  In the event a Shareholder has made a written comment on the proxy.

Who is soliciting my proxy?

Your proxy is being solicited by TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of Shareholders or by electronic mail to the email address you provided. Additionally, TELUS employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. We may also use the services of an outside agency to solicit proxies on behalf of the Company. The cost of such solicitation will be borne by the Company.

What if I have more questions?

Please contact Computershare if you have additional questions regarding the Meeting:

• phone:	1-800-558-0046 (toll-free within North America)
+1 (514) 982-7129 (outside North America)
• email:	telus@computershare.com
• mail:	Computershare Trust Company of Canada
8th floor, 100 University Avenue
Toronto, Ontario, M5J 2Y1

4 • TELUS 2016 INFORMATION CIRCULAR

FREQUENTLY ASKED QUESTIONS

Ownership and voting restrictions

What are the restrictions on the ownership of Shares by non-Canadians?

As a communications provider of wireline, wireless and digital television services, the Company and certain of its subsidiaries must comply with the restrictions on ownership and control of voting shares by non-Canadians prescribed by Canadian laws, namely the Telecommunications Act, the Broadcasting Act, and the regulations and other instruments issued under such Acts. Specifically, in order to maintain the eligibility of certain of its subsidiaries to operate as Canadian carriers, the Telecommunications Act and underlying regulations require, among other things, that the level of Canadian ownership and control of the Company’s Shares must not be less than 66 2/3 per cent and the Company must not otherwise be controlled by non-Canadians. Substantially similar rules apply under the Broadcasting Act but an additional requirement under the Broadcasting Act is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada.

The regulations underlying the Telecommunications Act give the Company, which is a carrier-holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership and control of voting Shares. These powers and constraints have been incorporated into the articles of TELUS (Articles) and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to (i) refuse to register a transfer of Shares to a non-Canadian, (ii) repurchase or redeem excess Shares from a non-Canadian or require a non-Canadian to sell any Shares if that person’s holdings would affect TELUS’ compliance with foreign ownership restrictions, and (iii) suspend the voting rights attached to the Shares considered to be owned or controlled by non-Canadians. The Company monitors the level of non-Canadian ownership of its Shares and provides periodic reports to the Canadian Radio-television and Telecommunications Commission (CRTC).

TELUS 2016 INFORMATION CIRCULAR • 5

Business of the meeting

Report of management and Consolidated financial statements

The report of management and the audited Consolidated financial statements for the year ended December 31, 2015, including Management’s discussion and analysis, are contained in the TELUS 2015 annual report. All Shareholders received a copy of the 2015 annual report by Notice and Access or by mail.

If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS’ Corporate Secretary, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

Election of directors

General

The Board has fixed the number of directors at 12, in accordance with the Articles. At the Meeting, we will ask you to vote for the election of the 12 nominees proposed by the Company as directors. All of the nominees were elected as directors at last year’s annual meeting, other than David Mowat, who is a new nominee and has not previously been elected to the Board. See pages 10 to 17 for biographical information about all of the nominees.

Three of our independent directors are retiring this year and, therefore, will not be standing for re-election at the Meeting. They are John Butler and Don Woodley, who have both served as TELUS directors since 1999, and Rusty Goepel, who has served as a TELUS director since 2004. In addition to their duties as Board and committee members, all three served or are serving as committee chairs. John is currently the Chair of the Human Resources and Compensation Committee, a position he has held for almost two years, and his efforts have been crucial in allowing us to properly consider the interests of our Shareholders and to facilitate a deeper understanding of our approach to executive compensation. John was also Chair of the Pension Committee from 1999 to 2006. Don served as Chair of the Pension Committee from 2006 to 2015, during which time the Pension Committee developed a best-in-class pension governance framework used to oversee the administration, financial reporting and investment activities of TELUS’ pension plans. Rusty was Chair of the Corporate Governance Committee from 2012 to 2015, playing an important role in guiding our governance practices and policies. We thank John, Don and Rusty for their many contributions to TELUS.

Each Shareholder will be entitled to vote for, or withhold his or her votes from, the election of each director. Dick Auchinleck and Darren Entwistle have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all 12 nominees whose names and biographies are set forth on pages 10 to 17, except in relation to Shares held by a Shareholder who instructs otherwise.

Our majority voting policy applies to director elections. Under this policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of his or her election, then the director will be required to tender his or her resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. Any director who tenders his or her resignation will not participate in the deliberations of either the Corporate Governance Committee or the Board. We will announce the Board’s decision (including the reason for not accepting any resignation) by news release within 90 days of the Meeting where the election was held. You can download a copy of our majority voting policy at telus.com/governance.

We believe that all 12 nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles, each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.

Advance notice

Our Articles contain an advance notice requirement for director nominations. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Monique Mercier, Executive Vice-President, Corporate Affairs, Chief Legal Officer and Corporate Secretary, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days nor more than 65 days prior to the date of the Meeting. See our Articles, available on sedar.com.

6 • TELUS 2016 INFORMATION CIRCULAR

BUSINESS OF THE MEETING

Appointment of auditors

Deloitte LLP (Deloitte) have been our external auditors since 2002. They were last re-appointed at our annual meeting on May 7, 2015.

Upon the recommendation of the Audit Committee and the Board, Shareholders will be asked at the Meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the auditors’ remuneration for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to Shares held by a Shareholder who instructs otherwise.

Summary of billings and services by the external auditors for 2014 and 2015

Fees billed for services provided by Deloitte for 2014 and 2015 are as follows:

		2014		2015

Type of work	($)%		($)%

Audit fees[1]	4,039,975	87.1	3,844,128	88.6
Audit-related fees[2]	135,067	2.9	140,463	3.2
Tax fees[3]	385,499	8.3	102,562	2.4
All other fees[4]	78,288	1.7	253,724	5.8
Total	4,638,829	100.0	4,340,877	100.0

1   Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

2   Includes fees for services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.

3   Relates to tax compliance, tax advice and tax planning.

4   Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as sustainability diagnostics procedures and the community investment impact measurement (2015).

Reconfirmation of Shareholder rights plan

Our Shareholders are being asked at the Meeting to reconfirm the Company’s Shareholder rights plan.

Background

The Company first adopted a Shareholder rights plan in March 2000. In May 2010, the Shareholders of the Company adopted the current Shareholder rights plan (the Rights Plan). The Rights Plan has a term expiring upon the conclusion of the Company’s annual meeting in 2019, subject to reconfirmation by Shareholders at the third and sixth annual meetings following the Company’s 2010 annual and special meeting. In May 2013, the Shareholders approved certain amendments to, and reconfirmed and approved the Rights Plan.

The purpose of the Rights Plan, which takes the form of an agreement between the Company and the rights agent, Computershare, is to provide Shareholders sufficient time to assess a takeover bid for the Company, if such a bid were to be made, and to provide the Board with the opportunity to explore and develop alternatives to any bid that are in the best interests of the Company and the Shareholders.

Many public companies in Canada continue to have shareholder rights plans in effect. While securities legislation in Canada currently requires a takeover bid to be open for at least 35 days, the Board continues to be of the view that this is not sufficient time to assess a takeover bid were such a bid to be made, and to explore and develop alternatives that are in the best interests of the Company and the Shareholders if the Board deems appropriate. The Board is also of the view that, while amendments to securities legislation that are expected to come into force shortly after the Meeting will, in certain circumstances, provide additional time, it remains advisable to keep the Rights Plan in place.

The Rights Plan is not intended to prevent a takeover bid or to deter offers for the Shares. It is designed to encourage any bidder to provide Shareholders with equal treatment in a takeover and full value for their investment.

Under the terms of the Rights Plan, a Shareholder reconfirmation process must occur at the Company’s annual meeting of Shareholders in 2016 in order for the Rights Plan to remain in effect. Failing such reconfirmation, the Rights Plan and all outstanding Rights (defined below) thereunder will terminate.

TELUS 2016 INFORMATION CIRCULAR • 7

Board review

The Board, as part of its most recent review and analysis of the continuation of the Rights Plan, considered matters including (i) developments in shareholder rights plans and securities legislation since the Rights Plan was amended and reconfirmed by the Shareholders in May 2013, (ii) the terms and conditions of rights plans recently adopted by other Canadian companies, (iii) recent experience involving rights plans in the context of take-over bids, and (iv) the commentary of the investment community on these plans. The Board is satisfied that the Rights Plan remains consistent with the latest generation of Canadian rights plans.

It is not the intention of the Board, in proposing that the Rights Plan be reconfirmed, to secure the continuance in office of the existing members of the Board or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Shareholders. The rights of Shareholders under existing law to seek a change in management of the Company or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. In addition, the reconfirmation of the Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and its Shareholders.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan. Copies of the Rights Plan are available from TELUS’ Corporate Secretary, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3 and via SEDAR at sedar.com.

Effective date and term

The effective date of the Rights Plan is March 12, 2010 (the Effective Date). Subject to reconfirmation at the Meeting, the Rights Plan expires upon the conclusion of TELUS’ annual meeting in 2019.

Issue of Rights

On the Effective Date, one Right was issued and attached to each Share outstanding at one minute after the Effective Date (the Record Time) and will attach to each Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the expiration of the Rights Plan (the Expiration Time).

Rights exercise privilege

The Rights will separate from the Shares and will be exercisable eight trading days (the Separation Time) after a person has acquired, or commences to acquire, 20 per cent or more of the Shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of more than 20 per cent of the Shares, other than by way of a Permitted Bid, is referred to as a Flip-in Event. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the purchase of $320 worth of Shares for $160 (i.e. at a 50 per cent discount).

The issuance of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares (as defined in the Rights Plan), reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and transferability

Prior to the Separation Time, the Rights will be evidenced by the certificates for Shares or by the applicable book entry form registration for the associated Shares and will be transferable only together with, and will be transferred by a transfer of, such associated Shares issued from and after the Effective Date and will not be transferable separately from such Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Shares.

Permitted Bid requirements

The requirements for a Permitted Bid include the following:

•    The takeover bid must be made by way of a takeover bid circular

•    The takeover bid must be made to all holders of voting Shares (i.e. Common Shares and any other shares in the capital of the Company entitled to vote in the election of directors)

•    The takeover bid must be outstanding for a minimum period of 60 days and voting Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60-day period and only at such time if more than 50 per cent of the voting Shares held by Shareholders other than the bidder, its affiliates and persons acting jointly or in concert (the Independent Shareholders) have been tendered to the takeover bid and not withdrawn

•    The voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for, and

•    If more than 50 per cent of the voting Shares held by Independent Shareholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of voting Shares for an additional 10 business days from the date of such public announcement.

8 • TELUS 2016 INFORMATION CIRCULAR

BUSINESS OF THE MEETING

The Rights Plan allows for a competing Permitted Bid (a Competing Permitted Bid) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of voting Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of a takeover bid circular to all holders of voting Shares. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to 20 per cent or less of the outstanding voting Shares within 14 days or such other period as may be specified by the Board. With the majority consent of Shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemptions for investment advisors

Investment advisors (for client accounts), managers of mutual funds, trust companies (acting in their capacity as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds, plans or related trusts and their administrators or trustees, and Crown agents or agencies acquiring greater than 20 per cent of the Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

In order to be effective, the resolution to be voted on will require the approval of a majority of votes cast by Shareholders. The text of the proposed resolution is as follows:

“Resolved that the continued existence of the Rights Plan as amended and restated as of May 9, 2013 (the Amended and Restated Rights Agreement) and the Rights therein, be and are hereby approved and the Amended and Restated Rights Agreement is hereby reconfirmed and approved by the holders of the Shares of the Company.”

Management and the Board recommend that Shareholders vote FOR the ordinary resolution set forth above. The management proxyholders intend to vote FOR this motion except in relation to Shares held by a Shareholder who instructs otherwise.

Approval of executive compensation approach – say on pay

The Board is accountable to the Shareholders for its compensation decisions. The purpose of a say-on-pay advisory vote is to provide Shareholders with a formal opportunity to provide direct feedback to the Board on the Company’s approach to executive compensation. We are, therefore, asking Shareholders to vote on the following resolution at the Meeting:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s information circular furnished in advance of the 2016 annual general meeting of Shareholders.”

Since this is an advisory vote, the results will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase its engagement with Shareholders on compensation and related matters. For information on our approach to executive compensation, see pages 49 to 86.

The management proxyholders intend to vote FOR TELUS’ approach to executive compensation, except in relation to Shares held by a Shareholder who instructs otherwise. In 2015, our approach to executive compensation received the support of 95.64 per cent of the votes cast by Shareholders.

TELUS 2016 INFORMATION CIRCULAR • 9

About our Board of Directors

Director biographies

This section provides information on each person nominated for election as director. We determined the total market value of equity in 2015 by multiplying the number of Shares or deferred share units (DSUs) held by a director by $38.26, which was the closing price of the Shares on December 31, 2015. For 2014, we multiplied the number of Shares or DSUs held by a director by $41.89, which was the closing price of the Shares on December 31, 2014. DSUs are granted under the Directors Deferred Share Unit Plan (see page 90 for plan details). The share ownership target was $645,000 for non-management directors for 2015 and 2014. For Dick Auchinleck, the share ownership target in his capacity as Lead Director in 2014 was $870,000 and increased to $2,450,000 when he became independent Chair of the Board in August, 2015.

R.H. (Dick) Auchinleck

Dick Auchinleck is a corporate director and Chair of the Board of TELUS Corporation. He was Lead Director of TELUS from May 2014 to August 2015. He is also currently the Lead Director of ConocoPhillips, an oil and gas company. Dick was employed by Gulf Canada Resources Limited for 25 years, retiring in 2001 as President and Chief Executive Officer after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia. He is a member of Tapestry Lead Director Network, the Association of Professional Engineers and Geoscientists of Alberta and the National Association of Corporate Directors, Inc.

Victoria, British Columbia, Canada

Age: 64

Director since: 2003

Independent

TELUS Committees:

• Audit

Areas of expertise:		Attendance record – 100% Board – 6 of 6 Audit – 2 of 2[1]	Current directorships ConocoPhillips (Lead Director) (public) Past directorships (2010 to 2015) EPCOR Centre for the Performing Arts (not-for-profit) Enbridge Income Fund Holdings Inc. (public)

• Senior executive/strategic leadership

• Governance

• Risk management

Total compensation for 2015: $434,436

Securities held and total market value as at December 31, 2014 and 2015:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2015	18,370	140,223	$6,067,768		Yes (2.5x)
2014	18,370	124,872	$6,000,407		Yes (6.9x)
Increase	–	15,351	$67,361
Voting results of 2015 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			333,600,340	2,107,279	335,707,619
Percentage of votes			99.37%	0.63%	100%

1                   Dick became a member of the Audit Committee on May 7, 2015. He also regularly attends other committee meetings.

10 • TELUS 2016 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

	Micheline Bouchard

Micheline Bouchard is a professional engineer and corporate director. She previously served as President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company, from 2002 until July 2006. Prior to that, Micheline was Global Corporate Vice-President of Motorola Inc. in the U.S. after serving as President and Chief Executive Officer of Motorola Canada Inc. She holds a Bachelor of Applied Science (Engineering Physics) and a Master of Applied Science (Electrical Engineering) from École Polytechnique, Montreal, Quebec, and numerous Honorary Doctorates. Micheline is a Member of the Order of Canada, a Member of the National Order of Quebec, a Certified Member of the Institute of Corporate Directors and a recipient of the Gold Medal Award from Engineers Canada. In 2015, Micheline was granted the Grand Prix Excellence award from the Order of Engineers of Quebec and recognized with the Women’s Executive Network Canada’s Most Powerful Women Top 100 award in the corporate director category.

	Montreal, Quebec, Canada

	Age: 68

	Director since: 2004

	Independent

	TELUS Committees:

	• Human Resources and Compensation

	• Pension

	Areas of expertise:
			Attendance record – 100% Board – 6 of 6 Human Resources and Compensation – 4 of 4 Pension – 4 of 4

Current directorships

Hatley Advisory Council (consulting)

Public Sector Pension Investment Board

(Crown corporation)

International Women’s Forum (not-for-profit)

Canada Foundation for Innovation (not-for-profit)

Past directorships (2010 to 2015)

Dominion Diamond Corporation (formerly

Harry Winston Diamond Corporation) (public)

Home Capital/Home Trust (public)

Telefilm Canada (not-for-profit)

	• Senior executive/strategic leadership

	• Executive compensation/HR

	• Industry knowledge

	Total compensation for 2015: $228,738

`

	Securities held and total market value as at December 31, 2014 and 2015:
	Year	Shares	DSUs	Total market value of securities		Meets share ownership target
	2015	11,222	78,084	$3,416,848		Yes (5.3x)
	2014	10,799	72,111	$3,473,109		Yes (5.4x)
	Increase	423	5,973	-$56,261
	Voting results of 2015 annual meeting:
				Votes for	Votes withheld	Total votes cast
	Number of votes			333,325,274	2,379,836	335,705,110
	Percentage of votes			99.29%	0.71%	100%

Raymond T. Chan

Ray Chan is Chair of Baytex Energy Corp. in Alberta. He has held senior executive positions in Canada’s oil and gas industry since 1982. Ray was Chief Financial Officer of Baytex from 1998 to 2003 and Chief Executive Officer until 2008, when he assumed the role of Executive Chair. In 2014, he became Chair of Baytex in a non-executive capacity. Ray also serves as a director of TORC Oil & Gas Ltd. and has served on the boards of the TMX Group and the Alberta Children’s Hospital Foundation. Ray holds a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant.

Calgary, Alberta, Canada

Age: 60

Director since: 2013

Independent

TELUS Committees:	Attendance record – 100% Board – 6 of 6 Audit – 5 of 5 Human Resources and Compensation – 4 of 4

Current directorships

Baytex Energy Corp. (Chair) (public)

TORC Oil & Gas Ltd. (public)

Past directorships (2010 to 2015)

Alberta Children’s Hospital Foundation

(not-for-profit)

The TMX Group Inc. (public)

WestFire Energy Ltd. (public)

Results Energy Inc. (public)

• Audit

• Human Resources and Compensation

Areas of expertise:

• Senior executive/strategic leadership

• Finance and accounting

• Governance

Total compensation for 2015: $219,050

Securities held and total market value as at December 31, 2014 and 2015:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2015	20,000	9,600	$1,132,496		Yes (1.8x)
2014	20,000	6,219	$1,098,314		Yes (1.7x)
Increase	–	3,381	$34,182
Voting results of 2015 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			332,372,269	3,329,335	335,701,604
Percentage of votes			99.01%	0.99%	100%

TELUS 2016 INFORMATION CIRCULAR • 11

Stockwell Day

Stockwell Day is a strategic advisor and consultant. He served at the provincial and federal levels of government for over 25 years. From 1986 to 2000, Stockwell served with the Alberta government in a variety of roles including Minister of Labour, Minister of Social Services, Provincial Treasurer, and Minister of Finance. From 2000 to 2011, Stockwell served as a Member of Parliament with the federal government, holding various positions including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, Senior Minister Responsible for British Columbia and President of the Treasury Board. He did not seek re-election in the 2011 general election. Stockwell is also senior strategic advisor to McMillan LLP. Stockwell attended the University of Victoria and has Honorary Doctorates from the University of St. Petersburg, Russia and Trinity Western University. He is a Distinguished Fellow of the Asia Pacific Foundation of Canada.

Vancouver, British Columbia, Canada

Age: 65

Director since: 2011

Independent

TELUS Committees:

• Pension (Chair)

• Human Resources and Compensation	Attendance record – 100% Board – 6 of 6 Human Resources and Compensation – 4 of 4 Pension – 4 of 4

Current directorships

WesternOne Inc. (public)

Baylin Technologies Inc. (public)

Pacific Future Energy (private)

Canada China Business Council (not-for-profit)

Canada-India Business Council (not-for-profit)

Centre for Israel and Jewish Affairs (not-for-profit)

International Fellowship of Christians and Jews

(Chair) (not-for-profit)

RCI Capital Group (private)

AWZ Ventures (private)

Media Voice Generation (advisory) (not-for-profit)

Past directorships (2010 to 2015)

Sunlogics Plc (private)

Concordia University College, Alberta

(Board of Governors)

HOMEQ Corporation (private)

Mainroad Construction (private)

Areas of expertise:

• Senior executive/strategic leadership

• Finance and accounting

• Government/regulatory affairs

Total compensation for 2015: $239,390

Securities held and total market value as at December 31, 2014 and 2015:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2015	4,291	19,464	$908,866		Yes (1.4x)
2014	3,279	15,499	$786,619		Yes (1.2x)
Increase	1,012	3,965	$122,247
Voting results of 2015 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			334,052,946	1,647,962	335,700,908
Percentage of votes			99.51%	0.49%	100%

12 • TELUS 2016 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

Lisa de Wilde

Lisa de Wilde is Chief Executive Officer of the Ontario Educational Communications Authority (TVO), a position she has held since 2005. Prior to joining TVO, Lisa was President and CEO of Astral Television Networks. She currently serves on the Board of EnerCare Inc., is Chair of the Toronto International Film Festival’s Board of Directors and is a member of the advisory board of the University of Toronto’s Mowat Centre for Policy Innovation. She holds a Bachelor of Arts (Honours) and a Bachelor of Laws from McGill University. In 2009, Lisa was recognized with the Women’s Executive Network Canada’s Most Powerful Women Top 100 award and, in 2013, was awarded the Queen Elizabeth II Diamond Jubilee Medal for her support and dedication to scientific literacy. In 2015, Lisa was awarded an Honorary Doctorate of Laws from Brandon University and became a Member of the Order of Canada.

Toronto, Ontario, Canada

Age: 59

Director since: 2015

Independent

TELUS Committees:

• Audit
	Attendance record – 100% Board – 6 of 6 Audit – 5 of 5

Current directorships

EnerCare Inc. (public)

Toronto International Film Festival (Chair) (not-for-profit)

Canadian Digital Media Network Advisory Board (advisory)

Mowat Centre for Policy Innovation (advisory)

Past directorships (2010 to 2015)

ORION (Ontario Research and Innovation

Optical Network)

Noranda Income Fund (Chair of the Board

of Trustees) (public)

Government of Ontario, Task Force on

Competitiveness, Productivity and

Economic Progress

Areas of expertise:

• Senior executive/strategic leadership

• Industry knowledge

• Government/regulatory affairs

Total compensation for 2015: $259,864

Securities held and total market value as at December 31, 2014 and 2015:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2015	–	5,047	$193,098		No (she has until February 1, 2020 to reach the target)
2014	N/A	N/A	N/A		N/A
Increase	–	5,047	$193,098
Voting results of 2015 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			335,162,522	548,408	335,710,930
Percentage of votes			99.84%	0.16%	100%

Darren Entwistle

Darren Entwistle joined TELUS in 2000 and served as President and CEO for 14 years, becoming the longest-serving CEO among global incumbent telecom companies. In May 2014, Darren became the Executive Chair of the Company until August 2015 when he resumed the role as TELUS’ President and CEO. He also spent seven years on the senior leadership team at Cable & Wireless in the United Kingdom, culminating with his appointment as President for the United Kingdom and Ireland operations in 1999. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He is also an Honorary Fellow of the Royal Conservatory, has Honorary Doctorates of Laws from McGill University, Concordia University and the University of Alberta, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology.

Vancouver, British Columbia, Canada

Age: 53

Director since: 2000

Not independent

TELUS Committees:

Not eligible[1]
Attendance record – 100% Board – 6 of 6

Current directorships

Business Council of Canada (not-for-profit)

Canadian Board Diversity Council (not-for-profit)

Gairdner Foundation (not-for-profit)

Past directorships (2010 to 2015)

George Weston Limited (public)

Areas of expertise:

• Senior executive/strategic leadership

• Technology knowledge

• Industry knowledge

No compensation received for services as director

Please see pages 74, 75 and 77 for details on securities held and compensation received for 2015 as President and CEO and as Executive Chair.
Voting results of 2015 annual meeting:
	Votes for	Votes withheld	Total votes cast
Number of votes	323,671,503	12,038,502	335,710,005
Percentage of votes	96.41%	3.59%	100%

1     Darren is not a member of any Board committee, but regularly attends committee meetings.

TELUS 2016 INFORMATION CIRCULAR • 13

Mary Jo Haddad

Mary Jo Haddad is a corporate director and has executive experience in the healthcare industry in Canada and the U.S. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she held since 2004. Prior to that, she held several leadership positions at SickKids, including Executive Vice-President and Chief Operating Officer, and Chief Nurse Executive. Mary Jo has a Bachelor of Science (Honours) from the University of Windsor, holds a Master of Health Science from the University of Toronto and Honorary Doctorate of Laws from the University of Windsor, Ryerson University and the University of Ontario Institute of Technology. She is a Member of the Order of Canada.

Oakville, Ontario, Canada

Age: 60

Director since: 2014

Independent

TELUS Committees:

• Audit
• Corporate Governance		Attendance record – 100% Board – 6 of 6 Audit – 5 of 5 Corporate Governance – 4 of 4

Current directorships

The Toronto-Dominion Bank (public)

Advisory Board of Children First Canada
(not-for-profit)

Kids Health Link Foundation (not-for-profit)

Past directorships (2010 to 2015)

The Hospital for Sick Children (not-for-profit)

The Hospital for Sick Children Foundation
(not-for-profit)

MaRS Innovation (Chair) (not-for-profit)

eCHN (Chair) (not-for-profit)

Areas of expertise:

• Senior executive/strategic leadership

• Executive compensation/HR

• Industry knowledge

Total compensation for 2015: $224,144

Securities held and total market value as at December 31, 2014 and 2015:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2015	–	9,574	$366,301		No (she has until May 8, 2019 to reach the target)
2014	–	4,051	$169,696		No (she has until May 8, 2019 to reach the target)
Increase	–	5,523	$196,605
Voting results of 2015 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			335,119,535	585,502	335,705,037
Percentage of votes			99.83%	0.17%	100%

John S. Lacey

John Lacey is a corporate director. He was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries in North America, until November 2006. John is a seasoned executive with a record of bringing about operational improvements and profitable change in the organizations he has led. John has completed the Program for Management Development at Harvard Business School.

Thornhill, Ontario, Canada

Age: 72

Director since: 2000
Independent	Attendance record – 100% Board – 6 of 6 Human Resources and Compensation – 2 of 2[1] Corporate Governance – 4 of 4 Audit – 3 of 3[2]

Current directorships

Brookfield Business Partners (formerly

Brookfield Private Equity Fund) (public)

George Weston Limited (public)

Loblaw Companies Limited (public)

Doncaster Consolidated Ltd. (Chair) (private)

Past directorships (2010 to 2015)

Ainsworth Lumber Co. Ltd. (public)

TELUS Committees:

• Human Resources and Compensation
• Corporate Governance

Areas of expertise:
• Senior executive/strategic leadership
• Executive compensation/HR
• Retail/customer experience

Total compensation for 2015: $224,194

Securities held and total market value as at December 31, 2014 and 2015:
Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2015	36,641	104,144	$5,386,434		Yes (8.4x)
2014	35,729	96,116	$5,522,987		Yes (8.6x)
Increase	912	8,028	-$136,553
Voting results of 2015 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			321,759,031	13,943,600	335,702,631
Percentage of votes			95.85%	4.15%	100%

1  John became a member of the Human Resources and Compensation Committee on May 7, 2015.

2  John was a member of the Audit Committee until May 7, 2015.

14 • TELUS 2016 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

William (Bill) A. MacKinnon

Toronto, Ontario, Canada

Bill MacKinnon is a corporate director. He served as Chief Executive Officer of KPMG Canada for more than nine years before retiring in December 2008. He also served in numerous roles at KPMG for 37 years, including as client relationship partner for several major Toronto Stock Exchange listed issuers. Bill obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967. He is a Chartered Professional Accountant and obtained his FCA designation from the Institute of Chartered Professional Accountants of Ontario in 1994.

Age: 69

Director since: 2009

Independent
Audit Committee Financial Expert	Attendance record – 100% Board – 6 of 6 Audit – 5 of 5 Corporate Governance – 2 of 2[1]

Current directorships

Novadaq Technologies Inc. (public)

Pioneer Petroleum Limited (private)

Public Sector Pension Investment Board
(Crown corporation)

Roy Thomson Hall (not-for-profit)

Toronto Community Foundation (not-for-profit)

Past directorships (2010 to 2015)

Osisko Mining Corporation (public)

St. Stephen Community House (not-for-profit)

Toronto East General Hospital Foundation
(not-for-profit)

Toronto East General Hospital (Chair) (not-for-profit)

Toronto Board of Trade (Chair) (not-for-profit)

Canadian Institute of Chartered Accountants (Chair) (not-for-profit)

Catalyst Canada Inc. (Board of Advisors)

C.D. Howe Institute (not-for-profit)

TELUS Committees:

• Audit (Chair)

Areas of expertise:

• Senior executive/strategic leadership

• Finance and accounting

• Risk management

Total compensation for 2015: $251,500

Securities held and total market value as at December 31, 2014 and 2015:

Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2015	20,000	44,663	$2,474,006		Yes (3.8x)
2014	20,000	39,535	$2,493,921		Yes (3.8x)
Increase	-	5,128	-$19,915
Voting results of 2015 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			335,213,109	490,692	335,703,801
Percentage of votes			99.85%	0.15%	100%

1  Bill ceased to be a member of the Corporate Governance Committee on May 7, 2015.

TELUS 2016 INFORMATION CIRCULAR • 15

John Manley

Ottawa, Ontario, Canada

John Manley is President and Chief Executive Officer of the Business Council of Canada (formerly the Canadian Council of Chief Executives), a position he has held since 2010. From 2004 to 2009, he served as counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. John obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa. He is a certified Chartered Director from McMaster University and holds Honorary Doctorates from the University of Ottawa, Carleton University, the University of Toronto, Western University and the University of Windsor. He is an Officer of the Order of Canada.

Age: 66

Director since: 2012

Independent

TELUS Committees:
• Corporate Governance (Chair)
• Pension	Attendance record – 100% Board – 6 of 6 Audit – 3 of 3[1] Corporate Governance – 4 of 4 Pension – 2 of 2[2]

Current directorships

CIBC (Chair) (public)

CAE Inc. (public)

MaRS Discovery District (not-for-profit)

Past directorships (2010 to 2015)

Canadian Pacific Railway Limited (public)

CARE Canada (not-for-profit)

Conference Board of Canada (not-for-profit)

Institute for Research and Public Policy
(not-for-profit)

National Arts Centre Foundation (not-for-profit)

Areas of expertise:

• Senior executive/strategic leadership
• Governance
• Government/regulatory affairs

Total compensation for 2015: $237,444

Securities held and total market value as at December 31, 2014 and 2015:

Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2015	1,300	21,536	$873,705		Yes (1.4x)
2014	1,300	15,261	$693,740		Yes (1.1x)
Increase	–	6,275	$179,965
Voting results of 2015 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			332,790,493	2,891,788	335,682,281
Percentage of votes			99.14%	0.86%	100%

1  John ceased to be a member of the Audit Committee on May 7, 2015.

2  John became a member of the Pension Committee on May 7, 2015.

16 • TELUS 2016 INFORMATION CIRCULAR

ABOUT OUR BOARD OF DIRECTORS

Sarabjit (Sabi) S. Marwah

Toronto, Ontario, Canada

Sabi Marwah retired as the Vice Chairman and Chief Operating Officer of the Bank of Nova Scotia (Scotiabank) in 2014, a position he held since 2008. As Vice Chairman, Sabi was responsible for Scotiabank’s corporate financial and administrative functions and was actively involved in developing the bank’s strategic plans and priorities. Sabi joined Scotiabank as a Financial Analyst in 1979 and, during his career, held successively more senior positions within the finance department, including Deputy Comptroller, Senior Vice-President and Comptroller, and Executive Vice-President. He was appointed Chief Financial Officer (CFO) in 1998 and Senior Executive Vice-President and CFO in 2002. Sabi holds a Bachelor of Economics (Honours) from the University of Calcutta, a Master of Economics from the University of Delhi and an MBA (Finance) from the University of California, Los Angeles (UCLA). In 2012, he received an Honorary Doctorate of Laws from Ryerson University. In 2002, Sabi was awarded the Queen’s Golden Jubilee Medal for his contributions to Canada.

Age: 64

Director since: 2015

Independent

TELUS Committees:
• Audit

Areas of expertise: • Senior executive/strategic leadership • Finance and accounting • Risk management
		Attendance record – 100% Board – 3 of 3[1] Audit – 2 of 2[1]

Current directorships

George Weston Limited (public)

Cineplex Inc. (public)

The Hospital for Sick Children,
Board of Trustees (not-for-profit)

Ryerson Futures Inc. (not-for-profit)

Toronto International Film Festival (not-for-profit)

Past directorships (2010 to 2015)

C.D. Howe Institute (not-for-profit)

Humber River Regional Hospital
(not-for-profit)

Total compensation for 2015: $191,688

Securities held and total market value as at December 31, 2014 and 2015:

Year	Shares	DSUs	Total market value of securities		Meets share ownership target
2015	5,000	4,603	$367,411		No (he has until May 7, 2020 to reach the target)
2014	5,000	N/A	$209,450		N/A
Increase	–	4,603	$157,961
Voting results of 2015 annual meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			333,691,670	2,023,544	335,715,214
Percentage of votes			99.4%	0.6%	100%

1  Sabi joined the Board and its Audit Committee on May 7, 2015.

David L. Mowat

Edmonton, Alberta, Canada

David Mowat is President and CEO of ATB Financial, a position he has held since June 2007. Prior to that, he was the CEO of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named chair of the Alberta Royalty Review panel. David holds a Bachelor of Commerce from the University of British Columbia. In 2014, David was selected by Alberta Venture Magazine as Alberta’s Business Person of the Year. In 2015, he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology.

Age: 61

New nominee

Independent

Areas of expertise:	Attendance record N/A

Current directorships

MasterCard Canada (Advisory Board)

Alberta Blue Cross (not-for-profit)

STARS Air Ambulance Society (Chair)
(not-for-profit)

National Music Centre (not-for-profit)

Citadel Theatre (Vice-Chair)
(not-for-profit)

Past directorships (2010 to 2015)

Lieutenant Governor Alberta Arts Awards Foundation (not-for-profit)

Edmonton Oilers Foundation
(not-for-profit)

• Senior executive/strategic leadership

• Finance and accounting

• Retail

Total compensation for 2015:
N/A

Securities held and total market value as at December 31, 2014 and 2015:

Year	Shares	DSUs	Total market value of securities	Meets share ownership target
2015	N/A	N/A	N/A	N/A
2014	N/A	N/A	N/A	N/A
Increase	N/A	N/A	N/A	N/A
Voting results of 2015 annual meeting:
N/A

TELUS 2016 INFORMATION CIRCULAR • 17

Information about our directors not standing for re-election

As noted on page 6, John Butler, Rusty Goepel and Don Woodley will be retiring from the Board in May 2016. In addition, Joe Natale stepped down as a Board member on August 10, 2015, concurrent with his resignation as chief executive officer (CEO). As of December 31, 2015, both John and Rusty had an attendance record of 100 per cent and Don had an attendance record of 93 per cent. John is Chair of our Human Resources and Compensation Committee, Rusty is a member of our Corporate Governance and Audit Committees, and Don is a member of our Corporate Governance and Pension Committees.

Additional disclosure related to directors

Cease trade orders, bankruptcies, penalties or sanctions

Except as noted, within the 10 years ended March 7, 2016, TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•    In March 2006, John Lacey was appointed to the board of directors of Stelco Inc. as a nominee of Tricap Management Limited. Stelco Inc. filed for bankruptcy protection under the Companies’ Creditors Arrangement Act (CCAA) in January 2004. John’s appointment as a director was part of a court-supervised restructuring, from which Stelco Inc. emerged on March 31, 2006 and pursuant to which Tricap Management Limited had the right to appoint four of Stelco Inc.’s nine directors. In October 2007, United States Steel Corporation acquired Stelco Inc. and John resigned from the Stelco Inc. board.

•    John Manley was a director of Nortel Networks Corporation and Nortel Networks Limited (together, the Nortel Companies) when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain European, Middle Eastern and African subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. John resigned as a director of the Nortel Companies on August 10, 2009.

Except as noted, within the 10 years ended March 7, 2016, TELUS is not aware of any proposed director of TELUS who had been a director, chief executive officer or chief financial officer of any issuer which was subject to an order that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event that occurred while the director was acting in such capacity.

•    John Manley was a director of the Nortel Companies when they announced, on March 10, 2006, the need to restate certain of their previously reported financial results and a resulting delay in the filing of certain 2005 financial statements by the required dates under Ontario securities laws. The Ontario Securities Commission (OSC) issued a further management cease trade order on April 10, 2006 prohibiting all directors, officers and certain current and former employees, including John, from trading in securities of the Nortel Companies until the filings were complete. The British Columbia Securities Commission (BCSC) and the Autorité des marchés financiers (AMF) issued similar orders. The OSC lifted its cease trade order on June 8, 2006 and the BCSC and AMF orders were revoked shortly thereafter. John was not subject to the BCSC or AMF orders.

Director compensation

Principles

Our Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board. In determining the appropriate level and mix in directors’ compensation, the Committee is guided by the following compensation principles:

•    We target cash compensation for directors at the 50th percentile and total compensation at the 65th percentile of the selected comparator group

•    A flat fee structure aligns with the changing role of directors and the continuous nature of their contributions

•    Equity is an important element of compensation to emphasize alignment with the interests of Shareholders

•    Equity pay is determined by reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant

•    The level of compensation must be sufficient to attract and retain highly qualified directors with a sufficient range of skills, expertise and experience

•    Compensation should be reviewed each year to ensure that it remains appropriate and aligned with the market.

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ABOUT OUR BOARD OF DIRECTORS

Benchmarking

In conducting the annual benchmarking of compensation, the Corporate Governance Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries, as well as other Canadian public companies of comparable complexity, governance and size in different industries. In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect the market data. Meridian Compensation Partners LLC (Meridian) was the consultant engaged to benchmark 2015 compensation. See pages 45 and 46 for more information about Meridian and the services it provides. After reviewing market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.

The comparator group selected to benchmark 2015 director compensation is listed in the table below. It is the same group as the one used in 2014 except for the following changes: the Committee removed Bell Aliant due to its acquisition by BCE Inc. and added Potash Corp. The comparator group was selected by screening for companies with revenue and market capitalization in an approximate range of one-third to three times TELUS’ trailing 12-month revenue and market capitalization. The 2015 comparator group is also identical to the comparator group used to benchmark 2015 executive compensation, except for the addition of two financial institutions as TELUS regularly competes with them to attract candidates for the Board.

Comparator group for benchmarking 2015 director compensation
Agrium Inc. (fertilizers and agricultural chemicals)	Potash Corp. of Saskatchewan (fertilizers and agricultural chemicals)
BCE Inc. (telecommunications services and media)	Quebecor Inc. (telecommunications services and media)
CIBC (diversified banking)	Rogers Communications Inc. (telecommunications services and media)
Canadian National Railway Company (railroads)	Shaw Communications Inc. (cable, satellite and media)
Canadian Tire Corporation (general merchandise)	Suncor Energy Inc. (integrated oil and gas)
CGI Group Inc. (IT consulting and other services)	Teck Resources Ltd. (diversified metals and mining)
Enbridge Inc. (oil and gas storage and transportation)	Thomson Reuters Corp. (publishing)
Encana Corporation (oil and gas exploration and production)	Toronto-Dominion Bank (diversified banking)
Finning International Inc. (trading companies and distributors)	TransCanada Corporation (oil and gas storage and transportation)
Loblaw Companies Limited (food retail)

Components of compensation

In 2014, the Board approved a tiered flat fee structure for our non-management directors that remained competitive with the market at the 65th percentile. The Board believes that a flat fee structure is better aligned with the changing role of directors and is more reflective of the continuous nature of their contributions throughout the year (rather than a fee structure based on attendance at meetings). Directors often provide advice outside of meetings, continuously keep abreast of developments affecting the Company and identify opportunities to the Company. As well, they must be attentive to the best interests of the Company at all times. This tiered flat fee structure takes into account the different responsibilities of the chairs of each committee and the Board Chair, while eliminating all board and committee member fees except where attendance is required at more than a specified number of meetings.

On August 10, 2015, following the announcement that Joe Natale would be stepping down as CEO and Darren Entwistle would resume that role, Dick Auchinleck transitioned from Lead Director to independent Chair. The Corporate Governance Committee determined that a review of Dick’s compensation was necessary given the role change and engaged Meridian to conduct such a review. The Corporate Governance Committee ultimately recommended to the Board for approval an increase in the total annual retainer payable to him, from $290,000 to $490,000. The Board approved this change, which positioned total compensation for the Chair slightly above the 65th percentile, effective as of August 10, 2015.

TELUS 2016 INFORMATION CIRCULAR • 19

If the directors are required to attend (i) more than 10 Board meetings in a calendar year, (ii) more than 10 Audit Committee meetings in a calendar year, or (iii) for committees other than the Audit Committee, more than nine committee meetings in a calendar year, then such non-management directors will be paid an additional fee of $1,500 cash for each such additional Board or committee meeting attended. Additional meeting fees will also be paid for service on a special committee.

Directors may elect to receive the cash portion of their annual retainers and additional meeting fees, if any, in any combination of cash, DSUs and Shares, subject to a requirement that

50 per cent of the cash portion of their annual retainer must be paid in DSUs or directed to the purchase of Shares until they meet the minimum share ownership target noted below. Each non-management director is also entitled to reimbursement for certain telecommunications services and products, subject to a specified cap, and to receive $1,500 for return travel in excess of six hours to attend Board meetings.

The components of the tiered flat fee annual retainer structure (to be paid 40 per cent in cash and 60 per cent in DSUs) are shown in the following table.

	Compensation ($)
Tier	Cash (40%)	DSUs (60%)	Annual retainer
Non-management directors, including committee service	86,000	129,000	215,000
Chair of Pension Committee or Corporate Governance Committee	92,000	138,000	230,000
Chair of Audit Committee or Human Resources and Compensation Committee	98,000	147,000	245,000
Chair of the Board	196,000	294,000	490,000

2015 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2015 is shown in the table below.

	Fees earned ($)		Share-based awards (DSUs) ($)	All other compensation[3] ($)
Directors[1]	Annual retainer (cash)	Travel fee[2]			Total ($)
Dick Auchinleck[4]	164,000	–	262,767	7,669	434,436
Charlie Baillie[5]	30,242	3,000	–	3,514	36,756
Micheline Bouchard	86,000	6,000	129,000	7,738	228,738
John Butler	98,000	–	147,000	4,191	249,191
Ray Chan	86,000	–	129,000	4,050	219,050
Stockwell Day[6]	89,890	–	138,000	11,500	239,390
Lisa de Wilde[7]	86,000	6,000	162,565	5,299	259,864
Rusty Goepel[8]	91,110	–	129,000	5,752	225,862
Mary Jo Haddad	86,000	6,000	129,000	3,144	224,144
John Lacey	86,000	6,000	129,000	3,194	224,194
Bill MacKinnon	98,000	6,000	147,000	500	251,500
John Manley[9]	89,890	6,000	138,000	3,554	237,444
Sabi Marwah[10]	55,758	4,500	129,000	2,430	191,688
Don Woodley[11]	88,110	6,000	129,000	5,252	228,362

1          Darren does not, and Joe did not, receive compensation for services as a director. Compensation disclosure for Darren and Joe is on pages 75 and 76.

2          Directors are paid an additional $1,500 per meeting for travel in excess of six hours (return) from their principal residence to attend a Board meeting.

3          Includes charitable donations of up to $500 per year made in the director’s name, telecom concessions such as phone and Internet services, equipment such as smartphones and tablets, and reimbursement for continuing education.

4          Dick’s compensation is pro-rated due to a change in Chair compensation made effective August 10, 2015.

5          Charlie retired from the Board on May 7, 2015.

6          Stockwell became the Chair of the Pension Committee on May 7, 2015.

7          Lisa joined the Board on February 1, 2015 and received $33,575 in DSUs upon joining the Board.

8          Rusty ceased to be the Chair of the Corporate Governance Committee on May 7, 2015, but remained a member of the committee.

9          John became the Chair of the Corporate Governance Committee on May 7, 2015.

10     Sabi joined the Board on May 7, 2015.

11     Don ceased to be the Chair of the Pension Committee on May 7, 2015, but remained a member of the committee.

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ABOUT OUR BOARD OF DIRECTORS

Director equity ownership target and ownership

All non-management directors are required to reach an equity ownership target equal to three times the annual retainer ($645,000) within five years of their appointment date. When Dick Auchinleck became Chair of the Board, his ownership target was increased to five times his annual retainer ($2,450,000, up from $870,000 the previous year). DSUs are included in calculating whether a director has met the equity ownership target. The equity ownership target for the CEO is equal to seven times his base salary.

All of the current non-management directors have exceeded the ownership target, other than Mary Jo Haddad, Lisa de Wilde and Sabi Marwah, who have until May 8, 2019, February 1, 2020 and May 7, 2020, respectively, to meet the target. The actual number of Shares and DSUs owned or controlled by each non-management director as at December 31, 2014 and December 31, 2015, as well as their total market value, can be found in Director biographies on pages 10 to 17. Information for Darren is on page 74.

Director share-based awards

Below is a summary of all share-based awards outstanding as at December 31, 2015 for each current non-management director. TELUS does not grant options to non-management directors. All share-based awards granted to current non-management directors were vested as at December 31, 2015. Information regarding share-based awards for Darren is on page 77.

	Share-based awards[1]
Name	Number of DSUs that have vested[2]	Market or payout value of vested share-based awards not paid out or distributed ($)[3]	Value granted in-year ($)[3]
Dick Auchinleck	140,223	5,364,932	587,329
Micheline Bouchard	78,084	2,987,494	228,527
John Butler	90,043	3,445,045	261,928
Ray Chan	9,600	367,296	129,357
Stockwell Day	19,464	744,693	151,701
Lisa de Wilde	5,047	193,098	193,098
Rusty Goepel	78,104	2,988,259	228,527
Mary Jo Haddad	9,574	366,301	211,310
John Lacey	104,144	3,984,549	307,151
Bill MacKinnon	44,663	1,708,806	196,197
John Manley	21,536	823,967	240,082
Sabi Marwah	4,603	176,111	176,111
Don Woodley	89,365	3,419,105	244,826

1          Share-based awards are DSUs as at December 31, 2015.

2          DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the Directors Deferred Share Unit Plan. See page 90. Includes additional DSUs equivalent in value to the dividends paid on Shares, which were credited in-year.

3          Based on the closing price of Shares ($38.26) on December 31, 2015. Includes additional DSUs equivalent in value to the dividends paid on Shares, which were credited in-year.

TELUS 2016 INFORMATION CIRCULAR • 21

Corporate governance in 2015

At TELUS, our commitment to higher standards in corporate governance means that we are constantly evolving our practices and pursuing greater transparency and integrity in everything we do. In 2015, we continued to evolve our practices in our pursuit of excellence and increased investor confidence. Some of these initiatives are highlighted below.

Board diversity

TELUS demonstrated its ongoing commitment to diversity and the recruitment of outstanding Board candidates over the past year with the addition of Sabi Marwah in May 2015. Sabi brings strategic expertise and significant operational experience in finance, accounting and risk management.

With Sabi on the TELUS Board, we achieved our target of having diverse members represent a minimum of 30 per cent of independent directors. Darren Entwistle is also a founding member of the 30% Club Canada, pledging to work towards having women represent 30 per cent of independent directors on our Board by the end of 2019. Diverse members (five nominees) represent 45 per cent and female members (three nominees) represent 27 per cent of the independent directors proposed for election at the Meeting.

The Board furthered its thought leadership on diversity in 2015 by having the principles of the Board diversity policy cascaded to the committee composition succession process, such that diversity considerations are taken into account when determining the optimum composition and mix of skills for each committee. For more disclosure on our Board diversity policy and the representation of women on the Board and in executive officer positions, see page 32.

In February 2016, the Board reframed its diversity objectives and expressed them in terms of a minimum percentage of both men and women, reflecting the principle that a board that consists entirely of women is no more diverse than a board that consists entirely of men. The Board also accelerated the target date for achieving a minimum of each gender representing 30 per cent of the independent directors from 2019 to 2018. TELUS’ diversity objective now states that diverse members will represent not less than 30 per cent of the Board’s independent members by May 2017, with a minimum of each gender representing 25 per cent of such members by May 2017, increasing to not less than 30 per cent of such members by 2018.

Interlock policy

The Board has an interlock policy in place which states that no more than two of our directors should serve on the same public company board or committee, unless otherwise agreed by the Board. In February 2016, the Corporate Governance Committee reviewed this policy and recommended to the Board an amendment, which the Board approved, to clarify those factors the Corporate Governance Committee should consider in making a recommendation to permit additional interlocks. In considering whether or not to permit more than two directors to serve on the same board or committee, the Corporate Governance Committee will take into account all relevant considerations including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS.

Committee succession planning

With the anticipated retirement in 2016 of Rusty Goepel, the former Chair of the Corporate Governance Committee, and Don Woodley, the former Chair of the Pension Committee, the Corporate Governance Committee implemented its committee chair succession process in 2015, resulting in the appointment of John Manley as Chair of the Corporate Governance Committee and Stockwell Day as Chair of the Pension Committee in May 2015. With these appointments, and the continued service by Rusty and Don as members of their respective committees, the Board ensured a smooth transition in accordance with the principles guiding the committee succession planning process, namely continuity and consistency. When John Butler, the current Chair of the Human Resources and Compensation Committee, retires in May 2016, John Lacey will be appointed Chair of that Committee, a position he also held from 2002 until 2007.

Board evaluation

In 2015, the Corporate Governance Committee engaged an external governance consultant, Elizabeth Watson of Watson Inc., to assist with a comprehensive review of the Board, committee and director evaluation and to obtain feedback on its processes from an outside perspective. She reviewed Board, committee and director evaluation surveys from prior years, as well as the process used for the surveys, and considered the evaluation approach, objectives, key topics, Board involvement, presentation of the results and action plan. Following receipt and discussion of her report, the Board implemented changes to the evaluation process.

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A multi-year plan was adopted that alternates the focus of questionnaires and interviews over a two-year period. New questionnaires were approved to collect more qualitative feedback on Board and director performance, while retaining some quantitative elements. A new approach was also adopted to provide a structured analysis and debriefing to the Board on the results of the evaluations and interviews to obtain feedback and develop an action plan. In 2015, the Board focused its review on its performance and effectiveness and on peer evaluations, and in 2016 the focus will be on the evaluation of the committees, the committee chairs and the Chair of the Board. This multi-year approach allows for deeper discussion on the findings and the action plan. The Corporate Governance Committee monitors progress on such action plan in collaboration with the Chair and the Chief Executive Officer (CEO).

For more information on the process, see page 31.

Transparency report

We continued to issue our annual transparency disclosure last year, providing insight into our approach to responding to requests for information about our customers from law enforcement agencies and other government organizations. This disclosure demonstrates our ongoing commitment to protecting our customers’ privacy while also supporting the efforts of law enforcement and emergency service providers. It also provides data regarding the numbers and types of information requests we receive each year. Our transparency reporting is integrated into our annual sustainability report. To learn more about our transparency reporting, visit sustainability.telus.com.

Recognition for corporate governance

Our efforts to provide transparent disclosure and reporting continue to be externally recognized. In 2015, we were pleased to receive the Awards of Excellence in Corporate Reporting in Corporate Governance Disclosure and in the Communications and Media sector from the Chartered Professional Accountants of Canada.

TELUS 2016 INFORMATION CIRCULAR • 23

Statement of TELUS’ corporate governance practices

We are committed to effective and sound practices in corporate governance and regularly assess emerging best practices. We are also committed to transparent disclosure of our corporate governance practices and to providing voluntary disclosure that goes beyond what is required.

TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies. Although not required to do so, TELUS has voluntarily adopted the expanded definition of independence in Section 303A of the New York Stock Exchange Governance Standards (the NYSE governance rules). We are also in substantial compliance with most of the provisions of the NYSE governance rules that are not mandatory for foreign private issuers, including the NYSE requirements regarding the independence of compensation committee members, except as indicated below.

•                  With respect to Shareholders’ approval of equity-based compensation arrangements, TELUS follows the Toronto Stock Exchange (TSX) rules, which require Shareholders’ approval of equity-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE governance rules, which generally require Shareholders’ approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

•                  TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE governance rules.

Disclosure of TELUS’ practices against the Governance Disclosure Rule
(NI 58-101 – Disclosure of Corporate Governance Practices)

Board of Directors

Oversight and mandate

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs.

The Board has adopted the TELUS Board Policy Manual to assist Board members in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Board committees, individual directors, the Chair, the committee chairs and the CEO. The terms of reference for the Board of Directors are contained in the manual and attached as Appendix A to this information circular. A copy of the TELUS Board Policy Manual is available at telus.com/governance.

One of the Board’s key mandates is to oversee the Company’s objectives and goals. The corporate priorities and the strategic plan to achieve those priorities are approved by the Board each December. Critical to this process is the Board’s annual strategic advance meeting, held over three days at the beginning of August, at which the Board and management hold comprehensive discussions on the strategic plan, as well as progress toward our operational and financial targets and our corporate priorities. The meeting, and the regular working dinners prior to each Board meeting, provide opportunities for our directors to meet with members of the senior leadership team below the executive level, to enhance their understanding of executive succession planning.

Another key mandate of the Board is to oversee the timely identification of material risks to the Company’s business and the implementation of appropriate systems and processes to identify, monitor and manage material risks. For a detailed explanation of the material risks applicable to TELUS and its affiliates, see Section 10 of Management’s discussion and analysis in the TELUS 2015 annual report. To meet its obligations in this regard, the Board annually reviews and assesses the quality and adequacy of risk-related information provided to the Board by management and annually reviews the allocation of risk oversight among the Board and each of its committees to ensure that the risk oversight function is coordinated.

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The Board, through its committees, also receives quarterly updates on business risks and key risk mitigation activities. In addition, the Audit Committee reviews the key risk profile each quarter and approves the internal audit plan on an annual basis. Finally, the directors participate in the identification of our key enterprise risks. Through an internal risk and control assessment survey, each director identifies key enterprise risks and provides his or her perception of TELUS’ risk tolerance in key risk areas. Management incorporates the Board’s input into its annual enterprise risk and control assessment, which is then used to identify and prioritize key enterprise risks and develop risk mitigation plans annually.

To further delineate the Board’s responsibilities, the Board has adopted a delegation policy under which it delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval, including major capital expenditures, acquisitions, investments and divestitures.

Committees

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure full review of certain matters. The committees of the Board include the Audit, Corporate Governance, Pension, and Human Resources and Compensation Committees.

Each committee has terms of reference that set out its mandates, duties and scope of authority, and reports to the Board on its activities on a regular basis. In addition, each committee uses an annual work plan to guide its deliberations during the course of the year. Finally, all committees have the authority to retain external advisors at TELUS’ expense in connection with their responsibilities. The Human Resources and Compensation Committee (Compensation Committee) retained Meridian Compensation Partners LLC (Meridian) beginning in 2010 as its independent external executive compensation consultant. A description of Meridian’s work for the Compensation Committee is on pages 45 and 46.

Since 2011, the Corporate Governance Committee has retained Meridian to assist in the annual market study of directors’ compensation (see page 19). In 2015, the Corporate Governance Committee also retained Watson Inc. to assist with a review of the Board and director evaluation process.

We believe our directors should have exposure to different committees to ensure they develop a broad Company perspective. Planning principles include facilitating consistency and continuity, having a common director on the Compensation Committee and Pension Committee (to provide a direct linkage on related matters), having an ex-Audit Committee member on the Pension Committee, and having former committee chairs acting as emergency committee chairs, if required. In 2015, the Board appointed new Chairs for the Corporate Governance and Pension Committees and approved changes to the membership of some of the Board committees to reflect a new principle: the Chairs of the Audit and Compensation Committees should only serve on one committee of the Board, in consideration of the extra responsibilities associated with those roles. Also in 2015, the Board agreed to apply the principles of its diversity policy to the committee composition succession process to ensure that diversity considerations are taken into account when determining the optimum composition and mix of skills for each committee.

Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. For instance, since joining in 2003, Dick Auchinleck has served on each committee, with his longest tenure being on the Corporate Governance Committee (10 years), while John Lacey has served on three of the four committees, with his longest tenure being on the Compensation Committee (nine years).

The following table provides an overview of our current Board committees. Management directors do not serve on any committee.

TELUS 2016 INFORMATION CIRCULAR • 25

	Audit Committee	Human Resources and Compensation Committee	Corporate Governance Committee	Pension Committee	Year first appointed to Board	Independent
Dick Auchinleck	X				2003	Yes
Micheline Bouchard		X		X	2004	Yes
John Butler[1,2]		X (Chair)			1999	Yes
Ray Chan	X	X			2013	Yes
Stockwell Day		X		X (Chair)	2011	Yes
Lisa de Wilde	X				2015	Yes
Rusty Goepel[2]	X		X		2004	Yes
Mary Jo Haddad	X		X		2014	Yes
John Lacey		X	X		2000	Yes
Bill MacKinnon	X (Chair)				2009	Yes
John Manley			X (Chair)	X	2012	Yes
Sabi Marwah	X				2015	Yes
Don Woodley[2,3]			X	X	1999	Yes

1         John served as a director of one of TELUS’ predecessor companies from 1995 to 1999.

2         John, Rusty and Don will retire from the Board in May 2016.

3         Don served as a director of one of TELUS’ predecessor companies from 1998 to 1999.

For more information about our standing committees, see Committee reports starting on page 37.

Independence

The Board determines independence using a set of criteria that goes beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test pronounced by the NYSE, including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the applicable Canadian and U.S. governance rules and the NYSE governance rules. The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual, which also requires a majority of the Board’s members to be independent. Furthermore, all committee members must be independent. Members of both the Audit and the Compensation Committees must also satisfy the more stringent independence tests set out under the applicable Canadian and U.S. governance rules and the NYSE governance rules. With respect to the Board Chair, the TELUS Board Policy Manual provides that the Chair must be independent, but if that is not desirable in the circumstances, the Board must appoint an independent Lead Director.

The Board evaluates the independence of each director by applying these expanded independence criteria to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada’s largest telecommunications companies and the incumbent local exchange carrier in certain provinces, the Company provides services to its directors and their families and to many organizations with which the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between the director and the Company. Rather, in determining if there is a material relationship, the Board examines a variety of factors, including the magnitude of the services provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party and how easily a service may be replaced. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle, there is no material relationship existing between any of the proposed directors, including the Chair, and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company.

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CORPORATE GOVERNANCE

As a regular feature at each Board and standing committee meeting, there is an in-camera session of the independent directors. The Chair or the committee chair, as the case may be, presides over these in-camera sessions. The following table indicates the number of regularly scheduled meetings, in-camera sessions and total meetings held by our Board and each committee in 2015.

Board/Committee	Regularly scheduled meetings	In-camera sessions	Total number of meetings
Board	6	6	6
Audit Committee	5	5	5
Corporate Governance Committee	4	4	4
Human Resources and Compensation Committee	4	4	4
Pension Committee	4	4	4

Position descriptions

The Board has developed a description of the role and responsibilities of the Chair and CEO, to delineate clearly the Board’s expectation of each, and brief position descriptions for the chair of each Board committee, all of which are described in the TELUS Board Policy Manual available at telus.com/governance.

The Chair’s primary responsibility is to lead the Board in its supervision of the business and affairs of the Company and its oversight of management. His duties include facilitating the effective operation and management of the Board; providing leadership to the Board to ensure it can function independently of management as and when required; fostering the Board’s understanding of the boundaries between Board and management responsibilities; chairing in-camera meetings of the independent directors at all Board meetings; assisting the Corporate Governance Committee with the recruitment of new directors and the evaluation of the Board, its committees and its members; and facilitating the Board’s efforts to promote engagement with, and feedback from, Shareholders.

The CEO reports to the Board and bears prime responsibility for managing the business and affairs of the Company. His duties include leading the execution of the Company’s strategy; keeping the Board current on major developments; recommending the strategic direction to the Board; developing and monitoring annual business and operational plans and budgets; fostering a customer first culture that promotes ethical practices and encourages individual and collective integrity; facilitating interaction between the Board and other key members of management; creating, maintaining and reviewing leadership development and succession of Executive Vice-Presidents (EVPs); supporting the Corporate Governance Committee in respect of recruiting new directors to the Board; supporting the Compensation Committee in respect of CEO succession planning; and developing and leading the execution of strategies with respect to relations with investors, shareholders, governments, communities and other stakeholders. In addition, the CEO is responsible for delivering on the Company’s corporate priorities, approved annually by the Board. His annual performance objectives relevant to compensation, which the Compensation Committee reviews and approves, supplement his mandate.

Expectations of our Board – Attendance, caps on outside service and interlocks

Our Board expects its members to devote the time, energy and effort that will be necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs, and become effective ambassadors of the Company.

TELUS 2016 INFORMATION CIRCULAR • 27

In accordance with the TELUS Board Policy Manual, the Board expects each director to attend all Board and committee meetings. The Corporate Governance Committee takes a director’s attendance into consideration during the nomination process if a director attends less than 75 per cent of Board and committee meetings held in a year (except if due to exceptional circumstances). Most of our directors had a 100 per cent attendance record in 2015. The table below provides a breakdown of each independent director’s attendance record:

Name	Board	Audit	Human Resources and Compensation	Corporate Governance	Pension	Total
Dick Auchinleck	6/6	2/2				100%
Charlie Baillie[1]	3/3		2/2		2/2	100%
Micheline Bouchard	6/6		4/4		4/4	100%
John Butler	6/6		4/4		2/2	100%
Ray Chan	6/6	5/5	4/4			100%
Stockwell Day	6/6		4/4		4/4	100%
Lisa de Wilde	6/6	5/5				100%
Mary Jo Haddad	6/6	5/5		4/4		100%
Rusty Goepel	6/6	5/5		4/4		100%
John Lacey	6/6	3/3	2/2	4/4		100%
Bill MacKinnon	6/6	5/5		2/2		100%
John Manley	6/6	3/3		4/4	2/2	100%
Donald Woodley	5/6		2/2	2/2	4/4	93%
Sabi Marwah	3/3	2/2				100%

1     Charlie Baillie retired from the Board in May 2015.

Directors who are employed as CEOs, or in other senior executive positions on a full-time basis with a public company, should not serve on the boards of more than two public companies in addition to the Company’s Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO or in a senior executive position, or (iii) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Company’s Board. TELUS’ CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

The Board has also limited the number of directors who can serve on the same board or committee of a publicly traded company to two, unless otherwise agreed to by the Board. In 2016, the Board clarified what the Corporate Governance Committee should consider when making its recommendation to permit more than two directors to serve on the same board or committee. Specifically, it will take into account all relevant considerations including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS. The table below shows which TELUS directors served together on other public company boards as at March 7, 2016. The interlock between Rusty Goepel and Ray Chan will no longer exist once Rusty retires from the TELUS Board in May 2016.

Company	TELUS director	Committees
George Weston Limited	John Lacey	Nil
	Sabi Marwah	Audit Committee
Baytex Energy Corp.	Ray Chan	Nil
	Rusty Goepel	Nominating and Governance Committee

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Size and composition of the Board, nomination of directors and term limits

The Corporate Governance Committee is responsible for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors.

When considering the Board’s size and composition, the Corporate Governance Committee and the Board have two objectives:

•                  To form an effectively functioning Board that presents a diversity of views and business experience

•                  To select a size that is sufficiently small for the Board to operate effectively, but large enough to ensure there is enough capacity to fully meet the demands of the Board and its four committees and to ensure transition when new members are elected or appointed.

The Board believes that a board of directors consisting of between 12 and 16 members promotes effectiveness and efficiency.

The Corporate Governance Committee regularly reviews the profile of the Board, including the average age and tenure of individual directors, diversity, geography and the representation of various areas of expertise. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board can carry out its responsibilities effectively while facilitating transition following new appointments. The Board also strives to achieve a balance between the need to have a depth of institutional experience and knowledge available from its members and the need for renewal and new perspectives. Succession planning for the Board, in line with those objectives, has been a key focus of the Corporate Governance Committee and the Board in recent years. Each year, between 2011 and 2015, a Board member has retired and at least one new member has joined.

In 2016, three Board members will retire and one new Board member will be nominated. Achieving balance between institutional experience and renewal through effective and smooth succession planning is particularly important in light of the significant and continuing changes that the business of the Company experiences, the average age and tenure of current Board members, and the recent movements in Board membership.

The Board does not have a mandatory age limit, but it does have a term limit policy that requires directors who join the Board after January 1, 2013 to tender their resignation to the Corporate Governance Committee after 15 years of service. The Corporate Governance Committee has the discretion to recommend that the Board extend a director’s term for such period as the Corporate Governance Committee deems appropriate, if it is in the best interests of TELUS to do so. The term limit policy does not replace the rigorous annual performance assessment process that takes place under the leadership of the Corporate Governance Committee (see page 31 for further details). In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

The succession planning process also involves the creation of a skills matrix, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Each director has to indicate the skills and competencies each director, including themselves, has demonstrated. The following table lists the top three competencies of our nominees, together with their age range, tenure, official languages spoken and residency.

TELUS 2016 INFORMATION CIRCULAR • 29

Gender		Location				Years on Board			Age			Language		Top three compentencies

Dick Auchinleck	M	X						X		X		X		X			X				X
Micheline Bouchard	F				X			X		X		X	X	X		X			X
Ray Chan	M		X			X				X		X		X	X		X
Stockwell Day	M	X				X				X		X	X	X	X							X
Lisa de Wilde	F			X		X			X			X	X	X					X			X
Darren Entwistle	M	X						X	X			X	X	X				X	X
Mary Jo Haddad	F			X		X				X		X		X		X			X
John Lacey	M			X				X			X	X		X		X				X
Bill MacKinnon	M			X			X			X		X		X	X						X
John Manley	M			X		X				X		X	X	X			X					X
Sabi Marwah	M			X		X				X		X		X	X						X
David Mowat	M		X			X				X		X		X	X					X

In 2015, the Corporate Governance Committee prioritized the following skills and attributes – finance and accounting, technology and industry knowledge, retail and customer experience, geographic representation and gender diversity – in connection with its search for additional directors.

Recruiting new directors

The Corporate Governance Committee maintains an evergreen list of potential candidates. The directors, the CEO and external professional search organizations regularly identify additional candidates for consideration by the Corporate Governance Committee.

When recruiting new directors, the Corporate Governance Committee considers candidates on merit taking into account the vision and business strategy of the Company; the skills and competencies of the current directors and the existence of any gaps; and the attributes, knowledge and experience new directors should have in order to best enhance the Company’s business plan and strategies. Consistent with the Board diversity policy, the Corporate Governance Committee also takes into account diversity considerations, such as gender, age and ethnicity, with a view to ensuring that the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience.

The Corporate Governance Committee then uses a scoring model to assess prospective candidates. The scoring model assigns weightings to the desirable skills and attributes, which result in a rating out of 50. The Corporate Governance Committee also classifies candidates as “ready to potentially serve now,” “capable of serving but requires time to develop or free up availability” or “removed from consideration.” The Committee reviews the matrix at each regularly scheduled meeting to identify top candidates and requests the CEO to conduct an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet with the Chair of the Board, the Chair of the Corporate Governance Committee and, if deemed appropriate, other members of the Board and the TELUS executive team.

Approval

The Corporate Governance Committee reports to the Board throughout the process. It then puts forward its recommendation for new directors to the Board for approval. The financial literacy and independence of the candidates are also assessed before Board approval.

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Director evaluation

To support the Board succession planning and Board renewal, the Corporate Governance Committee, together with the Chair, carries out an assessment of the Board and the directors as provided by the TELUS Board Policy Manual. In addition to succession planning, the evaluation process assists the Board in:

•                  Assessing its overall performance and measuring the contributions made by the Board as a whole, by each committee and each director

•                  Evaluating the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company

•                  Improving the overall performance of the Board by assisting individual directors to build on their strengths

•                  Identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year.

The Corporate Governance Committee annually reviews the adequacy of the evaluation process, with input from the Chair, and recommends any changes to the Board for approval. As noted on pages 22 and 23, the Corporate Governance Committee recommended, and the Board approved, a multi-year evaluation approach to Board, committee and Chair evaluations by alternating the focus of the questionnaires and interviews over a two-year period. In 2015, the Board focused its review on its performance and effectiveness and on peer evaluations, and in 2016 will focus on the evaluation of the committees, their chairs and the Chair of the Board.

How we do it

Each director completes the following:

•                  A qualitative survey regarding the effectiveness of the Board. The Board survey includes questions on Board processes, culture and dynamics, its relationship with management, and Shareholder engagement. It also requests suggestions for improvement

•                  A questionnaire to evaluate both themselves and their colleagues as directors. It also includes an assessment of their own skills and competencies as members of the Board

•                  A questionnaire to evaluate the performance of each committee and chair of each committee. This questionnaire also evaluates the mechanisms in place that enable each committee to operate effectively

•                  A questionnaire to evaluate the performance of the Chair of the Board. The objective of the questionnaire is to assess the overall effectiveness of the Chair with respect to his or her position description and any specific Board-related goals.

As mentioned above, these questionnaires are not completed every year as they are based on the focus of the evaluation in that particular year. In 2015, the directors completed the Board evaluation and peer assessment. Members of senior management who frequently interact with directors also complete a management assessment survey, which is designed to evaluate the overall effectiveness of the Board and its committees and chairs, and the extent to which the Board and management support one another and how that support may be enhanced.

The Corporate Secretary assembles the results of the surveys and forwards them to the Chair (except the results relating to the Chair). The Chair then conducts separate interviews with each director to discuss the results, their individual evaluation, proposed development plans and any other issues relating to the functioning of the Board. The Chair reports on the key themes and recommendations identified in the surveys and leads a discussion at meetings of both the Corporate Governance Committee and the Board. An action plan is developed to address the recommendations. The results of evaluations of the Chair of the Board are forwarded to the Chair of the Corporate Governance Committee. He or she then reports on the key themes raised in the evaluations at an in-camera session of the Committee and of the independent directors of the Board held in the absence of the Chair.

For more information on our process, see Appendix L of the TELUS Board Policy Manual available at telus.com/governance.

In 2015, Darren Entwistle, in his capacity as Executive Chair, participated in an evaluation of the Board and interviewed each director focusing on Board effectiveness. Dick Auchinleck, in his capacity as Lead Director, interviewed each director separately and focused on the peer evaluations, the management survey and any matter related to director or Board independence.

These interviews provided an opportunity for candid and constructive discussion of any and all issues, with a view to enhancing Board performance as well as the personal contributions of each individual. Darren and Dick then reported the aggregated results and their findings to the Board. The consensus was that TELUS has a strong, well-functioning Board, with an appetite for continuous improvement. The results of the evaluation guided the Board in developing an action plan to prioritize action items identified during the evaluation process.

TELUS 2016 INFORMATION CIRCULAR • 31

Representation of women on the Board and senior management

At TELUS we believe the diversity of our team is a significant competitive advantage and we value the contribution and worth of each team member. We embrace diversity and inclusiveness because it is the right thing to do and it is critical to our success. Simply put, we recognize and leverage the value of diversity for our Shareholders, customers, team members and the communities we serve. Three years ago, the Board adopted a diversity policy to strengthen the representation of diverse members on the TELUS Board. The policy provides that the Corporate Governance Committee, which is responsible for recommending director nominees to the Board, will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Corporate Governance Committee will take into account diversity considerations, such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. The Corporate Governance Committee assesses the effectiveness of this policy annually and recommends any required amendments to the Board for approval. A copy of our Board diversity policy can be found at telus.com/governance.

According to the policy, the Corporate Governance Committee must also set measurable objectives for achieving diversity and recommend them to the Board for adoption on an annual basis. In 2013, the Board adopted a target of having diverse members represent between 30 and 40 per cent of its independent directors, with a minimum representation of 25 per cent women, by May 2017. The Board also agreed to have TELUS sign the Catalyst Accord and thereby pledge to increase the overall representation of women on the TELUS Board to a minimum of 25 per cent by 2017. In February 2015, the Board adopted an additional target to have women represent 30 per cent of our Board by the end of 2019. This was in line with Darren Entwistle being a founding member of the 30% Club Canada, which is also working toward having women represent 30 per cent of board members by the end of 2019. As noted on page 22, in 2016, the Board reframed its diversity objectives and expressed them in terms of a minimum percentage of both men and women, reflecting the principle that a board that consists entirely of women is no more diverse than a board that consists entirely of men. The Board also accelerated the target date for having a minimum of each gender representing 30 per cent of the independent directors from 2019 to 2018. TELUS’ diversity objective now states that diverse members will represent not less than 30 per cent of the Board’s independent members by May 2017, with a minimum of each gender representing 25 per cent of such members by May 2017, increasing to not less than 30 per cent of such members by 2018.

Diverse members (five nominees out of 11) currently represent 45 per cent of the independent directors of the Board, and female members (three nominees out of 11) represent 27 per cent of the independent directors nominated for election at the Meeting.

At TELUS, we also strongly support the objective of increasing diversity at all levels, including the representation of women in senior leadership roles. Currently, there are two women in an executive officer position at TELUS, Monique Mercier and Sandy McIntosh, representing 20 per cent of our executive officers (10 individuals composed of the CEO and all EVPs).

We are committed to fostering a culture that removes barriers and ensures open and fair processes for the advancement of talent that will, in turn, promote diversity in TELUS’ leadership team. Our key strategy is to focus on systemic changes to people practices and on leadership education and awareness. We have implemented several initiatives in connection with this strategy to help evolve leaders and people practices. Some of these are discussed below.

•                  Established in 2008, our Diversity and Inclusiveness Office (DIO) leads the diversity and inclusiveness strategy across TELUS and works alongside the Diversity and Inclusiveness Council to develop and implement initiatives that promote diversity and inclusiveness. Among the DIO’s core mandates are:

•                  Ensuring alignment between our diversity and inclusiveness strategy and our corporate priorities

•                  Monitoring and measuring diversity and inclusiveness programs and best practices across TELUS

•                  Providing thought leadership by sharing diversity knowledge and expertise with TELUS leaders.

•                  In 2013, the DIO and the Talent Acquisition and Development team reviewed and modified practices and processes in three pillars of recruitment – leader education, attraction, and succession and retention practices. We strive to interview candidates with different abilities, experiences and perspectives.

•                  Team member resource groups were established for women, Aboriginal team members, team members with varying abilities, new immigrants and lesbian, gay, bisexual, transgender and queer (LGBTQ) team members, to help bring awareness and thought leadership to our cultural evolution on the diversity and inclusiveness front.

•                  Beginning in 2014, vice-presidents and above have received training on conscious and unconscious biases, which is enhancing their talent development approach and their appreciation of the value of diversity for the success of our Shareholders, customers, team members and communities.

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Rather than adhering to specific objectives at the executive level, we believe that all these activities and efforts are more effective at contributing collectively to maintaining a pipeline of diverse candidates and ensuring that the representation of women, and of diverse candidates in general, is considered when making leadership and executive officer appointments.

Orientation and continuing education

Orientation

The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors attend an orientation session upon joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS’ strategy; business imperatives, plan and risks; financial condition and financing strategy; regulatory matters; board and committee governance including mandates, roles and policies; corporate policies; and compliance and governance philosophy and practices. In addition, the Board’s practice is to appoint new directors to the Audit Committee for at least their first year on the Board. Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company operations in their entirety, which offers new directors the quickest means of understanding the Company’s operations, risks and strategy.

Management also offers orientation and training to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee’s mandate and work plan for the year, as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

Sabi Marwah attended a comprehensive orientation session covering the topics identified above for the Board and Audit Committee, while Stockwell Day and John Manley attended orientation sessions targeted towards their new roles as Chairs of the Pension Committee and the Corporate Governance Committee, respectively. Topics for Stockwell included pension governance structure, finance, key actuarial assumptions and investment management. Topics for John included governance processes and resources, the role of the chair and upcoming special projects.

Continuing education

The Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees to inform them of developments in legal, regulatory and industry matters. The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics, including governance, technology, strategy, human resources, and regulatory and government affairs. Directors are provided with management contacts for each educational topic so they may request additional information or arrange for further consultation regarding the materials. Directors identify topics for continuing education through discussions at Board and committee meetings, annual evaluations and skills self-assessment surveys.

Directors may also attend external education programs at TELUS’ expense by availing themselves of an annual tuition credit. In 2015, several directors used this credit to take courses from providers such as audit or human resources firms, the Lead Director Network, the Rotman School of Management and the Institute of Corporate Directors. The range of subjects included executive compensation, short termism, risk oversight, board composition and board diversity. Furthermore, all of our directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. Some of our directors attended conferences during the year, including the Meridian 2015 Executive Compensation Conference and the Institute of Corporate Directors’ National Conference.

In 2015, management conducted or organized the education sessions noted on the next page. Management also provided information to directors on available courses. Once again, a key focus for 2015 was to provide regular updates at each quarterly Board meeting on changes in the competitive landscape, customer requirements, technological changes, industry developments, government relations and regulatory matters.

TELUS 2016 INFORMATION CIRCULAR • 33

Date	Subject	Attendees[1]	Presented by
February 10 May 6 August 5 November 3

Updates on corporate governance, including emerging best practices (Canadian Coalition for Good Governance, or CCGG), significant case law, developments and proposed amendments to Canadian and U.S. securities rules and regulations (Dodd-Frank implementation, Securities Exchange Commission and Ontario Securities Commission whistleblower policies), proxy access, and developments related to say on pay and Shareholder engagement

		Corporate Governance Committee	• Executive Vice-President (EVP), Corporate Affairs, Chief Legal Officer and Corporate Secretary • Senior Vice-President (SVP), Legal Services
February 10 May 6 August 5 November 3	Quarterly updates on audit and tax governance and major accounting policies	Audit Committee	• SVP and Corporate Controller • Vice-President (VP), Risk Management and Chief Internal Auditor • VP, Taxation
February 10 May 6 August 5 November 3	Updates on market trends and strategy and legal developments in relation to TELUS pension plans	Pension Committee	• SVP and Treasurer • SVP, Legal Services • Director, Investment Management • Senior Portfolio Manager • External legal counsel • External consultant
February 10 May 6 August 5 November 3	Quarterly strategic context updates, including the competitive environment, regulatory updates, technological and industry developments, and peer performance	Entire Board	• President and CEO
February 10 May 6 August 5 November 3

Updates on compensation trends, including emerging best practices for executive compensation disclosure (CCGG) and developments related to say on pay, executive compensation clawback and pay for performance

		Compensation Committee	• EVP, People and Culture and Chief Human Resources Officer • EVP, Corporate Affairs, Chief Legal Officer and Corporate Secretary • VP, Compensation and Benefits • External compensation consultant
May 6 August 5 November 3	Cybersecurity update	Audit Committee	• EVP, Technology Strategy • Chief Security Officer
February 10	Cybersecurity update	Entire Board	• EVP, Technology Strategy • EVP, Business Transformation
May 6	Fiduciary obligations	Pension Committee	• External legal counsel
November 3	Board engagement with Shareholders	Corporate Governance Committee	• External legal counsel
November 3	Board risk assessment and internal audit overview	Entire Board	• VP, Risk Management and Chief Internal Auditor
November 3	The federal election	Entire Board	• SVP, Federal Government and Regulatory Affairs
December 1	Developments in Canadian and U.S. securities class actions	Entire Board	• External legal counsel

1   Reference to attendance by the entire Board or by a specific committee means attendance by such members of the Board or committee who were in attendance as of the dates indicated above.

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Ethical business conduct

TELUS has a code of ethics and conduct that applies to all TELUS team members, including directors, officers and employees. The code outlines the responsibilities and guidelines that describe the ethical standards expected of all TELUS team members, including how to deal with conflicts of interest and the disclosure required by TELUS team members for actual or potential conflicts. The code is available at telus.com/governance. As part of that code, we established the TELUS EthicsLine in 2003, which provides the public and our team members with a channel for submitting anonymous and confidential questions or complaints on accounting, internal controls or ethical issues, a summary of which is reported on a quarterly basis to the Compensation Committee and the Audit Committee. In 2007, we enhanced the independence and accessibility of the EthicsLine by engaging a third-party intake provider, EthicsPoint, to run the hotline and forward calls or reports received to the Ethics Office and, for complaints relating to accounting and internal accounting controls, to the EVP, Corporate Affairs, Chief Legal Officer and Corporate Secretary. EthicsPoint also forwards respectful workplace issues to the Company’s respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages. To measure our performance in this regard, we have established an integrity index, which uses results from our online learning course, internal team member surveys, external surveys of our customers and reported breaches of our policies. For more information on our integrity index, visit sustainability.telus.com.

Our Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning the code of ethics and conduct. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct, and closely monitors our EthicsLine. The Ethics Office oversees ethics training, including an online course called TELUS Integrity that is mandatory for all TELUS team members, including TELUS International team members, and is extended to contractors with access to our information systems. The course combines ethics, respectful workplace, corporate security and privacy modules. The Ethics Office requires each director, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the code of ethics and conduct and understands the code’s expectations. The VP, Risk Management and Chief Internal Auditor reports quarterly to the Compensation Committee and the Audit Committee on the results of any investigation of whistleblower, ethics and internal controls complaints received by the Ethics Office or by the EVP, Corporate Affairs, Chief Legal Officer and Corporate Secretary (as the case may be). The Compensation Committee and the Audit Committee are required to review the code of ethics and conduct jointly on an annual basis and recommend changes for approval to the Board as appropriate. No waivers of the policy are intended, and any waiver that is granted to an executive officer or director under the policy must be pre-approved by the Board or its delegate, which must be a Board committee, and must be disclosed subject to restrictions under the TELUS policy on corporate disclosure and confidentiality of information. For all other employees, a waiver of the code of ethics and conduct must receive prior approval from the EVP, Corporate Affairs, Chief Legal Officer and Corporate Secretary, together with the VP, Risk Management and Chief Internal Auditor, and must be promptly reported to the Audit Committee.

Our anti-bribery and corruption policy, adopted by the Board in 2013, was implemented throughout TELUS in 2014, including by way of an online learning course that provided team members with context on bribery and corruption and details on the risks associated with it. The course covered the processes and controls intended to mitigate such risks and included topics and scenarios that promote a deeper understanding of the material covered. The policy applies to all TELUS team members, including the Board, as well as all third parties engaged by TELUS. It outlines the expectations for all TELUS team members and third parties in relation to anti-bribery and corruption matters in Canada and abroad, and applies to all areas of TELUS’ business, including commercial activities in both the public and private sectors.

Under the British Columbia Business Corporations Act and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.

TELUS 2016 INFORMATION CIRCULAR • 35

Shareholder engagement and say on pay

Our Board believes that regular communication is an important part of creating an open and constructive dialogue with our Shareholders. To facilitate such engagement, in 2015, the Board amended its say-on-pay and shareholder engagement policy to separate them into two separate policies: the say-on-pay policy sets out the Board’s objectives and policies with respect to say on pay and compensation disclosure pertaining to executive compensation, while the shareholder engagement policy outlines how the Board may communicate with Shareholders, how Shareholders can communicate with the Board and the topics that are appropriate for the Board to address. It also provides an overview of how management interacts with Shareholders. A copy of our shareholder engagement policy is available at telus.com/governance.

We communicate with our Shareholders and other stakeholders through various channels, including our annual and quarterly reports, management proxy circular, annual information form, corporate social responsibility report, news releases, our website and presentations at industry and investor conferences. Some of our long-standing Shareholder engagement practices include:

•                  Holding annual general meetings in locations across Canada with an internationally accessible live webcast and feedback survey so that Shareholders, wherever they are, can provide comments and ask questions via email to ir@telus.com before, during or after the meeting

•                  Maintaining a 1-800 investor line, ir@telus.com and ceo@telus.com mailboxes, and a confidential ethics hotline and website to encourage Shareholders and the public to contact us with questions or concerns

•                  Holding four quarterly earnings calls with financial analysts and institutional investors to present financial and operating results of the quarter. All calls are webcast and include executive presentations to analysts and institutional investors and open question-and-answer sessions. These calls are also available to retail Shareholders on a listen-only basis via phone or webcast. The webcast, slides (if used), transcripts (if available) and audio replays are available at telus.com/investors

•                  Conducting executive tours and attending industry conferences with our executive officers in Canada, the United States and the United Kingdom where analysts and investors are in attendance

•                  Holding meetings with Shareholders and shareholder advocacy groups (for example, the Canadian Coalition for Good Governance) on an ad hoc basis, typically with the EVP, People and Culture and Chief Human Resources Officer and with the Chair of the Compensation Committee or the Corporate Governance Committee, to discuss executive compensation or governance issues

•                  Inviting analysts and large institutional Shareholders to participate in a confidential investor perception study.

Our Board email inbox (board@telus.com) provides Shareholders and other stakeholders with a tool to communicate directly with the Board on appropriate topics between annual meetings. Alternatively, Shareholders and other stakeholders can also communicate with the Board by mail, marking the envelope as confidential, to (c/o Corporate Secretary) 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely matter. On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters.

With respect to our policy on say on pay, at our annual meeting in 2015, we conducted our fifth say-on-pay vote, which received the overwhelming support of 95.64 per cent of votes cast. Feedback received from meetings with Shareholders and shareholder advocacy groups was overall very positive and reinforced the view that our policies continue to align with Shareholder expectations.

We encourage Shareholders to contact the Board, and specifically members of the Compensation Committee, to discuss any concerns about our approach to executive compensation and corporate governance practices.

36 • TELUS 2016 INFORMATION CIRCULAR

Corporate Governance Committee report

Mandate

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that TELUS has an effective corporate governance regime. The Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance practices. The Committee is also responsible for identifying, recruiting and recommending nominees for election as directors, providing ongoing education and development for directors, and overseeing Board and director evaluations. The Committee assesses and makes recommendations to the Board for its determination of the independence, financial literacy, financial expertise, and accounting or related financial management expertise of directors, as defined under corporate governance rules and guidelines. In addition, as part of its expanded risk oversight role, the Committee is responsible for monitoring and reviewing insurance, claims and property risks, corporate social responsibility and environmental matters, and recommending to the Board for approval environmental policies and procedure guidelines or material changes to such policies.

Membership

The current membership of the Committee is as follows:

Name	Independent
John Manley (Chair)	Yes
Rusty Goepel	Yes
Mary Jo Haddad	Yes
John Lacey	Yes
Don Woodley	Yes

Prior to May 7, 2015, Bill MacKinnnon was a member of the Committee and Rusty Goepel was Chair of the Committee. On May 7, 2015, John Manley became the Chair of the Committee and Don Woodley became a member of the Committee.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each meeting, it holds an in-camera session without management present. The Committee held four meetings in 2015.

Highlights

Commitment to corporate governance

The Committee undertook the following initiatives as part of its commitment to best practices in corporate governance:

•                  Facilitated the leadership transition of the Lead Director to independent Chair, including the development of a position description for the independent Chair

•                  Conducted an annual review of the TELUS Board Policy Manual, including all of the terms of reference contained therein, to ensure they remained appropriate and recommended changes to the Board for approval, including all changes related to the leadership transition, which saw the Lead Director become independent Chair with the role of the Executive Chair eliminated

•                  Reviewed and approved the Committee’s annual work plan

•                  Received and considered with management regular updates on changing laws, rules and regulations in both Canada and the United States, corporate governance initiatives taken by Canadian and United States securities regulators and other stakeholders, and emerging best practices and their implications for the Company

•                  Reviewed reports on corporate social responsibility.

Say on pay and Shareholder engagement

In 2015, the Committee undertook the following initiatives with respect to Shareholder engagement:

•                  Recommended for approval the separation of the say-on-pay and shareholder engagement policy into two separate policies

•                  Evaluated the adequacy of our say-on-pay policy and Shareholder engagement practices

•                  Attended a Shareholder and Board engagement session with external legal counsel to better understand emerging trends and best practices

•                  Reviewed and reported on Shareholder communications received in the Board inbox (board@telus.com) on a quarterly basis, as well as any correspondence from the Board or committees sent in response to such communications.

TELUS 2016 INFORMATION CIRCULAR • 37

Director search

In 2015, the Committee continued its efforts to recruit additional directors as part of its succession planning for the Board. As a result of these efforts, Lisa de Wilde was appointed to the Board in February 2015 and Sabi Marwah was nominated for election as director at the 2015 annual general meeting. In March 2016, David Mowat was nominated for election as director at the Meeting. See pages 30 and 33 for further details on our director nomination and director orientation processes.

Risk management and oversight

The Committee undertook the following initiatives relating to risk management and oversight:

•                  Monitored our environmental risk management activities and results

•                  Conducted its annual review of our directors’ and officers’ liability insurance program and approved the annual renewal thereof

•                  Recommended to the Board for approval changes to the directors’ indemnity agreements

•                  Reviewed the adequacy of our insurance coverage, including property insurance coverage, monitored ongoing developments in the insurance industry and reviewed our property risk management program.

Initiatives relating to directors

The Committee undertook the following additional initiatives relating to directors:

•                  Reviewed and recommended to the Board for approval changes to the composition of the committees, including the appointment of new chairs for the Pension Committee and the Corporate Governance Committee

•                  Conducted an annual review of the succession planning process for the Lead Director and committee chairs and recommended changes to the process to the Board for approval following the leadership change that eliminated the role of the Lead Director and led to the appointment of an independent Chair

•                  Recommended changes to the Board and director evaluation process, following an external review by a corporate governance expert

•                  Reviewed and approved changes to the director compensation comparator group

•                  Reviewed the results of the annual market benchmarking of directors’ compensation prepared by Meridian Compensation Partners LLC (Meridian)

•                  Reviewed the results of a benchmarking report on the Chair’s compensation and recommended to the Board an increase to the Chair’s annual retainer

•                  Recommended to the Board for approval an increase to the Chair’s share ownership guideline to five times his annual retainer ($2,450,000)

•                  Reviewed the quarterly shareholder communications report

•                  Reviewed the Board diversity policy and recommended to the Board for approval accelerating achievement of the 30 per cent target to 2018 from 2019 and a change to reframe the targets in gender neutral terms

•                  Continued the ongoing education program for all directors

•                  Conducted an annual review of director eligibility criteria

•                  Conducted an annual review of the skills matrix and gap analysis of the Board

•                  Conducted an annual assessment of the independence and financial literacy of directors and made recommendations to the Board, which made the determinations.

Other initiatives

The Committee also reviewed the report on charitable donations and political contributions made in 2014 and approved the 2015 charitable donation and political contribution budgets.

Signed, the members of the Corporate

Governance Committee

John Manley (Chair)	John Lacey

Rusty Goepel	Don Woodley

Mary Jo Haddad

38 • TELUS 2016 INFORMATION CIRCULAR

Pension Committee report

Mandate

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan, the TELUS Defined Contribution Pension Plan, the TELUS Health and TELUS Retail Pension Plan, any successor plans, any related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the Pension Plans). The Committee is responsible for reporting to the Board in respect of the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, our investment policy, the performance of the investment portfolios and compliance with government legislation. The Committee may, from time to time, recommend to the Board for approval fundamental changes in the nature of the pension arrangement for any Pension Plan and fundamental changes in the governance structure for the Pension Plans.

Membership

The current membership of the Committee is as follows:

Name	Independent
Stockwell Day (Chair)	Yes
Micheline Bouchard	Yes
John Manley	Yes
Don Woodley	Yes

Charlie Baillie retired from the Board in May 2015.

Meetings

The Committee meets at least once each quarter and reports to the Board on its meetings. Activities reviewed are based on its mandate and annual work plan. At each meeting, the Committee meets in-camera with the TELUS Treasurer and also in-camera without management present. The Committee also meets with Pension Plan auditors without management present at each quarterly meeting. The Committee held four meetings in 2015.

Highlights

Updated asset liability study

In 2013, an asset liability study was conducted to evaluate and mitigate the risk to TELUS’ financial statements created by the valuations of plan assets and liabilities moving in opposite directions (mismatch risk). Management has since adjusted its investment strategy in accordance with the three-year implementation plan to increase allocations to fixed income, infrastructure and alternative investments, and continues to monitor actual asset mix and mismatch risk on a quarterly basis.

As there were changes to return expectations and discount rates, longer than expected implementation of illiquid asset classes, changes to plan experience, actuarial assumptions and the use of letters of credit for solvency funding, the asset liability study was updated in 2015.

The updated study confirms that continuing on the path to de-risking the Pension Plans will provide improved risk/return outcomes and that it is possible to have a single long-term asset allocation policy for the Pension Plans.

Governance

In accordance with its mandate, the Committee approved the appointments of the auditor and actuary for the Pension Plans. As well, the Committee received, reviewed or approved, as required, the following:

•                  The Committee’s terms of reference, and recommended certain changes to the Corporate Governance Committee for further recommendation to the Board

•                  The funding policy, and recommended to the Board certain changes to mitigate the volatility of contributions

•                  The Committee’s annual work plan

•                  An annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Pension Plans

•                  An audit scope report

•                  An annual update on developments in pension law

•                  Reports from the actuary of each Pension Plan, including the assumptions and results

•                  Plan budgets, including Pension Plan expenses and peer plan results

•                  Quarterly and annual investment results measured against plan benchmarks and liabilities

TELUS 2016 INFORMATION CIRCULAR • 39

•                  Plan insurance coverage

•                  Management’s self-assessment of internal controls

•                  Reports confirming compliance with Pension Plan ethical standards, investment policies and procedures, derivative policies and legislation

•                  Investment manager performance assessments

•                  Reports on the investment strategy and risk assessment

•                  Report on the design, operations and procedural effectiveness of the governance structure for the Pension Plans

•                  Presentations by service providers

•                  Management presentations on the topics of real estate and mortgage investments, de-risking strategies, operations overview and performance measurement.

Signed, the members of the Pension Committee

Stockwell Day (Chair)	John Manley

Micheline Bouchard	Don Woodley

40 • TELUS 2016 INFORMATION CIRCULAR

Audit Committee report

Mandate

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls; legal, regulatory and ethical compliance and reporting and timeliness of filings with regulatory authorities; the independence and performance of the Company’s external and internal auditors; the management of the Company’s risks, creditworthiness, treasury plans and financial policy; and the Company’s whistleblower and complaint procedures. For more information on the Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in our annual information form for the year ended December 31, 2015.

Membership

The current membership of the Committee is as follows:

Name	Independent

Bill MacKinnon (Chair) Audit committee financial expert	Yes

Dick Auchinleck	Yes

Ray Chan	Yes

Lisa de Wilde	Yes

Rusty Goepel	Yes

Mary Jo Haddad	Yes

Sabi Marwah	Yes

Sabi Marwah joined the Board and its Audit Committee on May 7, 2015. The Board has determined that each member of the Committee is independent and financially literate, and that at least one member, Bill MacKinnon, is an audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws. No member of the Committee serves simultaneously on the audit committee of more than three public companies. Information regarding the education and experience of the Committee members is contained in our annual information form for the year ended December 31, 2015.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), Chief Internal

Auditor and external auditors. It also meets separately with management. In addition, it holds an in-camera session without management present at each meeting. The Committee held five meetings in 2015.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2015.

Financial reporting

•                  Received presentations from the CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and to investor expectations

•                  Reviewed, throughout the year, any changes to, or adoption of, significant accounting policies and significant estimates impacting the current and future financial statements of the Company

•                  Reviewed and discussed with the Chief Executive Officer (CEO) and the CFO their readiness to certify the annual financial statements and related disclosure material, as required under the Sarbanes-Oxley Act (SOX), and the annual and interim financial statements and related disclosure materials, as required under Canadian securities legislation

•                  Reviewed and recommended to the Board for approval the public release and filing of the annual audited Consolidated financial statements and quarterly unaudited Consolidated financial statements of the Company and those subsidiaries for which financial statements are publicly filed, including related news releases and Management’s discussion and analysis

•                  Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the annual information form and Form 40-F.

External auditors

•                  Oversaw the work of the external auditors

•                  Approved a formal process for evaluating the external auditors

•                  Reviewed and approved the annual audit plan

•                  Monitored the progress of the external audit

•                  Received reports on the external auditors’ internal quality control procedures, independence and confidentiality procedures

•                  Met quarterly with the external auditors without management present

TELUS 2016 INFORMATION CIRCULAR • 41

•                  Recommended to Shareholders the appointment of external auditors

•                  Reviewed and set the compensation of the external auditors

•                  Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

Accounting and financial management

•                  Reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgments and the Company’s financial policies and compliance with such policies

•                  Reviewed quarterly financing reports and approved key treasury matters, including status of capital markets and the global credit availability and implications for TELUS, telecom industry credit rating developments, credit ratings and comments about the Company by credit agencies, hedging programs, pension funding updates and financing plans

•                  Reviewed and recommended to the Board for approval the advancement of the 2016 normal course issuer bid program for the repurchase of up to $500 million of Shares through to September 30, 2016

•                  Reviewed and recommended to the Board for approval the issuance of 3.75% Notes maturing on March 10, 2026 for aggregate gross proceeds of $600 million; 4.85% Notes maturing on April 5, 2044 for aggregate gross proceeds of $400 million; 1.50% Notes maturing on March 27, 2018 for aggregate gross proceeds of $250 million; 2.33% Notes maturing on March 28, 2020 for aggregate gross proceeds of $1 billion; and 4.4% Notes maturing on January 19, 2046 for aggregate gross proceeds of $500 million

•                  Reviewed and approved a new credit facility for up to $1 billion

•                  Reviewed and approved an increase to the amount made available to TELUS under letters of credit agreements from $200 million to $300 million

•                  Reviewed and recommended to the Board for approval an increase to the amount the Company is authorized to borrow under credit facilities not having a maturity exceeding 364 days, from $150 million to $250 million

•                  Reviewed and recommended to the Board for approval the establishment of a U.S. commercial paper program

•                  Reviewed and recommended to the Board for approval the establishment of a voluntary odd lot program

•                  Reviewed and recommended to the Board for approval increases to the Company’s dividend within the target dividend payout ratio guideline

•                  Reviewed quarterly reports on derivatives, guarantees and indemnities

•                  Received quarterly reports regarding taxation matters, including an analysis of the tax expense, any tax adjustments and tax morality

•                  Reviewed corporate reorganizations

•                  Reviewed and discussed with management at each regularly scheduled quarterly meeting the results of significant capital expenditures, including specific milestone reviews of major capital projects together with variances to authorized business cases (including the TELUS Sky real estate development in Calgary and the TELUS Garden real estate development in Vancouver).

Internal controls and disclosure controls

•                  Reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls

•                  Reviewed quarterly reports on internal audit activities

•                  Reviewed internal audit’s evaluation of the Company’s disclosure controls and internal control systems and risk mitigation progress

•                  Met regularly with the Chief Internal Auditor without management present

•                  Reviewed and approved updates to the Internal Audit Charter, which defines the scope, responsibilities and mandate of TELUS’ internal audit function

•                  Monitored the adequacy of resourcing (including compensation, retention and people-sourcing strategies) and the independence and objectivity of the internal audit function

•                  Received updates regarding key audit report followups

•                  Reviewed quarterly the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the CEO and CFO

•                  Considered reports from the Chief Trust and Data Officer and Chief Legal Officer on matters relating to compliance with laws and regulations, including those pertaining to the Company’s Canadian and international operations

•                  Received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints.

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Enterprise risk governance

•                  Reviewed the results of management’s annual risk assessment (and quarterly updates thereto), the identification and prioritization of key enterprise risks, the engagement of executives to mitigate risk exposures, the perception of risk tolerance and appetite by key risk category, and management’s perceptions of the Company’s resilience and readiness level for key risks, including the development of key risk mitigation strategies for 2016

•                  Reviewed reports on management’s approach for safeguarding corporate assets and information systems

•                  Reviewed security reports and reports on privacy, data, trust and business continuity

•                  Received and considered quarterly reports on litigation matters

•                  Received periodic presentations on risk mitigation strategies from certain executive key risk owners.

Audit Committee related governance

•                  Reviewed the Committee’s terms of reference and recommended to the Corporate Governance Committee minor amendments thereto, for further recommendation to the Board for approval

•                  Reviewed the policy on corporate disclosure and confidentiality of information and recommended changes to the Board for approval

•                  Reviewed and approved the Committee’s annual work plan

•                  Received and reviewed with management updates throughout the year related to changing governance-related laws, rules and emerging best practices, and implications of the proposals of Canadian and United States regulators with respect to the Committee

•                  Reviewed and recommended to the Board for approval the 2015 code of ethics and conduct

•                  Monitored management’s annual conflict of interest disclosure and review process

•                  Received and reviewed management’s annual sustainability plan and quarterly reports on the status relative to plan for activities to ensure SOX 404 compliance for the 2015 financial year, including a specific review of status of remediation efforts with respect to deficiencies to remediate or significant deficiencies (there were no known material weaknesses).

Signed, the members of the Audit Committee

Bill MacKinnon (Chair)	Rusty Goepel

R.H. (Dick) Auchinleck	Mary Jo Haddad

Ray Chan	Sabi Marwah

Lisa de Wilde

TELUS 2016 INFORMATION CIRCULAR • 43

Human Resources and Compensation Committee report

Mandate

The Human Resources and Compensation Committee of the Board of Directors (the Compensation Committee or Committee) is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive team, determining CEO goals and objectives relative to compensation, evaluating CEO performance, reviewing and recommending CEO compensation to the Board based on its evaluation, and determining compensation for executives other than the CEO. This Committee ensures that compensation design and practices do not encourage undue risks. The Compensation Committee manages the supplemental retirement arrangements (other than registered pension plans) for the executive team and all of our equity-based incentive plans. The Committee’s mandate also includes oversight of executive compensation policies, health and safety policies, procedures and compliance, business continuity and disaster recovery planning, and certain aspects of our approach to business ethics and corporate conduct.

Up until the August 2015 announcement that Darren Entwistle would resume the role of CEO, the Compensation Committee was also responsible for determining the goals and objectives relative to compensation of the Executive Chair (EC) with respect to his executive functions, for assessing EC performance, and for reviewing and recommending EC compensation to the Board based on its evaluation.

Membership

The current membership of the Compensation Committee is as follows:

Name	Independent

John Butler (Chair)	Yes

Micheline Bouchard	Yes

Ray Chan	Yes

Stockwell Day	Yes

John Lacey	Yes

Prior to May 7, 2015, Charlie Baillie and Don Woodley were both members of the Compensation Committee. Charlie retired from the TELUS Board, while Don became a member of the Corporate Governance Committee. On May 5, 2016, John Butler will retire from the Board and John Lacey will become Chair of the Compensation Committee, a position he also held from 2002 to 2007.

In accordance with the Compensation Committee’s terms of reference, all members of the Committee are required to be independent. Furthermore, the Board has determined that all members of the Compensation Committee meet the compensation committee independence requirements of the New York Stock Exchange (NYSE). None of the members of the Committee are currently serving as CEOs of other companies, other than personal holding companies. This Committee has a formal policy limiting the number of currently serving CEOs of public companies on the Committee to no more than one-third of the members.

Members of the Compensation Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which allows them to make effective decisions on our compensation practices. All of the Compensation Committee members have served in executive capacities, in cabinet or senior political positions, or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities in reviewing and considering executive compensation. The following is a brief description of the experience of each current member of this Committee that is relevant to the performance of his or her responsibilities as a member of the Committee:

•      John Butler, Committee Chair – John is a lawyer who has been a director of TELUS since 1999 and who served as a director of a predecessor to the Company since 1995. He was a member of our Compensation Committee from 2007 to 2011 before rejoining it in May 2013. John previously served as a director of Liquor Stores N.A. Ltd., a Toronto Stock Exchange (TSX) listed company, from 2004 to 2014. He chaired the compensation committee of Liquor Stores N.A. Ltd. for three years and chaired its governance committee for 10 years. Through his committee involvement, he has developed expertise in compensation matters, including regulatory requirements related to compensation practices, and is knowledgeable in governance and pension matters.

•      Micheline Bouchard – Micheline is an experienced executive and director. She is currently a member of the compensation committee of the Public Sector Pension Investment Board and served as the chair of the compensation committee of Harry Winston Diamond Corporation (now Dominion Diamond Corporation) from 2008 to 2013. Micheline has had organizational exposure to human resources issues through her

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COMMITTEE REPORTS

previous roles as a senior executive and is knowledgeable in areas such as governance and regulatory requirements, the development and oversight of compensation programs, and pension-related matters. She has been a member of the Compensation Committee since 2009 and is also a member of our Pension Committee.

•                Ray Chan – Ray has more than 30 years of experience in the oil and gas industry, and has held several senior executive positions, including as CFO and CEO. He is currently chair of Baytex Energy Corp. and is a director of TORC Oil & Gas Inc. as well as a member of its compensation committee. Ray also served on the compensation committee of the TMX Group Inc. Through his executive roles, Ray has been involved in a variety of compensation matters such as the development and financial analysis of compensation plans and leadership succession planning. Ray has been a member of the Compensation Committee since 2013 and is also a member of our Audit Committee.

•                Stockwell Day – Now a strategic consultant and advisor, Stockwell enjoyed a successful political career for over 30 years, serving in senior roles with the Government of Alberta and holding various positions in the federal government including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, Senior Minister Responsible for British Columbia and President of the Treasury Board. In these roles, Stockwell gained experience in governance and was responsible for the oversight of all senior-level executive compensation. Stockwell has been a member of the Compensation Committee since 2013 and Chair of our Pension Committee since May 7, 2015.

•                John Lacey – John is currently a director of Brookfield Business Partners (formerly Chairman, Brookfield Private Equity Fund) and is a seasoned executive who also acts as consultant to the Chairman of the Board of George Weston Ltd. John has a total of 10 years of service on TELUS’ Compensation Committee, including five years as its Chair, and has also served on the compensation committee of the Canadian Imperial Bank of Commerce. As a result, he has expertise in governance and compensation practices and programs. John is also a member of our Corporate Governance Committee.

Further information about the Compensation Committee members can be found under Director biographies starting on page 10.

Meetings

The Compensation Committee meets at least once each quarter and reports to the Board on its activities. The matters reviewed at each quarterly meeting are based on the Committee’s mandate and annual work plan. At each meeting, the Committee also holds an in-camera session without management present and an in-camera session with only the executive compensation consultant present. The Committee Chair meets by teleconference with the executive compensation consultant before each quarterly Committee meeting and at other times on an as-needed basis. The Compensation Committee also holds an in-camera session with the Executive Vice-President (EVP), People and Culture and Chief Human Resources Officer at each meeting. The Compensation Committee held a total of four meetings in 2015.

Compensation Committee advisors

The Compensation Committee has retained Meridian as its independent executive compensation consultant. Meridian provides counsel to boards and management on executive and board compensation. This Committee first retained Meridian in 2010. The mandate of the executive compensation consultant is to serve the Company and to work for the Compensation Committee in its review of executive compensation, including advising on the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services provided by Meridian to the Compensation Committee in 2015 included:

•                Market pay analyses and trends for executive compensation, including pay analyses for the EC and CEO

•                An independent risk assessment of pay policies and practices

•                Ongoing support with regard to the latest relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure

•                Advice on the comparator group used for benchmarking compensation

•                Advice on CEO compensation and on a new executive employment agreement for the CEO

•                Advice on a transition agreement for the departing CEO

•                Advice on the development of the corporate scorecard metrics and on the adjustments to the scorecard results

•                Preparation for, and attendance at, Compensation Committee meetings and selected management meetings, including meetings with the Chair of the Compensation Committee.

TELUS 2016 INFORMATION CIRCULAR • 45

The Compensation Committee does not direct Meridian to perform the above services in any particular manner or under any particular method. The Chair of the Committee approves all invoices for executive compensation work performed by Meridian. This Committee has the authority to hire and terminate Meridian as its executive compensation consultant and is responsible for determining the scope of services performed by Meridian. It assesses Meridian’s performance annually and approves a letter of engagement each year.

Meridian also assisted in determining a comparator group and gathering market information regarding director compensation in 2015, which the Corporate Governance Committee used in making its recommendation for directors’ compensation. The Corporate Governance Committee also used this information to make its recommendations for compensation for the independent Chair of the Board.

Meridian is required to obtain prior approval from the Compensation Committee Chair (or his or her delegate) for any material work for the Company or members of management, other than or in addition to compensation services provided in connection with our directors or executive officers. In 2015, the only services Meridian provided to TELUS or our directors or management were executive and director compensation services.

Executive and director compensation related fees

The following table lists the fees billed by Meridian for the past two years.

Type of work	2015 ($)	2014 ($)
Services related to determining director and executive officer compensation	368,221	404,803
All other fees	Nil	Nil
Total	368,221	404,803

Highlights

Leadership change and succession planning

On August 10, 2015, TELUS announced that Darren Entwistle would resume his role as President and CEO. This followed an extensive review by the Board after Joe Natale indicated that a move to Western Canada would not work for him and his family for several years and the Board determined that the Company would be best served by having its CEO reside in Western Canada. Joe agreed to serve in an Executive, non-Board capacity through year-end to ensure a smooth leadership transition, while Dick Auchinleck became the Company’s independent Chair.

Given the timing of Darren’s return to the President and CEO role, the Committee did not undertake a full review of executive succession plans in 2015. Instead, it conducted a talent review in November and agreed to defer its annual review and approval of succession plans to August 2016 to allow for a more fulsome analysis of bench strength on the leadership team, including successors for the CEO role.

Employment agreement – President and CEO

Darren agreed to return to the CEO role at the request of the Board. His renewed tenure as CEO was critical to TELUS and the successful pursuit of its strategy, especially in light of the pressures on profitability resulting from the double cohort (an elevated number of postpaid wireless customers whose contracts are ending in the 12-month period beginning June 3, 2015, as a result of a new regulatory limit on contract lengths) and the economic downturn, particularly in Alberta, which is a key market for the Company. Additionally, his return provides leadership continuity and, importantly for Shareholders, strategic continuity as TELUS advances several programs and businesses that will underpin future shareholder returns. Examples include our broadband fibre deployment program; wireless spectrum acquisition and operationalization; our customers first strategy; the significant growth of our TELUS Health and business process outsourcing businesses; our continuing focus on operational efficiency; and our consistent intent to return meaningful cash to our investors.

Darren agreed to a new CEO employment contract that had a number of improved terms for TELUS and our Shareholders, compared to his former CEO employment agreement.

In consideration for his agreement to return to the CEO role and for these concessions, the Committee recommended, and the Board approved, a one-time grant to Darren of time-vesting long-term incentives (LTIs) in the amount of $2.7 million (the Contract Renegotiation Grant). These concessions were:

•                A severance period of three months, compared to his previous entitlement of 24 months as CEO (except for a termination due to disability or change of control)

•                Non-competition and non-solicitation covenants for a period of 24 months, compared to a period of 12 months in his former CEO agreement

•                Inclusion of a double-trigger in the case of a change of control (severance payments and LTI vesting occur only if there is a termination following a change of control), compared to his previous CEO contract, which only provided for a single trigger (i.e. the change of control)

•                A clawback provision pursuant to the terms of the TELUS clawback policy (or any amendment thereof following regulatory changes)

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•                Under his EC employment agreement, Darren had the right to vest LTIs on resignation (similar to the treatment afforded to termination following retirement). This right was amended and is now allowed beginning at age 55 to enhance retention

•                His base salary remained the same at $1,375,000.

Darren’s new employment agreement has no term and contains provisions largely in alignment with the other executives of TELUS (see page 80), except as described above. His three-year EC employment agreement was terminated and no payment was associated with its termination.

Additional highlights

In addition, the Compensation Committee took the following actions in 2015 (or with respect to 2015 performance) in accordance with its annual work plan:

EC and CEO

•                Reviewed and recommended to the Board for approval the transition agreement for the former CEO

•                Reviewed and recommended to the Board for approval the new executive employment agreement with the CEO

•                Reviewed and recommended to the Board for approval the granting of LTI awards to the CEO (in respect of 2015 performance) where 50 per cent of the LTI granted is time-vested and 50 per cent is performance-contingent (see page 60 for details)

•                Reviewed and approved the corporate goals and objectives relevant to EC and CEO compensation (personal performance objectives)

•                Assessed the performance of the EC and the CEO, with the input of the Board

•                Reviewed and recommended to the Board for approval the size of the performance bonus profit-sharing pool allocation for the CEO

•                Reviewed and recommended to the Board for approval the CEO’s compensation, based on the evaluation of performance, and the Compensation Committee’s review of the form and adequacy of compensation

•                Reviewed and approved the expenses of the EC, while in role, and his office staff.

Executive management

•                Reviewed and recommended to the Board for approval the aggregate dollar amount of restricted stock units (RSUs) awards for the EVPs (in respect of 2015 performance) where 50 per cent of the RSUs granted are time-vested and 50 per cent are performance-contingent

•                Reviewed the degree of stretch in the financial goals on the corporate scorecard for compensation purposes and validated the measures relative to financial reporting

•                Reviewed and recommended to the Board for approval the proposed appointment of individuals as executives and as corporate officers of the Company

•                Reviewed and approved the 2015 corporate scorecard

•                Reviewed the compensation philosophy and guidelines for executives by assessing (i) the linkage of the executive compensation philosophy and incentive plans to the Company’s financial and non-financial performance and business strategy, and (ii) the alignment with our employee compensation philosophy

•                Reviewed and approved an independent assessment conducted by Meridian of the following key compensation parameters to determine the extent to which they encourage risk-taking and whether there are appropriate mitigating safeguards: pay philosophy and governance, pay structure, performance metrics/measurement and risk mitigation practices. The Compensation Committee concluded that our compensation practices do not encourage undue risk-taking

•                Reviewed and approved the selection of a Canadian comparator group for benchmarking executive compensation and the selection of a U.S.-based telecom comparator group for a secondary reference

•                Considered market trends and data, and then reviewed and approved the form and adequacy of compensation for executives other than the EC and CEO

•                Reviewed the CEO’s evaluation of the performance of individual executives

•                Reviewed and approved the compensation of individual executives other than the CEO (including bonus, executive performance stock units (EPSUs), salary and LTIs), after considering the evaluation and recommendations of the CEO and applying the Company’s compensation philosophy as described on page 53

•                Received updates on the Share ownership of executives relative to target.

TELUS 2016 INFORMATION CIRCULAR • 47

Equity plans

•                Reviewed and recommended to the Board for approval changes to the Restricted Stock Unit Plan, Performance Stock Unit Plan and Management Option Plan to reflect the EC’s authority and subsequently to remove this authority following the leadership change, along with housekeeping changes with respect to allocations of awards under these plans

•                Reviewed and recommended to the Board for approval changes to the Employee Share Purchase Plan to provide for transfers to tax-free savings accounts and registered retirement savings plans and to increase contribution limits

•                Reviewed and recommended to the Board for approval the aggregate dollar amount of annual grants of RSUs to management below EVPs under the Restricted Stock Unit Plan for 2015 performance

•                Approved the annual aggregate dollar amount of the annual grants of EPSUs to EVPs and to management (management performance stock units or MPSUs) under the Performance Stock Unit Plan for 2015 performance

•                Reviewed and recommended to the Board for approval the replenishment of a discretionary pool of RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Compensation Committee

•                Monitored ad hoc grants under the Restricted Stock Unit Plan to certain non-executive management for reward, retention or recognition purposes

•                Received reports on the status of the option share reserves

•                Approved an amendment to the executive share ownership guidelines to enable an executive to pursue other means of achieving the share ownership guideline other than by taking 50 per cent of their vesting equity awards in shares.

Governance

•                Approved the engagement agreement with Meridian, the executive compensation consultant

•                Reviewed and approved the Compensation Committee’s annual work plan

•                Received regular updates from management and the compensation consultant on compensation matters, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation matters

•                Conducted a review of all components of TELUS executive compensation

•                Received compliance reports on a quarterly basis from the Respectful Workplace Office

•                Received compliance reports on a quarterly basis in respect of business ethics at the Company, conducted an annual review of our code of ethics and conduct and recommended changes to the Board for approval

•                Considered reports on our business continuity, including work stoppage, pandemic and disaster recovery plans

•                Reviewed reports on employee health and safety programs and results

•                Approved the annual work plan, budget and fees of the executive compensation consultant and conducted an annual assessment of its performance and independence

•                Received an annual labour relations update from management

•                Received an annual team engagement update from management

•                Reviewed and amended various executive policies.

Public disclosure

•                Reviewed and approved for publication this report of the Compensation Committee, and the compensation discussion and analysis that follows.

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Executive compensation at TELUS

Contents
	Page		Page

Report to Shareholders	50	At-risk pay: Long-term incentives	60

Compensation discussion and analysis		At-risk pay: Other considerations	63
Board oversight	53	2015 actual compensation paid to named
Compensation philosophy	53	executive officers	63
Alignment to corporate strategy	53	Performance graph	72
Risk versus reward	53	Clawback policy	73
Changes to compensation approved in 2015	54	Share ownership requirement	73
Changes to compensation approved in 2016	54	Executive shareholdings and total equity summary	74
Total compensation approach	54	Conclusion	74
Total compensation at a glance	55	Executive compensation summary
Benchmarking	56	Summary compensation table	75
Components of executive compensation	57	Incentive plan awards	77
• Base salary methodology	57	TELUS Pension Plan	78
• At-risk incentive pay components	57	Employment agreements	80
At-risk pay: Annual performance bonus	58	Indebtedness of directors and officers	86
At-risk pay: Medium-term incentives	60

TELUS 2016 INFORMATION CIRCULAR • 49

Report to Shareholders

To our Shareholders,

At TELUS, our goal is to share information that is clear and relevant with our Shareholders, and help you both understand and evaluate our compensation program. We invite you to review the following information to gain a greater understanding of our executive compensation decisions in 2015.

Our philosophy

Our philosophy for executive compensation is simple and consistent: we pay for performance. We believe that executive compensation should have a direct connection to the actual contribution our executives make to overall business objectives and corporate success. That is why our compensation program links executive pay to actual performance to align compensation with shareholder value.

We create this alignment by targeting at-risk pay at 75 per cent of an Executive Vice-President’s (EVP’s) compensation and 85 per cent of the President and Chief Executive Officer’s (CEO’s). The at-risk pay includes an annual performance bonus (paid in cash), executive performance stock units (EPSUs) and restricted stock units (RSUs). Both EPSUs and RSUs are tied to the Share price of the Company; the EPSUs are linked to medium-term results and the RSUs are linked to long-term results. The remaining 25 per cent of an EVP’s targeted pay is fixed (base salary) while base salary represents 15 per cent of the CEO’s targeted pay.

In 2016, we granted long-term incentive (LTI) awards consisting of 50 per cent time-vested RSUs and 50 per cent performance-contingent RSUs for 2015 performance. The performance-contingent RSUs vest based on two performance criteria:

•                   A relative external metric, relative total shareholder return (TSR), weighted at 75 per cent, as compared to the incumbent telephone companies within the MSCI World Telecommunications Services Index (MSCI World Telecom Index)

•                   An absolute internal metric, total customer connections, weighted at 25 per cent, against a three-year target.

LTI awards continue to be performance-differentiated and granted based on an individual’s in-year performance and future potential, which the Board deems to be a leading practice relative to LTIs that are granted based only on market benchmarks.

Aligning compensation to corporate strategy

The TELUS team remains focused on the delivery of our national growth strategy and six strategic imperatives (see page 53), which have guided our efforts since 2000. To further advance our strategy, each year we establish corporate priorities (see page 53).

To align executive compensation with our corporate strategy, we incorporate a direct link between an executive’s performance — objectively measured by achievement of our strategic imperatives and corporate priorities — and the resulting compensation. We also create a balance between a short-term and longer-term view through a mix of compensation elements. See page 53 for more information on linkage and page 54 for more information on compensation mix.

For CEO compensation, the Human Resources and Compensation Committee (the Compensation Committee) also links CEO pay to our number one corporate priority of putting customers first. The CEO’s total direct compensation must fall within a range of 60 to 85 per cent of annual total customer connections. This year, Darren’s annual total direct compensation ratio as a percentage of total customer connections was 67 per cent. To calculate the CEO’s total direct compensation, we have excluded the Contract Renegotiation Grant, described on page 46.

Strong governance and appropriate risk-taking

We believe that a good compensation program is defined by two key features: strong governance and appropriate risk-taking by executives to create value for shareholders. Below are some of the governance practices, policies and inherent design elements of TELUS’ compensation program that help to manage and mitigate risk in executive compensation:

•      Caps on payouts and threshold performance levels for the short, medium and long-term incentives to prevent excessive payouts and to act as a disincentive against excessive risk-taking

•      Stringent share ownership requirements for our executives

•                   CEO — seven times base salary

•                   EVPs — three times base salary

•      An anti-hedging policy that prohibits the hedging of equity grants

•      A clawback policy allowing the Company to recoup an executive’s incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct and overpayment of incentives attributable to the restated financials; this applies to new agreements with executives

•      Targets for performance metrics in the corporate scorecard are stress-tested and generally made more difficult each year to promote continuous stretch and performance improvement year over year

•      Fifty per cent of LTIs are subject to performance vesting criteria that are tied to shareholder and corporate success as previously outlined — relative TSR and total customer connections (a reflection of our number one corporate priority of putting customers first)

•      LTI awards that are also performance-differentiated and granted

•      A double trigger as the default requirement prior to equity vesting in a change of control situation in our Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan

•      Individual performance objectives are tied to a strong team culture, which precludes individual executives from acting unilaterally without clear leadership team knowledge, involvement or approval.

We have an insider trading policy that prohibits the directors, officers, executives and other senior managers from engaging in short selling or trading in puts, calls or options in respect of TELUS securities. This prohibition includes all forms of hedging and monetization of equity awards before vesting. We also require the directors and officers to notify the Corporate Secretary prior to engaging in any trading of TELUS securities.

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EXECUTIVE COMPENSATION AT TELUS

Ensuring equitable compensation across the organization

TELUS’ pay practices are aligned at and below the executive level. We also use the following methodologies in considering equitable compensation:

•                   We ensure overall annual increases to base salary for the executive team are relatively aligned with increases to base salary for positions below the executive level

•                   All employees in the organization share in the achievement of corporate success through participation in a common profit-sharing performance bonus pool that will increase through growth in our earnings before interest and taxes (EBIT) and/or corporate scorecard results

•                   We use a common methodology (personal value-add assessment model or PVAAM) throughout the organization to assess performance

•                   Increased responsibility in a team member’s role, whether executive or not, means his or her pay is moved to the new range, as appropriate

•                   We use benchmarking compensation data, along with other relevant factors such as internal equity and strategic significance of the role, to develop a base salary range and a total compensation target for all positions across the organization, noting that collective bargaining is also a determining factor for applicable roles

•                   We pay careful attention to the overall engagement and satisfaction of our employees, as evidenced by our 87 per cent engagement score, which is a world-leading result for a company of our size and workforce mix, according to our third-party surveyor, Aon Hewitt

•                   CEO pay is capped in relation to the number of annual total customer connections as covered on page 70.

Highlights of 2015 performance and CEO compensation

At TELUS, we are committed to putting customers first and creating value for our Shareholders. Our focus on delivering an exceptional customer experience generated solid operational execution and financial performance in 2015, including the following achievements:

•                   Recording a North American industry-leading average monthly wireless postpaid churn rate of 0.94 per cent, reflecting our continued focus on putting customers first

•                   Continuing to work toward our goal of delivering the best client experience in the industry as measured by our customers’ likelihood to recommend our products, services and people. Our consumer likelihood-to-recommend score increased to 73 per cent, an all-time high and an indication of the success of our customers first promise and in contrast to the downward trend across the industry in this regard

•                   A continued decrease in the number of customer complaints directed at TELUS in the annual Commissioner for Complaints for Telecommunications Services report, achieving a 29 per cent decrease in the number of complaints from the same period a year ago. This represents a 66 per cent decrease in the number of complaints for TELUS since 2011

•                   Completing our $500 million 2015 share purchase program, purchasing and cancelling 12.1 million Shares, and advancing our $500 million 2016 share purchase program to purchase and cancel up to 16 million Shares

•                   Increasing our quarterly dividend twice in 2015, as part of our dividend growth program. Our annual dividend is now at $1.68 annually, up 10.5 per cent from one year ago

•                   Announcing two $1 billion generational investments in Edmonton and Vancouver to introduce TELUS Fibre into hundreds of thousands of homes, businesses, clinics, hospitals and community spaces, and creating two of Canada’s first gigabit-enabled urban centres

•                   Delivering double-digit percentage growth in TELUS Health services revenue and business process outsourcing revenue, both divisions representing strong emerging businesses for the Company

•                   Participating in three spectrum auctions, acquiring more spectrum in the last 30 months alone than we have in the previous 28 years and supporting the execution of our long-term LTE deployment strategy to continue meeting the needs of our customers

•                   Being named to the Dow Jones Sustainability North American index for the 15th year in a row, an accomplishment unequalled by any other North American telecom or cable company

•                   Increasing our team member engagement score by two percentage points to 87 per cent, our sixth straight year of improvement, ranking TELUS as the number one organization globally among all employers of our size and workforce mix for the third consecutive year

•                   In 2015, TELUS, our team members and retirees contributed $44 million and volunteered more than 830,000 hours of service to local communities.

We continued to lead our peers in total shareholder returns. Since 2000, TELUS has delivered a total shareholder return (including reinvested dividends) of 292 per cent, outperforming the Toronto Stock Exchange’s S&P/TSX Composite Index for the same time period by 165 percentage points and the MSCI World Telecom Index, which has fallen eight per cent over the same time period, by 300 percentage points. With respect to our financial performance in 2015, TELUS achieved consolidated revenue growth of 4.2 per cent, while earnings before interest, taxes, depreciation and amortization (EBITDA) excluding restructuring and other costs grew by 4.6 per cent. Adjusted earnings per share (EPS) increased by seven per cent and free cash flow remained robust at $1.08 billion. (EBITDA, adjusted EPS and free cash flow are non-GAAP measures and do not have standardized meanings under IFRS-IASB. See Section 11 of Management’s discussion and analysis in our 2015 annual report for definitions.) We were not immune to the instability in stock markets in Canada and in the global capital markets in 2015, as reflected in the decrease in TELUS’ Share price during the year, from $41.89 at the end of 2014 to $38.26 at the end of 2015. However, Shareholders received $1.68 of dividends declared per Share in 2015, representing a 10.5 per cent increase from $1.52 paid in 2014, resulting in a total shareholder return of -4.9 per cent. Our disciplined approach to investing in our core business has allowed us to maintain a robust and transparent dividend growth model that has been supported by our multi-year $2.5 billion share purchase program. Cumulatively, our share purchases since 2013 have reduced total Shares outstanding by 9.7 per cent and have eliminated $176 million in dividend outflows.

In a year characterized by economic slowdown in key markets and increased competitive and market activity, compensation for 2015 reflected solid corporate performance against targets resulting in a corporate scorecard multiplier of 0.73 compared to 0.91 for 2014.

TELUS 2016 INFORMATION CIRCULAR • 51

The table below compares the CEO’s total direct compensation (base salary, annual performance bonus and share-based awards) for 2015, 2014 and 2013. CEO total direct compensation for 2014 is a blended calculation reflecting Darren in his capacity as CEO until May 8, 2014 and Joe Natale as CEO from May 8 to year-end 2014. For 2013 and 2015, the numbers in the table represent only Darren’s compensation. Although Darren returned as CEO in August of 2015, we have not shown a blended CEO compensation, as Joe received only his base salary for 2015 (excluding transition payments), making a blended calculation for that year not meaningful.

	2015	2014	2013
CEO total direct compensation	$9,402,078[1]	$8,296,781[2]	$9,602,484
Darren Entwistle’s total direct compensation	$9,402,078[1]	$8,963,034	$9,602,484

1      Excluding the Contract Renegotiation Grant described on page 46.

2      Blended calculation including part of total direct compensation for both Joe and Darren, reflecting the time periods when each was CEO in 2014.

The total direct compensation for Darren in 2015 was $9,402,078 (excluding the Contract Renegotiation Grant), representing an increase of $1,105,297 or 13.3 per cent over the blended CEO total direct compensation in 2014. The increase in 2015 was primarily due to a higher LTI award for Darren compared to the 2014 blended CEO LTI award. When comparing Darren’s 2015 total direct compensation to his own 2014 total direct compensation of $8,963,034, the increase is $439,044 or 4.9 per cent. While his base salary remained the same, his LTI award increased by $700,000 (excluding the Contract Renegotiation Grant), partially offset by a lower annual performance bonus and EPSU grant, which decreased by 14 per cent and 19 per cent, respectively. The decreases in bonus and EPSU awards in 2015 reflect lower corporate and individual multipliers. However, if Darren’s total direct compensation in 2015 is compared to the combined Executive Chair (EC) and CEO total direct compensation in 2014, when there was a dual leadership structure, there is a decrease of $7,502,216 or 44.4 per cent in total direct compensation at the top. When Darren’s total direct compensation in 2015 is compared to the same components of compensation in 2013, which was the last full year that Darren served as CEO, there is a decrease of two per cent.

Darren’s total compensation for 2015 increased by $457,036 or 4.9 per cent over the blended CEO total compensation in 2014 (excluding the Contract Renegotiation Grant), but decreased by $295,406 or 2.9 per cent over 2013, which was the last full year that Darren served as CEO. If Darren’s total compensation in 2015 is compared to the combined EC and CEO total compensation in 2014 of $18,704,811, there is a decrease of $8,872,515 or 47 per cent in total compensation at the top.

Overall, total direct compensation (excluding the Contract Renegotiation Grant) for our named executive officers (NEOs) decreased by $3.25 million or 13 per cent this year compared to 2014, despite having six NEOs in 2015, compared to five in 2014. This decrease reflects lower bonuses and EPSU grants in 2015, as well as the fact that Joe’s total direct compensation was higher by $6,617,510 in 2014. For 2015, only Joe’s base salary is included in total direct compensation.

Total compensation of the NEOs increased in 2015 by $7,405,340 or 27 per cent (excluding the Contract Renegotiation Grant) when compared to 2014. This increase is attributable to several factors, including: reporting on six, instead of five, NEOs for 2015; Joe’s transition costs of $6.2 million, which, when taken together with his increased pension value, brought his total compensation to $11,569,247 from $9,427,559 in 2014; the increased pension value for David Fuller of $1.6 million; and the $700,000 of additional annual LTI grant to Darren; all partially offset by lower bonuses and EPSU grants in 2015. Further details on the compensation paid to Darren, Joe and our other NEOs are available starting on page 75.

The following graph shows a comparison of CEO total compensation from 2011 through 2015. For 2014, this is a blended amount of Darren’s and Joe’s total compensation, pro-rated for the number of calendar days they each held the CEO role. For the reasons noted above, CEO total compensation in 2015 only includes Darren’s compensation (excluding the Contract Renegotiation Grant).

CEO total compensation	($)

1   Includes the EPSU grant that was awarded in cash from 2011 to 2015 for Darren Entwistle.

Conclusion

We are firmly committed to providing you with complete and relevant information regarding our executive compensation program. We encourage you to review the following pages, which provide a much more detailed look at the methodologies we use and the actual pay our executives receive and we invite you to give direct feedback to your Board at board@telus.com.

Sincerely,

John Butler

Chair, Human Resources and Compensation Committee

On behalf of the TELUS Board of Directors

52 • TELUS 2016 INFORMATION CIRCULAR

Compensation discussion and analysis

The following is a discussion of TELUS’ executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to executives for their 2015 performance.

Board oversight

The Compensation Committee is responsible for reviewing and approving the compensation arrangements of all EVPs, other than the CEO and EC (when applicable), and for reviewing and recommending to the Board for approval the compensation arrangements of the CEO and EC (when applicable).

Compensation philosophy

TELUS pays for performance. We have a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long term – by providing an appropriate mix of fixed versus at-risk compensation, and immediate versus future income linked to our Share price performance.

The Compensation Committee’s primary focus is to maintain an executive compensation program that supports the achievement of three objectives:

•     To advance our business strategy

•     To enhance our growth and profitability

•     To attract and retain the key talent necessary to achieve our business objectives.

The Compensation Committee utilizes both a market-based and performance-based approach to compensation. An executive’s compensation is based on his or her personal performance, together with corporate performance and position relative to competitive market compensation data.

Alignment to corporate strategy

In 2000, we developed a national growth strategy founded on our strategic intent – to unleash the power of the Internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Our six strategic imperatives guide our team as we work together to advance our national growth strategy, including:

•     Focusing relentlessly on the growth markets of data, IP and wireless

•     Providing integrated solutions that differentiate TELUS from our competitors

•     Building national capabilities across data, IP, voice and wireless

•     Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

•     Going to market as one team, under a common brand, executing a single strategy

•     Investing in internal capabilities to build a high-performance culture and efficient operation.

We establish corporate priorities each year to help guide our actions.

For 2015, these priorities included:

•     Delivering on TELUS’ future friendly brand promise by putting customers first, enhancing reliability and pursuing global leadership in the likelihood of our clients to recommend our products, services and people

•     Elevating our winning culture for a sustained competitive advantage, while giving compassionately in the communities where we live, work and serve

•     Strengthening our operational efficiency, effectiveness and reliability

•     Increasing our competitive advantage through reliable client-centric network and technology leadership

•     Driving TELUS’ leadership position in our chosen business, public sector and international markets

•     Advancing TELUS’ leadership position in healthcare information management.

Our 2015 corporate scorecard metrics (see page 67) and the personal performance objectives (PPOs) of our executives (see page 69) are directly linked to achieving these priorities.

Risk versus reward

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. In addition to the practices we outlined in our Report to Shareholders on page 50, we also have the following in place:

•     At-target, only 12.5 per cent of an EVP’s pay (annual performance bonus) is tied to short-term results with 50 per cent being tied to LTIs, which include RSUs and/or options. For the CEO, only nine per cent is tied to short-term results with 67 per cent being tied to LTIs

•     The annual performance bonus is based on a percentage of EBIT, thereby managing payouts based on profitability

•     We require all of our executives to own TELUS Shares (three times the annual base salary for EVPs and seven times the annual base salary for the CEO). Furthermore, we do not include options, EPSUs or RSUs when calculating share ownership. If an executive does not meet this guideline, 50 per cent of his or her net equity award (after taxes) must be taken in Shares for any equity vesting and held until the share ownership requirement is met, unless the executive pursues other means of meeting the share ownership guideline as approved by the Compensation Committee

•     Fifty per cent of LTI awards are subject to performance-vesting criteria

•     A requirement to hold a number of Shares equal to the share ownership requirement for one year following retirement.

An important part of the Compensation Committee’s risk oversight activities is a mandatory annual review of the linkage between our pay practices and risk. In 2015, Meridian Compensation Partners LLC (Meridian), the Compensation Committee’s independent executive compensation consultant, was engaged to provide an external perspective.

TELUS 2016 INFORMATION CIRCULAR • 53

Meridian concluded that there are appropriate measures in place that mitigate or balance any potential for undue risk-taking. Meridian based its assessment on a scorecard that reviewed 51 dimensions across the following four categories:

•     Pay philosophy and governance

•     Pay structure

•     Performance metrics/measurement

•     Risk mitigation practices.

After considering the results of the assessment, the Compensation Committee did not identify any risks arising from the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Changes to compensation approved in 2015

Annual performance bonuses for the entire TELUS team, including the CEO, are drawn from a collective profit-sharing pool. Benefits of the profit-sharing pool include:

•     Affordability – The size of the annual bonus pool is linked to EBIT, ensuring that the payout is always affordable

•     Transparency – The methodology we use provides a transparent and easily understandable approach for team members and Shareholders

•     One team, one goal – By not focusing on each individual business unit, we strengthen our goal of having a one-team collaborative culture, supported by a profit-sharing mindset across the Company.

We selected EBIT as the measure because we believe it is a fair and accurate representation of TELUS’ profit that team members can help to influence and it measures the effectiveness of our return on capital investments by accounting for depreciation and amortization.

In 2015, the Compensation Committee and the Board set the size of the profit-sharing pool at 9.25 per cent of EBIT, in line with the level for the previous year. At 9.25 per cent of EBIT, the pool methodology effectively lowers the EVPs’ annual cash bonus and EPSU targets from 50 per cent to 45 per cent of base salary, and the CEO’s cash bonus and EPSU targets from 60 per cent to 54 per cent of base salary.

Changes to compensation approved for 2016

The Compensation Committee and the Board have set the size of the profit-sharing pool at 8.0 to 8.5 per cent of EBIT for 2016 performance. This decreased percentage for the purposes of the 2016 annual performance bonus is driven by affordability and the continued focus on funding strategic investments. The Board’s longer-term goal remains to move gradually toward a fully funded performance bonus program in alignment with the market.

Total compensation approach

TELUS takes a holistic approach to executive compensation. A summary of our complete compensation program is in the table on page 55.

Key compensation elements

The key components of direct compensation for EVPs are fixed base salary, making up 25 per cent of the executive’s targeted compensation, and variable at-risk compensation, making up the remaining 75 per cent. This 25/75 split reflects TELUS’ commitment to pay for performance. CEO compensation is set at 15 per cent fixed base salary and 85 per cent variable at-risk compensation. The CEO’s actual variable at-risk compensation was greater than 85 per cent in 2015, as he elected to take his base salary in Shares. The targeted percentages of annual performance bonus and EPSU awards are further adjusted based on affordability.

The at-risk compensation includes short-term performance bonuses (paid in cash to reward annual performance), medium-term incentives (paid in EPSUs to reward performance in the medium term or approximately three years) and LTIs (paid in RSUs and/or stock options to retain and reward performance over the long term). The following charts show the targeted mix of fixed and at-risk compensation for EVPs and for the CEO.

Compensation mix for EVPs

Compensation mix for the CEO

1 Amounts for the CEO include EPSU grants made in cash.

Also considered as part of the Company’s total compensation program are benefits and perquisites, and retirement benefits. See page 55 for details.

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EXECUTIVE COMPENSATION AT TELUS

Total compensation at a glance

Component	Targeted % of total	Description

Direct compensation
Fixed base salary	CEO 15 EVP 25

Annual base salary – cash

•   Ranges are established for each position based on market, with the mid-point of the range being set at the market median. Executives are targeted to be paid at the mid-point.

At-risk compensation	CEO 9 EVP 12.5

Annual performance bonus – cash

•   Fifty per cent of base salary at-target for EVPs and 60% of base salary for the CEO, subject to affordability based on a profit-sharing pool (for EVPs, 9.25% of EBIT for 2015 providing an at-target payout that is more reflective of approximately 45% of base salary versus 50%; and for the CEO, approximately 54% of base salary versus 60%)

•   Tied to corporate and individual performance, with corporate performance given 80% weighting

•   Corporate performance is determined using a corporate scorecard

•   Individual performance is determined by an assessment of performance against individual pre-stated annual objectives; for the CEO in 2015, individual performance was assessed against the CEO’s PPOs, which included the objectives for the EC that remained relevant following discontinuation of that role (see page 69)

•   Corporate and individual performance metrics can lead to payouts of zero (for substandard performance) to no more than 200% (for exceptional performance)

•   The CEO approves the executives’ individual performance objectives and the Compensation Committee approves the CEO’s performance objectives.

CEO 9 EVP 12.5

Annual medium-term incentive – EPSUs

•   Fifty per cent of base salary at-target for EVPs and 60% of base salary for the CEO, subject to affordability based on the profit-sharing pool (for EVPs, 9.25% of EBIT for 2015 providing an at-target payout that is more reflective of approximately 45% of base salary versus 50%; and for the CEO, approximately 54% of base salary versus 60%)

•   Determined in the same way as the annual performance bonus, but linked to Share price performance. If the Share price has declined during the performance year, the target award is reduced by the same percentage that the Share price has declined, however, if the Share price has increased during the performance year, there is no corresponding increase to the award

•   EPSUs vest at a rate of one-third every year over just under three years and encourage the executives to drive shareholder value over the medium term (provided in cash to the CEO given his shareholdings).

CEO 67 EVP 50

Annual long-term incentive – RSUs and/or stock options

•   This award may consist of a mix of RSUs and/or stock options and has often been divided evenly in terms of dollar value between RSUs and stock options. For the past five years, however, the annual grant to the CEO and executives has consisted of RSUs only

•   In respect of 2015 performance, the executives’ RSU awards consist of 50% time-vested RSUs and 50% performance-contingent RSUs (see page 60)

•   The size of grants to executives is differentiated based in part on their performance and future potential (performance granting), as measured by their PVAAM, which is based on:

•   Results achieved

•   Leadership

•   Retention risk

•   Value to strategy

•   The size of grant is also determined within a range, which is based on market benchmarking

•   Options have a term of seven years and cliff-vest after three years from the grant date, and tie payouts to future Share price performance, which encourages executives to drive shareholder value over the longer term

•   RSUs cliff-vest in just under three years.

Indirect compensation

Benefits and perquisites

•   A competitive executive benefits program, including comprehensive annual health assessments for the executives and their spouses

•   Vehicle, executive healthcare, telecommunications benefit and flexible perquisite plan.

Retirement benefits		• Registered defined benefits plan and Supplemental Retirement Arrangement (SRA) consistent with market practice • The SRA arrangements for all NEOs are described on page 78.

TELUS 2016 INFORMATION CIRCULAR • 55

Benchmarking

Highlights

•     We select a Canadian comparator group made up of competitors and companies in other Canadian industries of comparable complexity and size to benchmark compensation ranges and levels

•     We also use a U.S.-based comparator group as a secondary reference point

•     Benchmarking results are size-adjusted, when required, to the Company’s revenues

•     The companies in the comparator groups are updated and reviewed annually by the Compensation Committee

•     The comparator groups used for 2015 compensation were changed as disclosed below.

Selection of comparator group

Each year, the Compensation Committee reviews and selects a comparator group for benchmarking purposes, with input from the executive compensation consultant and management. The comparator group is made up of competitors of TELUS and companies in other Canadian industries of appropriate size compared to that of the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace.

We also aim to include companies with strong financial results and governance practices. To ensure we do not overestimate compensation practices, benchmarking results are size-adjusted to the Company’s revenues using statistical analysis.

Typically, we consider an appropriate size range for companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. All of the companies in our 2015 Canadian comparator group used for benchmarking purposes are within or are close to this range in relation to TELUS’ 2014 annual revenue. Companies included in the 2015 Canadian comparator group had revenues ranging from $3.7 billion to $42.6 billion (based on 2014 revenues), with an average of $15.2 billion and a median of $10.8 billion, compared to TELUS’ revenue of $11.9 billion in 2014. The comparator group used for 2015 compensation is outlined in the table below and was identical to the comparator group used in 2014 except for three companies: we replaced Shoppers Drug Mart Corporation and Maple Leaf Foods Inc. with CGI Group Inc. and Potash Corp. of Saskatchewan Inc., and we removed Bell Aliant given its acquisition by BCE. For 2016, the comparator group is very similar to that of 2015 with one exception where we replaced Talisman Energy Inc. with Cenovus Energy Inc. given the acquisition of Talisman by Repsol S.A.

Canadian comparator group used for benchmarking
Agrium Inc. (fertilizers and agricultural chemicals)	Loblaw Companies Limited (food retail)
BCE Inc. (telecommunications services and media)	Potash Corp. of Saskatchewan Inc. (fertilizer producer)
Canadian National Railway Company (railroads)	Quebecor Inc. (telecommunications services and media)
Canadian Tire Corporation (general merchandise)	Rogers Communications Inc. (telecommunications services and media)
Cenovus Energy Inc. (oil and gas exploration and production)	Shaw Communications Inc. (cable and satellite)
CGI Group Inc. (IT consulting and systems integration)	Suncor Energy Inc. (integrated oil and gas)
Enbridge Inc. (oil and gas storage and transportation)	Teck Resources Limited (diversified metals and mining)
Encana Corporation (oil and gas exploration and production)	Thomson Reuters Corp. (publishing)
Finning International Inc. (trading companies and distributors)	TransCanada Corporation (oil and gas storage and transportation)

Recognizing the increasing competitiveness of the telecommunications industry and the global talent pool available at the executive level, the Compensation Committee also approved the continued use of a U.S.-based telecommunications comparator group. This group is not directly used for benchmarking, but serves as a source of secondary data in assessing executive compensation against market data.

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EXECUTIVE COMPENSATION AT TELUS

As noted above, we typically consider an appropriate size range for companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. All of the companies included in our 2015 U.S.-based comparator group fall within this range. The companies included in the 2015 U.S.-based comparator group had revenues ranging from U.S.$4.8 billion to U.S.$34.5 billion (based on 2014 revenues), with an average of U.S.$15.4 billion and a median of U.S.$12.4 billion.

The comparator group used for 2015 compensation is outlined in the table below and was identical to the comparator group used in 2014 except for three companies: we replaced DIRECTV with T-Mobile US Inc. as DIRECTV was acquired by AT&T, and we added Frontier Communications Corp. and Motorola Solutions Inc. as the comparator group was decreasing to only nine companies given recent merger and acquisition activity. This creates a more robust peer group size.

U.S.-based comparator group used as secondary reference for benchmarking
Cablevision Systems Corp.	Qualcomm Inc.
CenturyLink Inc	Sprint Corp.
Frontier Communications Corp.	T-Mobile US Inc.
Level 3 Communications Inc.	Telephone and Data Systems Inc.
Liberty Global Plc.	Time Warner Cable Inc.
Motorola Solutions Inc.	Windstream Corporation Inc.

Benchmarking process

The Compensation Committee reviews and benchmarks TELUS’ compensation mix and total proposed compensation for its executives against the data from the Canadian comparator group to ensure we are providing competitive compensation. To obtain a secondary reference point, the Compensation Committee then assesses the proposed compensation against the data from the U.S.-based comparator group.

The Compensation Committee also benchmarks and considers against the same Canadian comparator group the value of the other elements of an executive’s total compensation, such as benefits, retirement programs and perquisites.

Throughout the process, the Compensation Committee engages and receives expert advice from the compensation consultant, who conducts surveys and provides competitive data and market trends, and the Committee also considers any management recommendations that may be offered. The benchmarking data, along with other relevant factors, such as internal equity and strategic significance of the role, are used to develop a base salary range and a total compensation target for each executive position, as well as the appropriate mix of benefits and perquisites. In keeping with our pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive’s performance.

Components of executive compensation

Base salary methodology

At TELUS, we target base salary at the 50th percentile of the Canadian comparator group. We then make adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. The Compensation Committee considers and approves base salaries of the executives, while the Board approves the CEO’s base salary based on the Compensation Committee’s recommendations.

At-risk incentive pay components

At-risk incentive pay consists of three components:

•     Annual performance bonus (cash)

•     Medium-term incentives (EPSU awards)

•     Long-term incentives (RSU and/or option awards)

•     50 per cent time-vested

•     50 per cent performance-contingent.

The following information outlines how the at-risk components are determined and delivered.

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At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. According to our benchmarking, other companies target cash bonuses for their executives at 100 to 125 per cent of base salary; at TELUS, our annual performance bonus equals 50 per cent of the annual base salary for at-target performance for EVPs and 60 per cent of the annual base salary for at-target performance for the CEO (subject to affordability). This element of pay is calculated based on individual and corporate performance and, to better reflect affordability and continued focus on funding strategic investments, on a profit-sharing pool. For 2015, the profit-sharing pool was set at 9.25 per cent of EBIT, providing a reduced payout that is more reflective of approximately 45 per cent of an EVP’s base salary (at target) versus 50 per cent and approximately 54 per cent of the CEO’s base salary (at target) versus 60 per cent.

Each executive’s annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.

9.25% of 2015 EBIT	x	Executive’s personal portion of bonus pool	x	Corporate scorecard multiplier 0 to 200%	x	80% (corporate weighting)

9.25% of 2015 EBIT	x	Executive’s personal portion of bonus pool	x	Individual multiplier 0 to 200%	x	20% (individual weighting)

Annual performance bonus

To determine the annual performance bonus for each executive, we follow a four-step process:

•                   Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

•                   Step 2: Assess corporate performance as measured by the corporate scorecard results

•                   Step 3: Assess the individual’s performance as measured by his or her results and leadership

•                   Step 4: Calculate the annual performance bonus award based on the above payout formula.

Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

At the start of each year, the Board and the Compensation Committee approve the size of the profit-sharing pool for the executives, which was 9.25 per cent of EBIT for 2015.

Each executive’s personal portion of the 2015 profit-sharing pool is determined by the following formula:

Executive’s 2015 base salary x performance bonus target %
2015 base salary of all eligible participants
including the executives x performance bonus target % of all eligible participants including the executives

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Step 2: Assess corporate performance as measured by corporate scorecard results

Corporate performance is measured through the results of TELUS’ corporate scorecard. This is determined at the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2015 metrics measured achievements in three areas: customers first, profitable growth and efficiency, and employee engagement. See page 67 for details on the 2015 corporate scorecard and our results.

Setting objectives

The objectives in our corporate scorecard are set each year and approved by the Compensation Committee at the beginning of the year. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:

•                   Selecting measurable and auditable performance metrics

•                   Ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board

•                   Stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement. When the 2015 targets were run through the 2014 corporate scorecard for stress-test purposes, the multiplier was 1.20x (whereas the 2014 corporate scorecard multiplier was 0.91x, clearly indicating that the 2015 targets represented a significant year-over-year uplift in targeted performance in comparison to the 2014 targets)

•                   Ensuring that targets and stretch targets that are used to determine when these objectives have been met or exceeded are clearly set out in the corporate scorecard

•                   Ensuring that all performance metrics are tied to the Company’s strategic imperatives and corporate priorities.

Step 3: Assess the individual’s performance as measured by results and leadership

Individual performance is measured against the personal objectives of each executive and leadership skills demonstrated by that executive (the PPOs).

The PPOs of the CEO consist of strategic and operational objectives that support TELUS’ 2015 corporate priorities, plus any other goals that may be set by the Compensation Committee.

The PPOs of each executive support the PPOs of the CEO and primarily consist of the strategic and operational objectives from the CEO’s PPOs that relate to the business unit led by that executive, plus other goals that are set by the CEO.

The Compensation Committee, with input from the Board, reviews the CEO’s performance and his leadership against the strategic plan, the corporate priorities, the corporate scorecard and his PPOs. Input from each Board member regarding the CEO’s performance is obtained by the Chair of the Compensation Committee, who invites each member, approximately 10 days before the meeting of the Compensation Committee where members will assess the performance of the CEO, to provide him with their comments or observations in writing regarding the CEO’s performance. In particular, feedback is requested with respect to each of the four categories of PVAAM: results achieved, leadership, retention risk and value to strategy. Information on how to assess each such category is given to each Board member. Once the first two categories of PVAAM (results achieved and leadership) are determined, the Compensation Committee recommends an individual multiplier based on a range specific to the PVAAM result. See page 62 for further details regarding PVAAM. The CEO also assesses the personal performance results achieved by each executive and his or her leadership against their PPOs and leadership values.

Step 4: Calculate the annual performance bonus based on the payout formula

In the fourth step, the Compensation Committee reviews the CEO’s assessment of each executive’s performance, along with his recommendations on the executive’s individual multiplier, and determines the annual performance bonus of each executive using the formula on page 58. The Compensation Committee, with input from the Board as it relates to the CEO, assesses the personal performance results achieved by the CEO and his leadership. Based on this assessment, the Committee determines an individual multiplier and, along with the multiplier applicable to the corporate balanced scorecard, recommends to the Board for approval the annual performance bonus of the CEO, based on the formula on page 58.

The relative weight that corporate and individual performance has in determining a team member’s annual performance bonus depends on the individual’s organizational level and ability to influence the Company’s overall performance. In the case of the executives, including the CEO, the weightings are 80 per cent on the corporate component and 20 per cent on the individual component.

Payout on corporate or individual performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance. This approach ensures that the at-risk incentive pay reflects actual performance and requires truly outstanding results to deliver payments exceeding the target award.

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At-risk pay: Medium-term incentives (EPSUs)

Methodology

Medium-term incentives are paid in the form of EPSUs under the Performance Stock Unit Plan. EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to Share price performance. We achieve this by pegging the value of EPSUs to the value of Shares (which further aligns the interest of executives with those of Shareholders) and paying them out over approximately three years on a schedule pursuant to which one-third of the EPSUs vest each year. We believe this medium-term incentive, targeted at 50 per cent (for EVPs) or 60 per cent (for the CEO) of annual base salary, is more investor friendly. Deferring and linking this portion of executive compensation to Share price performance also distinguishes us from other companies that target bonuses for executives at 100 to 125 per cent of base salary and pay them entirely in cash.

To determine this award, we start with the amount of the annual performance bonus and apply the following formula:

EPSU award =	The dollar value of the annual performance bonus
The higher of the Share price at the beginning of the year or at year-end [1]

1         Determined using the weighted average price of Shares listed on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher.

Any decline in the value of Shares of the Company over the performance year directly reduces the value of the executive’s EPSU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested EPSUs are forfeited. See page 91 for a description of the key terms of the Performance Stock Unit Plan.

The Compensation Committee approves EPSU awards to executives annually following its review of the CEO’s assessment of each executive’s performance, while the EPSU award to the CEO is approved by the Board annually upon the recommendation of the Compensation Committee.

At-risk pay: Long-term incentives

(RSU and/or option awards)

Methodology

LTIs are awarded in the form of RSUs and/or options granted under the Restricted Stock Unit Plan and the Management Option Plan, respectively. The RSUs and/or options are designed to promote retention and reward the achievement of business objectives in the longer term (three years and beyond) by providing future income that is linked to performance.

The key features of the LTIs are as follows:

•                   They are generally provided in the form of options that have a seven-year term and cliff-vest three years from the grant date, and/or RSUs that typically cliff-vest in just under three years.

•                   The value of RSUs and/or options are pegged to the value of the Shares. Options are granted at an exercise price not less than the market value of the Shares at the time of the grant, determined in accordance with the Management Option Plan. The Compensation Committee (for EVPs) and the Board (for the CEO) approve a dollar value for the grants of RSUs. They are then converted into units based on the market value of the Shares at the time of grant determined in accordance with the Restricted Stock Unit Plan. See page 92 for details.

•                   The size of these awards, which are usually determined at the beginning of the fiscal year in respect of the previous year’s performance, is based on an executive’s performance in the previous year and the executive’s future potential, as measured using the Company-wide PVAAM, and compared against market compensation information. The Compensation Committee also takes into account grants made in the previous three years and the vesting schedule of such grants to determine new grants and the size of such grants. The Compensation Committee considers the number of unvested LTIs in place to understand retention risk and as a comparator for granting future LTIs that are based on performance.

•                   Since February 2014, half the value of the overall LTI award to executives is in the form of performance-contingent RSUs and half is in the form of time-vesting RSUs.

Performance-contingent incentives

The performance-contingent RSUs provide for a performance period of three years (starting October 1) and cliff-vest at the end of the three-year performance period. Accordingly, for performance-contingent RSUs granted in February 2016 in respect of 2015 performance, the three-year period is October 1, 2015 to September 30, 2018 for a payout (if warranted) in November 2018.

The two performance metrics are:

•                    Relative TSR, weighted at 75 per cent, compared to the incumbent telephone companies within the MSCI World Telecom Index

•                    Total customer connections, weighted at 25 per cent against a three-year target.

The following chart outlines the breakdown of LTIs for an executive’s grant (with the percentages reflecting the amount that each component represents of the total dollar value of the grant):

Performance-contingent LTI	Total customer connections	12.5%
	Relative TSR	37.5%
Time-vested LTI		50.0%

Relative total shareholder return

The Compensation Committee believes that relative TSR over a three-year period compared to the more than 25 incumbent telcos in the MSCI World Telecom Index is an appropriate metric upon which to base the payout of an LTI as it enhances the alignment of our executives’ pay with Shareholder interests. It is also consistent with prevalent and/or leading market practices and is a reliable and accurate measurement of our ability to create Shareholder value in relation to others, as we acknowledge that telecom investors have a choice as to where they want to invest.

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Weighted at 75 per cent, payouts could range from zero (if TELUS ranks below the 45th percentile) to 200 per cent (if TELUS ranks at or above the 90th percentile). The following chart depicts the payout scale:

Relative TSR payout scale	(%)

Total customer connections

Total customer connections is an internal, absolute metric that directly supports our top corporate priority to put customers first. This metric measures our ability to organically grow our customer connections, retain our current customers and attract customers from our competitors with outstanding customer service and new products and applications. It includes residential and business wireline (network access lines), wireless, Internet and TELUS TV connections. The metric is based on a three-year forecast, which in the case of the grant in respect of 2015, is for the period October 1, 2015 to September 30, 2018. The forecast is approved by the Compensation Committee. While we disclosed the targets for this metric of our performance-contingent LTI program in 2014, we feel that continuing disclosure would enable our competitors to reverse engineer our year-over-year targets and any changes in this regard, thereby providing insight on our strategic business plans that is not in the best interests of our Shareholders and that would seriously prejudice our Company in the intensely competitive market in which we operate. Shareholders can take confidence in knowing that this performance-contingent incentive is structured in the same manner as it was in 2014 and that both the Compensation Committee and the Board are confident that the degree of difficulty for this year’s customer connections threshold, target and stretch goal is equal to the degree of difficulty established in 2014. The metric is weighted at 25 per cent, with payouts ranging from zero to 200 per cent. A minimum level of performance results in a payout of 50 per cent of target. At-target performance results in a payout of 100 per cent of target, and two times the stretch goal results in the maximum payout of 200 per cent of target.

Payout calculation

Upon vesting, the payout for each metric will be calculated using the following formula:

Number of share units at vesting (including reinvested dividends) x share price at the time of vesting x performance multiplier for that metric = payout award

The following chart illustrates the payout award if an executive is granted an LTI award of $1 million, assuming a Share price of $40 at the time of grant and a Share price of $45 at vesting. The chart also assumes that the performance multiplier is 100 per cent for each of the two performance metrics. Figures do not include additional RSUs credited in value to the dividends paid on the Shares, which would enhance the value of the award.

LTI component	Performance element	Grant value	No. of RSUs granted at $40	Vesting value with Share price at $45[1]	Performance multiplier	Pre-tax payout value
Time-vested RSUs	Not applicable	$500,000	12,500	12,500 x $45 = $562,500	Not applicable	$562,500
Performance- contingent RSUs	TSR (75% weight)	$375,000	9,375	9,375 x $45 = $421,875	60th percentile ranking = 100% payout	$421,875
	Total customer connections (25% weight)	$125,000	3,125	3,125 x $45 = $140,625	Assume on-target 100% payout	$140,625
Total		$1,000,000				$1,125,000

1       This figure is for illustration only and is not a forward-looking statement, target or guidance.

Assessing individual performance with PVAAM

As the size of the awards is differentiated based on individual executives’ current performance and future potential, our LTIs are performance-granted in addition to 50 per cent of the award being subject to vesting performance criteria. PVAAM is the assessment tool used to evaluate each employee’s performance, including each executive’s performance in the previous year and their future potential. Executives are assessed against the four categories described in the following table – results achieved, leadership, retention risk and value to strategy – and are awarded a score from one to five in each of the four categories.

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PVAAM
Performance		Potential
Results achieved The extent to which the executive has achieved results based on PPOs	Leadership The extent to which the executive has exhibited leadership skills (through living and championing the TELUS values)	Retention risk The potential cost and impact of a departure by the executive	Value to strategy The value that the executive brings to achieving TELUS’ strategy

In the performance categories (results achieved and leadership), performance is ranked out of five as follows: well above average (five), above average (four), average (three), below average (two) and well below average (one).

In the retention risk category, retention risk is classified as: very high (five), high (four), average (three), low (two) and very low (one). An executive is awarded a score based on the following considerations:

•                   Opportunities in the internal or external market or how sought-after the skills set or experience of the executive is in the marketplace relative to his or her peers

•                   How easily replaceable the skills set or experience of the executive is from the marketplace relative to his or her peers

•                   How costly it would be to replace the executive relative to his or her peers.

In the value to strategy category, an executive is awarded a score from one to five as a measure of the executive’s potential for growth and strategic contribution. A score of five would indicate the executive has a very high value to the realization of the Company’s strategy over the years ahead, with scores from four to one, respectively, indicating that the executive’s value in respect of the Company realizing its strategy over the years ahead is high, medium, low or very low. The following factors, relative to the executive’s peers, are considered:

•                   The expertise of the executive in his or her current role or discipline

•                   The capacity of the executive to take on broader assignments in his or her current role

•                   The capacity of the executive for promotion

•                   The ability of the executive to lead or mentor others beyond the expectations of his or her current role

•                   The ability of the executive to apply strategic thinking beyond the expectations of his or her current role

•                   The ability of the executive to actively integrate his or her work with other initiatives across the business

•                   The ability of the executive to apply a level of decision-making beyond the expectations of his or her current role.

The total score received by an executive as a result of these evaluations is then used to determine the PVAAM category in which the executive will be placed. The five PVAAM categories are as follows:

PVAAM category	Total score
Crucial resource	18 to 20
Key player	16 to 17
Highly valuable contributor	14 to 15
Solid talent	12 to 13
Build capabilities/performance manage	Less than 12

The dollar value of any LTI awards paid to executives, including the CEO, will be aligned with our overall compensation philosophy, which is that compensation should be both performance-based and market-based. The following model is used for granting LTIs based on individual performance and potential, and market position relative to total direct compensation (base salary + annual performance bonus + EPSU awards + RSU/option awards).

PVAAM category	Total direct compensation (percentile of comparator group)
Crucial resource	At or about the 75th percentile
Key player	At or about the 60th percentile
Highly valuable contributor	At or about the 50th percentile
Solid talent	Below the 50th percentile
Build capabilities/performance manage	n/a

Awards can range from zero for executives with a PVAAM score of below 12 to an amount that would put the total direct compensation at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company. Ranges are established for each PVAAM category and for each position based on market benchmarking. Our LTI awards are performance (and future potential) differentiated and granted, which we deem to be a leading practice and preferable to LTI grants based exclusively on market benchmarks. Our practice provides for performance-based differentiation as a result of corporate and individual performance.

For the CEO, RSU and option grants require Board approval upon the recommendation of the Compensation Committee. For executives other than the CEO, the CEO first recommends to the Compensation Committee the total value of RSUs and/or options to be granted to each executive and the Compensation Committee, after considering the CEO’s recommendation, then recommends to the Board the

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total value of RSUs and options to be granted in the aggregate to all executives. The Compensation Committee approves individual grants to EVPs.

The aggregate dollar amount for the annual grants of options and RSUs to non-executive management is approved by the Compensation Committee, but the individual grants are approved by the CEO.

At-risk pay: Other considerations

As described above, our compensation practices are robust and formulaic and involve the consideration of a number of internal and external performance measures consistent with our pay-for-performance philosophy. The Compensation Committee retains the authority to reduce or supplement compensation determined by our formulaic practices in exceptional circumstances.

2015 actual compensation paid to named executive officers

Named executive officers (NEOs)

The NEOs for 2015 are:

•      Darren Entwistle, President and CEO (who also served a portion of the year as Executive Chair)

•      John Gossling, EVP and Chief Financial Officer (CFO)

•      Josh Blair, Chief Corporate Officer, EVP, TELUS Health and TELUS International, and President, Business Solutions West

•      Eros Spadotto, EVP, Technology Strategy

•      David Fuller, EVP and President, TELUS Consumer and Small Business Solutions

•      Joe Natale, former executive who served a portion of the year as President and CEO.

Darren Entwistle – President and CEO

As CEO, Darren is responsible for the Company’s strategy and leading the development and execution of business and operating plans. He is committed to advancing our focus on putting customers first and further developing the strength of the TELUS team culture. Darren served as President and CEO for 14 years, becoming the longest-serving CEO among global incumbent telecom companies. In May 2014, Darren became the Executive Chair of the Company until August 2015, when he resumed the role as TELUS’ President and CEO. In his executive capacity as Executive Chair, Darren oversaw the Company’s operations and pursued the continued development and progression of the Company’s strategy together with the CEO.

2015 key results	Compensation (as at December 31)	2015 ($)	2014 ($)	2013 ($)

•        Continuing to progress our track record of delivering impressive shareholder returns among our global peers since 2000 with a 292% total shareholder return, in contrast to the S&P/TSX Composite Index at 127%

•        A continued decrease in the number of customer complaints directed at TELUS in the annual Commissioner for Complaints for Telecommunications Services report, achieving a 29% decrease in the number of complaints from the same period a year ago and a 66% decrease in the number of complaints for TELUS since 2011

•        Returning more than $1.6 billion to shareholders in 2015, including $992 million in dividends paid and $635 million in share purchases

Base salary	1,375,000	1,375,000	1,375,000

Annual performance bonus	683,349	794,017	713,742

EPSUs (provided in cash given his shareholdings)	643,729	794,017	713,742
LTI – Options	0	0	0

LTI – RSUs	6,700,000	6,000,000	6,800,000

Total direct compensation	9,402,078	8,963,034	9,602,484

Change from previous year (Darren also received the Contract Renegotiation Grant – see page 46)	5% vs 2014 (2%) vs 2013	(7%)	–

Share ownership

Required level	Number of shares held[1]	Share price (Dec 31, 2015)	Total value	Multiple

7x base salary	233,865	$38.26	$8,947,675	6.5

1 On February 12, 2016, Darren purchased 11,275 Shares and met the share ownership target.

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John Gossling – EVP and CFO

John leads a team that includes Financial Reporting and Analysis, Finance Operations, Treasury, Investor Relations, Risk Management, Revenue Assurance, Taxation, Pension Investment Management and Corporate Development. John joined TELUS in November 2012.

2015 key results	Compensation (as at December 31)	2015 ($)	2014 ($)	2013 ($)

• Issuing $2.75 billion of senior unsecured notes to fund spectrum auctions and other business requirements • Progressing the streamlining of our cost structure	Base salary	575,000	568,750	550,000

Annual performance bonus	201,661	235,458	206,985

EPSUs	189,969	235,458	206,985
LTI – Options	0	0	0

LTI – RSUs	1,000,000	1,000,000	1,200,000

Total direct compensation	1,966,630	2,039,666	2,163,970

Change from previous year	(4%)	(6%)	–
Share ownership

Required level	Number of shares held[1]	Share price (Dec 31, 2015)	Total value	Multiple

3x base salary	17,654	$38.26	$675,442	1.2

1 John has five years from the date the enhanced ownership level was approved (until August 2018) to reach the share ownership target.

Josh Blair – Chief Corporate Officer, EVP, TELUS Health and TELUS International, and President, Business Solutions West

Josh leads the TELUS Health and TELUS International commercial units, as well as being president of TELUS Business Solutions West. He also serves as TELUS’ Chief Corporate Officer, supporting the Board on selected activities and priming relationships with many of TELUS’ external stakeholders. Josh joined BC TEL in 1995.

2015 key results	Compensation (as at December 31)	2015 ($)	2014 ($)	2013 ($)

• Delivering double-digit percentage growth in TELUS’ health services revenue and business process outsourcing revenue • Exceeding customer satisfaction targets in TELUS International and strengthening our customers’ likelihood to recommend our health services and our business solutions	Base salary	637,500	600,000	531,575

Annual performance bonus	238,023	272,811	227,645

EPSUs	224,223	272,811	227,645
LTI – Options	0	0	0

LTI – RSUs	2,200,000	2,100,000	1,900,000

Total direct compensation	3,299,746	3,245,622	2,886,865

Change from previous year	2%	12%	–
Share ownership

Required level	Number of shares held	Share price (Dec 31, 2015)	Total value	Multiple

3x base salary	157,557	$38.26	$6,028,131	9.3

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Eros Spadotto – EVP, Technology Strategy

Eros provides technical thought leadership in advancing TELUS’ networks to sustain our competitive advantage through technology strategy, and also leads Network Strategy and Planning, Network Transformation, Procurement and the Chief Security Office. Eros originally joined TELUS upon the acquisition of Clearnet Communications Inc., having started at Clearnet in 1995.

2015 key results	Compensation (as at December 31)	2015 ($)	2014 ($)	2013 ($)

• Operationalizing our spectrum investments and deploying small cell sites in key centres to enhance capacity and coverage for Canadians • Advancing our network capabilities in both rural and urban areas, including over 1,700 kilometres of remote highway in British Columbia and 15 metro stations across Montreal	Base salary	587,500	550,000	550,000

Annual performance bonus	208,707	233,534	206,985

EPSUs	196,606	233,534	206,985
LTI – Options	0	0	0

LTI – RSUs	2,000,000	2,000,000	1,800,000

Total direct compensation	2,992,813	3,017,068	2,763,970

Change from previous year	(1%)	9%	–
Share ownership

Required level	Number of shares held	Share price (Dec 31, 2015)	Total value	Multiple

3x base salary	63,010	$38.26	$2,410,763	4.0

David Fuller – EVP and President, TELUS Consumer and Small Business Solutions

David leads the Consumer and Small Business Solutions teams for TELUS focusing on end-to-end sales, marketing and customer service. David originally joined TELUS in 2004.

2015 key results	Compensation (as at December 31)	2015 ($)	2014* ($)	2013* ($)

• Earning an all-time high likelihood-to-recommend score in Consumer • Evolving our clear and simple commitment through initiatives like real-time data notifications and usage controls	Base salary	569,384	498,904	442,500

Annual performance bonus	204,851	214,377	180,647

EPSUs	192,974	174,825	85,545
LTI – Options	0	0	0
* Not an officer
LTI – RSUs	2,000,000	2,200,000	500,000

Total direct compensation	2,967,209	3,088,106	1,208,692

Change from previous year	(4%)	155%	–
Share ownership

Required level	Number of shares held[1]	Share price (Dec 31, 2015)	Total value	Multiple

3x base salary	23,964	$38.26	$916,863	1.6

1 David has five years from the date of his appointment (until February 2020) to reach the share ownership target.

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2015 actual compensation mix

Compensation element and mix at target	Provided as	2015 actual for all EVPs (as a percentage of total direct compensation)	2015 actual for the CEO (as a percentage of total direct compensation)[1]

Annual base salary (fixed): 25% of total direct compensation / 15% for the CEO	Cash	21%	15%

Annual performance bonus (at risk): 12.5% of total direct compensation / 9% for the CEO	Cash	8%	7%

Annual medium-term incentive (at risk): 12.5% of total direct compensation / 9% for the CEO	EPSUs	7%	7%

Annual long-term incentive (at risk): 50% of total direct compensation / 67% for the CEO	RSUs	64%	71%

1         Excludes the Contract Renegotiation Grant. Darren took his 2015 after-tax salary in Shares and his EPSUs were paid in cash.

Overall total direct compensation for the executives (excluding the Contract Renegotiation Grant) was just above the 60th percentile of the selected comparator group, consistent with our executive compensation philosophy of targeting total direct compensation (base salary and all at-risk compensation) at or about the 75th percentile of the selected comparator group, only where performance warrants.

2015 actual base salary compensation

The base salaries for some of the NEOs were increased effective April 1, 2015 (unless otherwise noted) as follows:

•      Darren Entwistle’s salary remained at $1,375,000 annually, notwithstanding his resuming the CEO role

•      John Gossling’s salary remained at $575,000 annually

•      Josh Blair’s salary increased from $600,000 to $650,000 annually

•      Eros Spadotto’s salary increased from $550,000 to $600,000 annually

•      David Fuller’s salary increased on February 11, 2015 from $525,000 to $575,000 upon his official appointment as an officer

•      Joe Natale’s salary increased from $1,170,000 to $1,375,000 annually.

Josh’s salary was increased due to his role being expanded to include responsibilities as President, Business Solutions West. Eros’ salary was increased due to continued progression based on performance. Base salary increases were in line with the market for their positions. Joe’s salary was increased in 2015 in accordance with his executive employment agreement.

For more details, see the Summary compensation table on pages 75 and 76. Overall, the base salaries paid to the CEO and EVPs were at the 50th percentile of the selected comparator group.

To demonstrate his belief in and commitment to the future growth potential of the Company, Darren invested his 2015 base salary net of taxes and withholdings in Shares for the sixth consecutive year.

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2015 actual at-risk compensation

2015 corporate performance metrics and results

The following chart describes the corporate performance metrics and results included in the 2015 corporate scorecard. A number of these metrics are both company-specific and industry-relative. For example, client churn and net subscriber additions targets are only achieved if the Company outpaces its competitors.

Achieving performance at target would result in an overall multiplier of 1.0 on the corporate scorecard. Individual performance metrics and results for each NEO are discussed starting on page 70.

Objectives	Performance metrics	Weighting	2015 threshold (0.5x)	2015 target (1.0x)	2015 stretch (2.0x)	2015 results	Payout multipliers

TELUS Team	Team member engagement measured through a confidential survey conducted by a third party	10%	85%	87%	89%	87%	0.10
Customers first	Net subscriber additions index (wireless, TV, Internet and health)[1]	10%	0.5	1.00	2.00	0.36	0.04
	Client churn index (wireless, TV, Internet and health)[1]	15%	0.5	1.00	2.00	0.45	0.07
	Client excellence leadership index[1]	25%	0.5	1.00	2.00	0.92	0.23
Profitable growth and efficiency	Simple cash flow[2]	20%	$1.861 billion	$2.011 billion	$2.311 billion	$1.921 billion	0.14
	Earnings per share[3] (EPS)	20%	$2.30	$2.43	$2.69	$2.36	0.15
Multiplier							0.73

1       Internally developed indices made up from a composite of various benchmarks and standards, to measure our ability to attract and retain customers. The client excellence leadership index includes our targets for likelihood-to-recommend survey results per customer segment; reliability measures per service such as dropped call rates, access failure rates, minutes of outages, video quality, etc.; security measures; and systems quality and availability measurement metrics. These indices are competitively sensitive and are not disclosed in detail.

2       Simple cash flow is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is defined as EBITDA less capital expenditures (excluding spectrum licences). For the purposes of the scorecard payout, simple cash flow was normalized to exclude certain specific program restructuring costs, net of associated savings, as well as capital expenditures in excess of the 2015 annual target. As a result, simple cash flow was adjusted to $1.921 billion from $1.666 billion.

3       For the purposes of the scorecard payout, the Basic EPS actual result was adjusted to exclude real estate gains to be consistent with the methodology used in arriving at the applicable threshold, target and stretch amounts. In addition, Basic EPS was adjusted to exclude specific program restructuring costs net of associated savings, the impact of one-time recoveries of prior years’ tax-related matters from the Canada Revenue Agency and the impact of the increase to the Alberta provincial corporate income tax rate. As a result, Basic EPS was adjusted to $2.36 from $2.29.

We have not made any substantive changes to the primary components of the corporate scorecard (EPS, simple cash flow, and certain operational metrics on churn, customer additions, client experience excellence and team engagement) for the past several years. These metrics, however, are made more challenging each year as corporate scorecard thresholds (resulting in 50 per cent of the target payout) are generally set to exceed the previous year’s actual results. Furthermore, we test new scorecard targets by running them through the previous year’s results to ensure there is a substantial year-over-year improvement in productivity. When the 2015 targets were run through the 2014 corporate scorecard for stress-test purposes, the multiplier was 1.20x, whereas the 2014 corporate scorecard multiplier was 0.91x, clearly indicating that the 2015 targets represented a significant year-over-year uplift of 32 per cent in targeted performance in comparison to the 2014 targets.

TELUS has had a standard practice in place since 2009 whereby the Chair of the Audit Committee and the Chair of the Compensation Committee review the results on the corporate scorecard approximately one week in advance of their respective quarterly meetings and enable a line-by-line reconciliation of the corporate scorecard metrics and results with the quarterly financial results. Any proposed adjustments to the corporate scorecard results for pay purposes are subject to this review. In approving the adjustments to the corporate scorecard results, the Compensation Committee sought an approach that was balanced and fair to the employees, as the corporate scorecard results drive the annual performance bonus of all employees participating in the program. The Committee decided it was appropriate to exclude negative and positive impacts of some events that could not have been anticipated when setting the targets or that resulted from in-year strategic decisions of senior management to achieve long-term benefits. Thus, the results were normalized to remove (i) the impact of the special Alberta corporate tax increase, (ii) the benefits resulting from one-time recoveries of prior years’ tax related matters, and (iii) real estate gains. Capital expenditures were normalized to the 2015 annual target since senior management decided during the year to increase them for long-term benefits, mainly associated with the expansion and acceleration of our broadband fibre-optic network deployment.

TELUS 2016 INFORMATION CIRCULAR • 67

The corporate scorecard multiplier impacts 80 per cent of the annual performance bonus and EPSU award for each executive. The balance (20 per cent) reflects the individual performance multiplier. The 2015 corporate and individual performance multipliers, and the resulting impact on the value of the annual performance bonuses and EPSU awards (medium-term incentives) to all executives, are summarized in the table below.

	Corporate scorecard multiplier	Individual performance multiplier	Bonus award as % of base salary	EPSU award as % of base salary
CEO – At-target performance	1.00	1.00	60%	60%
CEO – Actual 2015 performance results	0.73	1.65	50%	47%
EVP – At-target performance	1.00	1.00	50%	50%
EVP – Actual 2015 performance results	0.73	1.08	36%	34%

The overall annual performance bonus for the CEO was 50 per cent of his salary compared to at-target performance of 60 per cent, while for all EVPs this ranged from 35 to 37 per cent of their base salaries compared to at-target performance of 50 per cent. The individual performance multiplier for EVPs ranged from 0.95 to 1.20 for an average of 1.08.

Details for each component of compensation (annual performance bonuses, EPSU grants, option and RSU grants) that was awarded to each NEO are outlined below.

At-risk pay – Darren Entwistle, President and CEO

Individual performance

In assessing Darren’s individual performance in 2015, the Board and Compensation Committee considered the Company’s objectives and results achieved, Darren’s demonstrated leadership contributions and other factors that they considered relevant in the context of the Company’s performance in 2015. See page 59 for details regarding the process followed by the Compensation Committee to obtain input from each Board member on Darren’s performance.

In considering the Company’s achievements, the Compensation Committee reviews the PPOs of the CEO, which are the strategic and operational metrics that guided us in carrying out our 2015 corporate priorities. The CEO uses these metrics (akin to an operating plan) to report to the Compensation Committee on performance each quarter and he shares these objectives with individual executives based on their portfolios. These metrics are also tied to targets and stretch targets and, like the corporate scorecard metrics, require improvements year over year. For 2015, Darren’s executive objectives while he was EC were essentially a subset of the CEO PPOs approved in early 2015. Given his resumption of the CEO role, the Compensation Committee, therefore, assessed his performance in February 2016 against all of the 2015 CEO PPOs.

As indicated previously, 80 per cent of Darren’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the Compensation Committee and the

Board of his personal performance, which, in turn, depends on the achievement of his PPOs (the metrics referred to below), as well as the assessment of his leadership contributions and other strategic considerations. Some of the metrics that comprise the CEO’s PPOs are largely operational in nature and, therefore, highly competitively sensitive. In our view, disclosure of a number of these metrics (accounting for 39 per cent of his objectives, on a weighted basis) would seriously prejudice our Company in the intensely competitive market in which we operate, as they contain information valuable to our competitors regarding the Company’s 2015 and future financial, marketing and operating plans. These metrics relate to business market results, average revenue per subscriber unit (ARPU) for TV and high-speed Internet, churn for services other than wireless, savings from cost reduction initiatives, broadband network and system reliability measures, roaming revenues, various metrics relating to our fibre-optic and wireless network deployment programs and our self-serve capabilities, machine-to-machine net additions, TELUS International results, and TELUS Health churn, EBITDA and client net additions. Performance against these undisclosed metrics met or exceeded targets in many instances. As a result, we are relying on an exemption available under applicable securities laws from the requirement to disclose some of these metrics on the basis that their disclosure would seriously prejudice the Company’s interests. It should be stressed that these undisclosed metrics represent only approximately four per cent of the factors (corporate and individual) used to determine Darren’s bonus and EPSU award. We are able to disclose a subset of Darren’s PPO results, as shown in the following table, which, on a weighted basis, represent 61 per cent of his total PPOs. Darren’s results under his PPOs were not normalized to exclude certain one-time events, such as the restructuring charge for the cost reduction program announced in November, capital expenditures in excess of the 2015 target, the impact of one-time recoveries of prior years’ tax-related matters from Canada Revenue Agency and the impact of the increase to the Alberta provincial corporate income tax rate, all of which had a significant impact on EBITDA, simple cash flow and EPS, as was done for the corporate scorecard results.

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EXECUTIVE COMPENSATION AT TELUS

CEO’s personal performance objectives

Customers likelihood to recommend TELUS	Our likelihood-to-recommend scores across our various customer segments ranged from 73 to 86 per cent and, when combined, were above threshold but slightly below the PPO at target
Consolidated EBITDA[1]	$4.243 billion, which was above threshold but below the PPO at target
Wireless EBITDA[1] (including restructuring and other costs)	$2.80 billion, which was above threshold but below the PPO at target
Wireline EBITDA[1] (including restructuring and other costs)	$1.443 billion, which was below the PPO at threshold
Wireless margin on network revenue	44.03%, which was below the PPO at threshold
Wireline margin on network revenue	25.18%, which was below the PPO at threshold
EPS[2]	$2.27, which was below the PPO at threshold
Simple cash flow[3]	$1.666 billion, which was below the PPO at threshold
Wireless postpaid net additions	244,000, which was below the PPO at threshold but a solid result in light of market conditions
High-speed Internet access and TELUS TV service net additions	180,000, which was above threshold and a strong result in light of market conditions but slightly below the PPO at target
Wireless ARPU	$63.45, which was above threshold and a strong result in light of market conditions but slightly below the PPO at target
Wireless postpaid churn	0.94%, which was industry-leading and above threshold but slightly below the PPO at target
Network access line loss	116,000 lines lost, which was below the PPO at threshold
AWS-3 wireless spectrum auction results	Obtained spectrum licences equivalent to a national average of 15 MHz, which exceeded the PPO at target and met stretch
2500 MHz wireless spectrum auction results	Obtained licences for 40 MHz of spectrum in every region across Canada, which exceeded the PPO at target and met stretch
Corporate social responsibility index[4]	0.93, which was significantly above the PPO at threshold but slightly below the PPO at target
Executive Leadership Team (ELT) and Board diversity	22%, which exceeded the PPO at target
TELUS team engagement	87%, a world-leading result, which was up two points over last year and met the PPO at target

1   EBITDA does not have any standardized meaning prescribed by IFRS-IASB. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. For definition and explanation, see Section 11 of Management’s discussion and analysis in the TELUS 2015 annual report. For the purposes of the corporate scorecard payout, EBITDA excludes real estate gains.

2   For the purposes of the corporate scorecard payout, the Basic EPS actual result was adjusted to exclude real estate gains to be consistent with the methodology used in arriving at the applicable threshold, target and stretch amounts.

3   Simple cash flow is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is defined as EBITDA less capital expenditures (excluding spectrum licences).

4   The corporate social responsibility index includes various metrics, including achieving reductions in energy consumption and greenhouse gas emissions; community investment objectives such as participation rates for Team TELUS Cares and volunteer hours; and our employees’ assessment of TELUS as a socially and environmentally responsible organization (gathered from our annual engagement survey).

The targets for both disclosed and undisclosed performance metrics are generally made more challenging each year in order to promote continuous stretch and performance improvement year over year. As a general principle, the threshold target for any metric (yielding a

0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

TELUS 2016 INFORMATION CIRCULAR • 69

2015 payout

Darren’s annual performance bonus and EPSU award were each determined using the formula outlined on pages 58 and 60. Based on corporate performance against targets and highly effective leadership, the Board, upon the recommendation of the Compensation Committee, awarded to Darren an annual performance bonus of $683,349, equal to 50 per cent of his base salary, and an EPSU award of $643,729, equal to 47 per cent of his base salary, in each instance against a target of 60 per cent. His individual multiplier was determined to be 1.65 compared to 1.80 in 2014. The Compensation Committee and the Board, when assessing his personal performance in 2015, considered, in addition to the results under his PPOs, his vision, performance against TELUS’ leadership values, direction taken and decisiveness in (i) responding to the double cohort, as described on page 46 and to the economic softness in Canada and, in particular, Alberta, (ii) accelerating capital programs for the deployment of wireless and broadband networks, and (iii) developing an effective strategy to acquire significant spectrum in wireless spectrum auctions, among other matters, all of which will underpin the Company’s performance in 2016 and beyond. The value of the EPSU award was reduced compared to the annual performance bonus since the Company’s Share price decreased during the 2015 performance year. In light of his decision to invest his base salary from 2010 to 2015 (net of taxes and withholdings) in Shares, the Compensation Committee recommended and the Board approved an all-cash payment of the EPSU award to Darren for the 2015 performance year, and accordingly, no additional EPSUs were granted to him. His bonus and EPSU award declined over 2014 by 14 per cent and 19 per cent, respectively, as a result of lower corporate and individual multipliers.

Using PVAAM, the Board rated Darren’s individual performance and potential within the top two categories – key player/crucial resource (PVAAM score of between 16 and 20). Given the corporate performance in 2015 and Darren’s exceptional leadership, as described above, the Board awarded Darren LTIs totalling $6.7 million, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 60. The 2015 annual LTI grant was slightly higher than the 2014 grant by $700,000. Darren’s LTI range for 2015, per PVAAM score, reflected his split EC/CEO role and was weighted at 25 per cent for his service as EC and 75 per cent for his service as CEO. The range was established with the assistance of Meridian.

This positioned Darren at the 60th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards excluding the Contract Renegotiation Grant). For comparisons of CEO total direct compensation and total compensation to prior years, see page 52.

As disclosed on page 50, the Compensation Committee has adopted the use of a ratio of CEO total direct compensation to annual total customer connections. As a further step to appropriately linking pay with performance, the Committee has established that this ratio must fall within a range of 60 to 85 per cent. Identified below are the relevant data and corresponding ratios for 2013, 2014 and 2015. The number for 2014 represents a blended number to reflect that Darren was in the CEO role for a portion of the year. The 2015 number represents Darren’s total direct compensation only (excluding the Contract Renegotiation Grant).

Year	CEO total direct compensation	Total customer connections
2013	$9,602,484	13,518,000
2014	$8,296,781	13,678,000
2015	$9,402,078	14,080,000

CEO annual total direct compensation as a percentage of total customer connections

1   Excludes the Contract Renegotiation Grant.

At-risk pay – John Gossling, Josh Blair, Eros Spadotto and David Fuller

Individual performance

Each NEO’s individual performance was measured by the extent to which his business unit contributed to the Company’s performance and by his leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which, in turn, depends on achievement of his or her PPOs as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent a small portion and vary by individual in terms of the percentage of the corporate and individual factors used to determine their annual performance bonus and EPSU award. As part of their PPOs, the executives share in the 2015 operational metrics forming the CEO’s PPOs. The percentage of metrics shared with the CEO is outlined in the following table. Refer to At-risk pay – Darren Entwistle (page 68) for a discussion on how individual performance was assessed against these metrics. See page 69 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

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2015 payouts

The executive’s annual performance bonus and EPSU award were each determined using the formulas outlined on pages 58 and 60. Based on corporate performance against targets as measured by the corporate scorecard and effective personal performance and leadership, the Compensation Committee approved annual performance bonuses and EPSU awards as outlined below, all of which were lower than the target amount of 50 per cent of the base salary. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated each executive’s individual performance and potential. As a result, the Compensation Committee awarded (based on performance) LTIs that ranged from $1.0 million to $2.2 million, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 60. This positioned the executives at relative percentiles of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards) as set out below.

	John Gossling EVP and CFO	Josh Blair Chief Corporate Officer, EVP, TELUS Health and TELUS International, and President, Business Solutions West	Eros Spadotto EVP, Technology Strategy	David Fuller EVP and President, TELUS Consumer and Small Business Solutions

Individual performance (weighting)	20%	20%	20%	20%
Percentage of undisclosed metrics	1%	4%	3%	3%
Percentage of metrics shared with CEO	48%	94%	81%	84%
Performance bonus award	$201,661	$238,023	$208,707	$204,851
As a per cent of base salary (target)	50%	50%	50%	50%
As a per cent of base salary (actual)	35%	37%	36%	37%
Executive performance stock units award	$189,969	$224,223	$196,606	$192,974
As a per cent of base salary (target)	50%	50%	50%	50%
As a per cent of base salary (actual)	33%	35%	33%	35%
Performance (PVAAM rating)	Within top two categories	Within top two categories	Within top two categories	Within top two categories
Long-term incentives[1]	$1,000,000	$2,200,000	$2,000,000	$2,000,000
Total direct compensation market position	Below 50th percentile	Below 75th percentile	Above 75th percentile	At 60th percentile

1   Fifty per cent of these awards were in time-vesting RSUs and 50 per cent were in performance-contingent RSUs.

At-risk pay – Joe Natale, former President and CEO

Please see page 86 for information on Joe’s compensation for 2015.

TELUS 2016 INFORMATION CIRCULAR • 71

Performance graph

The following graph compares the yearly change in the cumulative total shareholder return on TELUS’ Shares with the cumulative total return on the S&P/TSX Composite Index. The calculations, done over five years, assume an investment of $100 on December 31, 2010 and the reinvestment of dividends. We have also adjusted for the two-for-one stock split that took effect April 16, 2013.

Investment	Dec. 31 2010	Dec. 31 2011	Dec. 31 2012	Dec. 31 2013	Dec. 31 2014	Dec. 31 2015

TELUS Shares	$100	$132	$155	$181	$216	$205

S&P/TSX Composite Index	$100	$ 91	$ 98	$111	$122	$112

Given the direct linkage between the various elements of performance and at-risk pay calculations and allotments, the significant weighting of share-based incentives in the executive compensation mix and the methodology for determining EPSU awards, TELUS’ executive compensation is designed to reflect the performance drivers that should lead to related changes in shareholder return.

As shown in the graph and table above, for each of the past five years (from 2011 to 2015 inclusive), TELUS Shares have strongly outperformed the S&P/TSX Composite Index. The five-year TELUS total shareholder return since December 31, 2010 was 105 per cent, more than eight times greater than the 12 per cent return from the S&P/TSX Composite Index over the same time period.

Over the five-year period, total compensation, excluding pension costs, paid to NEOs increased 12 per cent (excluding Darren’s Contract Renegotiation Grant and Joe’s total compensation for 2015), which was significantly less than the total return to Shareholders of 105 per cent. The increase in NEO compensation was partly due to the fact that different individuals with varying portfolios and degrees of responsibility have been considered NEOs during the five-year period. It is also reflective of our NEOs having taken on expanded individual responsibilities over time.

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EXECUTIVE COMPENSATION AT TELUS

Clawback policy

Effective since January 1, 2013, the Board approved a clawback policy that allows the Company to recover or cancel certain incentives or deferred compensation to executive officers in circumstances where (i) there has been a material misrepresentation or material error resulting in the restatement of the Company’s financial statements, (ii) an executive would have received less incentive compensation based on the restated financials, and (iii) the executive’s misconduct (such as an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the financial statements. Of note, the Company has not had to claw back any compensation pursuant to this policy since it has been put in place and we have not previously encountered a situation where a compensation recoupment or adjustment would have been required had a clawback policy been in place.

Share ownership requirement

Our executive share ownership requirement has been in place for over a decade, further demonstrating our compensation philosophy to align the interests of our executives with those of our Shareholders. Our executives must beneficially own, either directly or indirectly, a certain number of Shares based on targets varying by position. This is a more stringent requirement than prevalent market practice since TELUS does not include options, EPSUs or RSUs when determining if the target has been met. In our view, an executive purchasing Shares with his or her own funds more clearly demonstrates his or her commitment to the Company and its future success.

Share (excluding options, EPSUs and RSUs) ownership guidelines

CEO	7x annual base salary

EVPs	3x annual base salary

The requirements were met by two NEOs in 2015 (Josh Blair and Eros Spadotto), while Darren Entwistle met the requirement in February 2016. The other NEOs are progressing towards their share ownership targets and have five years from the time of their initial appointment to reach the target.

We also require an executive who has not met the share ownership requirement to take 50 per cent of net equity awards (after taxes) in Shares for any equity vesting unless that executive is pursuing other means of meeting the share ownership requirement, which have been approved by the Committee. The executive must also hold such Shares until the requirement is met.

Furthermore, any executive retiring after January 1, 2013 must hold a number of Shares equal to the share ownership requirement for one year following retirement.

To further enhance the alignment of compensation with Shareholders’ interests, we encourage our senior managers below the executive level (senior vice-president, vice-president and director level employees) to commit to meeting the following share ownership targets.

Share (excluding options, EPSUs, MPSUs and RSUs) ownership guidelines

Senior vice-presidents	75% of base salary, to be attained in four years

Vice-presidents	50% of base salary, to be attained in four years

Directors	25% of base salary, to be attained in five years

In consideration of their voluntary participation, managers are eligible for annual grants of medium-term restricted stock units called management performance stock units (MPSUs). MPSU grants are based on annual target amounts established by the CEO for each job level. Currently, these targets range from $10,000 a year for directors to $50,000 a year for senior vice-presidents. The actual awards for individual managers are then adjusted up or down from the target based on their weighted corporate and individual performance multipliers for the performance year, in the same way that their annual performance bonus is adjusted. This way, actual MPSU awards can range from zero for substandard performance to no more than 200 per cent of the target amount for exceptional performance (with the average at approximately 100 per cent). MPSUs are awarded under the Performance Stock Unit Plan and are substantially similar to EPSUs, except that MPSU awards are not subject to reduction for any decline in Share price during the performance year. MPSUs vest at a rate of one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes, or thereafter are not maintained, then individual managers will not be eligible to receive an award of MPSUs until the applicable share ownership targets are achieved.

TELUS 2016 INFORMATION CIRCULAR • 73

Executive shareholdings and total equity summary

The following table lists the number and value of Shares and total equity (Shares, EPSUs and RSUs, but excluding options) held by each NEO as at December 31, 2015 (as set out in the Summary compensation table on pages 75 and 76). It also shows total shareholdings as a multiple of the individual’s annual base salary at year-end relative to the share ownership guidelines described previously.

Name	Total Shares[1]	Value of Shares[2] ($)	Total EPSUs/ RSUs[1]	Value of EPSUs/ RSUs[2] ($)	Total equity (Shares / EPSUs/ RSUs)[1]	Value of total equity[2] ($)	Base salary ($)	Value of total equity as a multiple of base salary	Value of shareholdings[3] as a multiple of base salary

Darren Entwistle	233,865	8,947,675	392,517	15,017,700	626,382	23,965,375	1,375,000[4]	17x	6.5x4

John Gossling	17,654	675,442	62,144	2,377,629	79,798	3,053,071	575,000	5.3x	1.2x

Josh Blair	157,557	6,028,131	107,768	4,123,203	265,325	10,151,334	637,500	15.9x	9.3x

Eros Spadotto	63,010	2,410,763	101,837	3,896,283	164,847	6,307,046	587,500	10.7x	4.1x

David Fuller	23,964	916,863	69,410	2,655,626	93,374	3,572,489	575,000[5]	6.2x	1.6x

Joe Natale	30,127	1,152,659	306,922	11,742,836	337,049	12,895,495	1,375,000	9.4x	0.8x

1         Excludes all options and any Shares that may be acquired by an executive in 2016 in payment of EPSUs that vested in 2015.

2         At the close of trading on December 31, 2015, the market price of the Shares was $38.26.

3         Excludes all options, RSUs and EPSUs, per TELUS’ stringent requirements.

4         Darren applied substantially all of his 2015 base salary net of taxes and withholdings to the purchase of TELUS Shares. Darren also purchased 11,275 additional Shares on February 12, 2016, bringing his total shareholdings as of that date to 245,590.

5         David was appointed to the ELT on February 11, 2015. His actual salary, pro-rated to that date, was $569,384.

Conclusion

The Compensation Committee believes that the overall compensation program is effective in attracting and retaining executives as well as in providing direction and motivation for the executive team to make a significant contribution to the Company’s success, thereby enhancing the value of the Company for its Shareholders. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the Human Resources and Compensation Committee

John Butler (Chair)	Stockwell Day

Micheline Bouchard	John Lacey

Ray Chan

74 • TELUS 2016 INFORMATION CIRCULAR

Executive compensation summary

Summary compensation table

($)	Darren Entwistle[1] President and CEO						John Gossling EVP and CFO			Josh Blair[2] Chief Corporate Officer, EVP, TELUS Health and TELUS International, and President, Business Solutions West
Year	2015		2014		2013		2015	2014	2013	2015	2014	2013
Salary	1,375,000		1,375,000		1,375,000		575,000	568,750	550,000	637,500	600,000	531,575
Share-based awards[3]	10,043,729	[4]	6,794,017	[4]	7,513,742	[4]	1,189,969	1,235,458	1,406,985	2,424,223	2,372,811	2,127,645
Option-based awards	–		–		–		–	–	–	–	–	–
Non-equity incentive plan compensation
– Annual incentive plans	683,349		794,017		713,742		201,661	235,458	206,985	238,023	272,811	227,645
– Long-term incentive plans	n/a		n/a		n/a		n/a	n/a	n/a	n/a	n/a	n/a
Pension value	341,000		225,000		441,000		302,000	251,000	290,000	477,000	566,000	715,000
All other compensation[5,6]	89,218		89,218		84,218		1,918	1,918	1,918	1,918	1,918	1,918
Total compensation	12,532,296		9,277,252		10,127,702		2,270,548	2,292,584	2,455,888	3,778,664	3,813,540	3,603,783

1

Amounts in 2015 reflect compensation for Darren in his capacity as Executive Chair from January 1, 2015 to August 9, 2015 and as President and CEO from August 10, 2015 to year-end. Amounts in 2014 reflect compensation for Darren in his capacity as President and CEO from January 1, 2014 to May 7, 2014, and as Executive Chair from May 8, 2014 to December 31, 2014. Included in Darren’s share-based awards is his Contract Renegotiation Grant of $2.7 million, which was made in consideration of Darren returning to the CEO role and concessions in his new CEO contract. The grant was based on a share price of $40.84 and made on November 17, 2015. The share-based awards for 2015 in the chart above reflect this amount, plus his annual LTI grant of $6.7 million. For more details, see page 46.

2

Josh Blair’s role expanded to include responsibility for TELUS International in 2013 and TELUS Health in 2014, along with his ongoing Human Resources responsibilities. In 2015, Josh ceased to have responsibility for Human Resources and assumed responsibility for Business Solutions West, while retaining the TELUS Health and TELUS International portfolios.

3

The value of share-based awards (EPSUs and RSUs) in the table above is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. The grants were awarded by the Compensation Committee and the Board in dollar amounts. For 2015, the dollar amounts for the RSUs and EPSUs were established by the Board on February 10, 2016, and the units were granted on February 26, 2016. These amounts were converted into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. The EPSUs granted on February 26, 2016 were valued at $39.32, which matches the accounting fair value. The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the five trading days immediately preceding February 26, 2016. These RSUs were valued at $39.65. This matched the accounting fair value for the time-vesting RSUs (which represented 50 per cent of the notional RSU grant value) and for the portion allocated to the total customer connections performance-contingent RSUs (which represented 12.5 per cent of the notional grant value), assuming a multiplier at target. The accounting fair value for the portion allocated to the relative TSR performance-contingent RSUs (which represented 37.5 per cent of the notional RSU grant value) was an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

4	Amounts for Darren include the EPSU grants that were awarded in cash.

5

Perquisites for all NEOs, except Darren and Joe, totalled less than $50,000. In the case of Darren, the disclosed amount also included a vehicle allowance in the amount of $40,800, enhanced family medical coverage in the amount of $35,000, and an annual flexible perquisite account.

6	For 2015, all NEOs received telecommunications concessions; the grossed up amounts (for applicable taxes) are included in the amounts disclosed.

TELUS 2016 INFORMATION CIRCULAR • 75

Summary compensation table (continued)

($)	Eros Spadotto EVP, Technology Strategy			David Fuller EVP and President, Consumer and Small Business Solutions					Joe Natale[1] Former President and CEO
Year	2015	2014	2013	2015	2014	[2]	2013	[2]	2015		2014	2013
Salary	587,500	550,000	550,000	569,384	498,904		442,500		1,323,750		1,041,260	787,500
Share-based awards[3]	2,196,606	2,233,534	2,006,985	2,192,974	2,374,825		585,545		–		6,450,000	6,030,430
Option-based awards	–	–	–	–	–		–		–		–	–
Non-equity incentive plan compensation
– Annual incentive plans	208,707	233,534	206,985	204,851	214,377		180,647		–		450,000	330,430
– Long-term incentive plans	n/a	n/a	n/a	n/a	n/a		n/a		n/a		n/a	n/a
Pension value	275,000	61,000	178,000	1,605,000	n/a		n/a		3,242,000	[5]	1,433,000	342,000
All other compensation[4]	3,566	3,566	3,566	3,566	2,325		0		7,003,497	[6]	53,299	3,566
Total compensation	3,271,379	3,081,634	2,945,536	4,575,775	3,090,431		1,208,692		11,569,247		9,427,559	7,493,926

1

Joe’s compensation in 2013 and for the first part of 2014 reflects his previous role as Chief Commercial Officer. Joe’s 2015 and 2014 pension values are tied to his increased salary, bonus and EPSU award for his service as President and CEO from May 8, 2014 to August 9, 2015.

2

David Fuller was not an officer in 2013 and 2014. Accordingly, amounts in these columns reflect his compensation for his previous role. His share-based awards for 2013 and 2014 consisted of RSUs and MPSUs that both time-vest in just under three years. Prior to 2015, David was not participating in the Executive Defined Benefit Pension Plan and SRA. He was in a Defined Contribution Pension Plan.

3

The value of share-based awards (EPSUs and RSUs) in the table above is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. For 2015, the dollar amounts for the RSUs and EPSUs were established by the Board on February 10, 2016, and the units were granted on February 26, 2016. These amounts were converted into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. The EPSUs granted on February 26, 2016 were valued at $39.32, which matches the accounting fair value. The number of RSUs was determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the five trading days immediately preceding February 26, 2016. These RSUs were valued at $39.65. This matched the accounting fair value for the time-vesting RSUs (which represented 50 per cent of the notional RSU grant value) and for the portion allocated to the total customer connections performance-contingent RSUs (which represented 12.5 per cent of the notional grant value), assuming a multiplier at target. The accounting fair value for the portion allocated to the relative TSR performance-contingent RSUs (which represented 37.5 per cent of the notional RSU grant value) was an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

4

For 2015, all NEOs received telecommunications concessions; the grossed up amounts (for applicable taxes) are included in the amounts disclosed. Perquisites for all NEOs, except Darren and Joe, totalled less than $50,000. In the case of Joe, the disclosed amount also included a vehicle benefit in the amount of $16,062, enhanced family medical coverage in the amount of $35,000, and an annual flexible perquisite account.

5	This amount also reflects Joe’s entitlement to accrued service under the applicable pension plans until December 31, 2017.

6

In consideration of Joe’s availability to ensure an effective transition until his departure on December 31, 2015 and lengthened post-employment competitive employment restrictions, the Company entered into an agreement with Joe that provided him with a transition payment of $6,243,650. All other compensation also includes an amount for the vesting of his outstanding EPSUs as of December 31, 2015 in alignment with the Performance Stock Unit Plan. Joe will continue to be entitled to his unvested LTI awards in accordance with their original vesting schedule, and to other benefits such as health and welfare benefits for himself and his family, a vehicle and telecom benefits to December 31, 2017. See page 86 for further details.

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Incentive plan awards

As at December 31, 2015, none of our NEOs had any option awards outstanding. The following table summarizes all share-based awards outstanding at the end of December 31, 2015 for each of them.

	Share-based awards[1]
Name	Number of Shares or units that have not vested	Market or payout value of share-based awards that have not vested[2] ($)	Market or payout value of vested share-based awards not paid out or distributed[2] ($)
Darren Entwistle	392,517	15,017,700	–
John Gossling	62,144	2,377,629	151,986
Josh Blair	107,768	4,123,203	171,487
Eros Spadotto	101,837	3,896,283	151,355
David Fuller	69,410	2,655,626	45,849
Joe Natale	306,795	11,737,976	681,273

1	Includes reinvested dividends or dividend equivalents.

2	At the close of trading on December 31, 2015, the market price of Shares was $38.26.

The following table summarizes the value of all share-based awards vested or earned for each NEO during the 2015 fiscal year. The terms of all plan-based awards under which other share-based awards are granted or vested are discussed on pages 87 to 93.

Name	Share-based awards – value vested during the year[1] ($)	Non-equity incentive plan compensation – value earned during the year ($)
Darren Entwistle	20,134,153	683,349
John Gossling	2,140,724	201,661
Josh Blair	5,374,303	238,023
Eros Spadotto	5,833,180	208,707
David Fuller	1,419,156	204,851
Joe Natale	8,720,928	825,000	[2]

1

The amounts reflect RSUs and the final third of EPSUs and MPSUs granted in 2012 that vested on February 27, 2015 at a price of $44.35; the final third of EPSUs granted in 2013 that vested on November 15, 2015 at a price of $40.93; RSUs and the final third of MPSUs granted in 2013 that vested on November 17, 2015 at a price of $40.84; the second third of MPSUs granted in 2014 and the first third of MPSUs granted in 2015 that vested on November 20 at a grant price of $41.07; the second third of EPSUs granted in 2014 and the first third of EPSUs granted in 2015 that vested on December 31 at a grant price of $38.98; and the second third of EPSUs granted in 2014 and the first third of EPSUs granted in 2015 that vested on January 1, 2016 at a grant price of $38.94.

2	Joe’s performance bonus was paid out at-target per the terms of his transition agreement.

TELUS 2016 INFORMATION CIRCULAR • 77

TELUS Pension Plan

TELUS retirement plan benefits

The NEOs participate in the Company’s defined benefit retirement program. The retirement program consists of a contributory registered pension plan and the SRA, which provides supplemental pension benefits to a retired executive in addition to the pension income under the registered pension plans. The SRA for the participating NEOs supplements these plans by providing a total benefit at retirement determined as two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service subject to a maximum of 35 years. This results in a maximum cap on total benefits of 70 per cent of the average pensionable remuneration.

Pensionable remuneration prior to 2012 is base salary increased by a fixed 60 per cent for annual performance bonus for the CEO and by a fixed 50 per cent for the participating NEOs other than the CEO. In 2011, the Board approved an amendment to the SRA to bring it more in line with current market practice and to better align pension values with corporate and individual performance such that, effective January 1, 2012, pensionable remuneration for the CEO and each of the other NEOs is equal to base salary increased by the actual annual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of the NEO’s base salary.

As is common with non-registered plans of this nature, the SRA is not funded.

The pension benefits under the registered Company pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 55 if the member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age when the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member’s service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member’s age is less than 65.

The following table sets out information for the NEOs regarding their retirement benefit.

Name	Number of years credited service (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year-end	At age 65
		(c1)	(c2)
Darren Entwistle	20 years and 6 months	1,097,000	1,722,000	12,197,000	341,000	1,009,000	13,547,000
John Gossling	6 years and 4 months	128,000	460,000	752,000	302,000	134,000	1,188,000
Josh Blair	23 years and 11 months	455,000	746,000	6,098,000	477,000	808,000	7,383,000
Eros Spadotto	20 years and 2 months	380,000	597,000	4,460,000	275,000	418,000	5,153,000
David Fuller	11 years and 9 months	181,000	573,000	711,000	1,605,000	261,000	2,577,000
Joe Natale[1]	19 years and 6 months	1,003,000	1,003,000	7,055,000	3,242,000	1,960,000	12,257,000

1         Two additional years of service were granted to Joe Natale in 2015; no additional service will accrue.

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Granting of extra years of credited service

The SRA permits the Company to grant additional years of credited service. Although we have used this benefit in the past to assist with both the attraction and retention of high-performing mid-career executives, the Compensation Committee approved discontinuing this practice going forward.

The employment agreements with Darren, John, Josh, Eros and Joe all provide that they will accrue two years of credited service under the SRA for each full year of employment, in the time periods noted on page 86. When additional credited service was granted, our practice was to limit it to a maximum period of five years. The additional credited service cannot be counted for the purposes of qualifying for an unreduced retirement or determining the reduction on early retirement and is not used for any other non-pension related items that might be dependent on service. The additional credited service accrued to December 31, 2015 is included in column (b) in the above table.

Recognition of past service

In 2008, TELUS implemented a mechanism to migrate certain executives, including Josh and Eros, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA. For these individuals, arrangements were made to recognize past TELUS service within the SRA. These benefits vested on December 31, 2010. For Josh, an additional arrangement was made to recognize a second period of past TELUS service within the SRA which vested on December 31, 2011. In 2015, David became covered under the SRA and his period of past service while a member of the TELUS Defined Contribution Pension Plan was recognized as under the SRA. These past service periods are included in column (b) in the above table.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions are disclosed in Note 14 – Employee future benefits of the 2015 Consolidated financial statements. Mortality rates after retirement are assumed to follow the CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) are assumed to occur at a rate of 10 per cent per year.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, plus any additional plan or other changes that have retroactive impact. For further clarity, the compensatory change for 2012 includes the change in the accrued obligation as a result of the amendment to the definition of pensionable remuneration for years on and after 2012.

The non-compensatory change in accrued obligation comprises three parts:

•      The interest on the accrued benefit obligation

•      The change in accrued obligation due to the change in assumptions

•      The employee contributions for the year.

Annual benefits payable

Column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

TELUS 2016 INFORMATION CIRCULAR • 79

Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 65 or over.

Pension plan table 2015

	Years of service
Remuneration ($)	10	15	20	25	30
500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

•      The compensation covered by the SRA for each of the participating NEOs is based on his or her respective salary shown in the executive summary compensation table plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times the base salary, for years on and after 2012. Pensionable remuneration prior to 2012 is base salary increased by a fixed 60 per cent for annual performance bonus for the CEO and by a fixed 50 per cent for the participating NEOs other than the CEO.

•      The benefits under the registered pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

•      On retirement prior to age 65 with less than 15 years’ service, the pension will be reduced.

•      The above benefits are not offset by any Canada Pension Plan/Québec Pension Plan payments.

Employment agreements

TELUS has entered into executive employment agreements for an indefinite term with each of the NEOs. Other than compensation, the agreements set out the following key provisions (as at December 31, 2015).

Severance on termination of employment

Employment of an executive may be terminated by any of the following means: resignation by the executive, termination by the Company for cause, termination by the Company without just cause, retirement of the executive, or death or disability of the executive.

An executive is required to give the Company at least three months’ notice of resignation. On receiving that notice, the Company may instead elect to terminate the executive earlier during that three-month period by paying to the executive the base salary for the abridged work period. No severance is payable if an executive is terminated for cause.

If the employment of the executive were to be terminated without just cause, the executive would be paid a severance in the amount outlined in the following tables, receive continued benefit coverage other than disability coverage and accident insurance, and be credited with continued accrual of pensionable service other than accrual under the registered pension plans.

If an executive were to retire, he would be entitled to receive 50 per cent of his base salary representing his annual performance bonus target (60 per cent in the case of the CEO), pro-rated to the date of retirement, in addition to his retirement benefits, if any, in accordance with the terms of his pension arrangements and any other policies or programs at the Company that are applicable to the executive as a retired employee in effect at the time of his retirement.

If the employment of an executive were to be terminated by reason of death, the executive’s estate would receive 50 per cent of the executive’s base salary in lieu of any annual performance bonus (60 per cent in the case of the CEO), pro-rated to the date of death, and any compensation or benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

If the employment of an executive were to be terminated by reason of disability, the executive would be entitled to receive the base salary

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for a period of 18 months along with any annual performance bonus that would have become payable to the executive during that 18-month period (24 months in the case of Darren), less any disability benefits or other employment or self-employment income.

In addition, an executive’s entitlement to vested and unvested medium-term and long-term incentives on the termination of employment is set forth in the plan texts for the Management Option Plan, Performance Stock Unit Plan and Restricted Stock Unit Plan. See page 87 for a description.

The tables below set out the compensation and benefits that would be payable by the Company to each NEO, other than Joe, pursuant to their employment agreements and the applicable incentive plan texts, if the executive were to be terminated as of December 31, 2015 by reason of voluntary resignation, termination with just cause, termination without just cause or retirement. It also sets out the amounts that may be payable to each NEO if termination is triggered by a change of control as at December 31, 2015. The amounts payable are not subject to reduction as a result of alternative employment acquired by the executive after his employment with the Company ceases.

Darren Entwistle – President and CEO

As noted on page 46, Darren and TELUS entered into a new executive employment agreement when he resumed his role as President and CEO. The agreement is for an indefinite term and provides that, in the event that the CEO is terminated without cause, he would be compensated for three months of annual base salary, the annual performance bonus (cash portion at target), benefits (excluding any short or long-term disability plan and accident insurance coverage), pension plan contributions, share purchase plan contributions and vehicle, telecommunications and flexible perquisites (except for a termination due to disability or change of control), and his LTI would be treated as though he had retired. (See page 92 for a description of retirement treatment of LTI.) In the event of resignation at the age of 55 or older, he would have the right to receive retirement treatment for his LTI. Furthermore, Darren’s non-compete and non-solicitation provisions are for a period of 24 months, which equates to double the executive agreement norm both at TELUS and generally in the market.

Darren Entwistle – President and CEO

Executive payouts and benefits upon termination as of December 31, 2015	Resignation ($)	Termination with just cause ($)	Termination without just cause (3 months) ($)	Retirement[1] ($)	Change of control ($)
Cash compensation
Base salary	–[2]	–	343,750	–	–
Annual performance bonus	–	–	206,250[3]	–	–
Total cash compensation	–	–	550,000[4]	–	–
Medium-term incentives (EPSUs)	–	–	–[5]	–	–[6]
Long-term incentives[7]
Options	–	–	–	–	–[6]
RSUs	–	–	8,773,553[8]	–	15,017,700[6]
Total long-term incentives	–	–	8,773,553	–	15,017,700[6]
Benefits	–	–	52,105[9]	–	–
Continued accrual of pension service	–	–	165,000	–	–
Total compensation and benefits payable	–	–	9,540,658	–	15,017,700

1      All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2015.

2      The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($343,750 assuming a three-month period).

3      Sixty per cent of base salary in lieu of annual performance bonus for three months.

4      Payable within 30 days of termination.

5      In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text. This amount was nil as at December 31, 2015 as the executive did not have any EPSUs.

6      Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs) vested upon a change of control as at December 31, 2015. The unvested option and EPSU amounts were nil as at December 31, 2015.

7      Upon resignation (if age 55 or older, which Darren is not) or termination without cause, the executive is entitled to retirement treatment for his LTI. In these cases, all vested and unvested EPSUs and all time-vesting RSUs are paid within 60 days of date of termination, performance-contingent RSUs are paid following the valuation date in accordance with the plan, and all exercisable and un-exercisable options shall remain or become exercisable in accordance with their original vesting schedule as granted. The amount described above represents the time-vesting RSUs that would vest upon termination. The performance-based RSUs are deferred vesting and would not be payable on December 31, 2015.

8      Upon termination without just cause, Darren’s time-vested RSUs will be treated as though he had retired and will vest immediately.

9      Benefits will be provided for three months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and monthly car allowance.

TELUS 2016 INFORMATION CIRCULAR • 81

John Gossling – EVP and CFO

Executive payouts and benefits upon termination as of December 31, 2015	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement[1] ($)	Change of control ($)

Cash compensation
Base salary	–	[2]	–	862,500		–	–
Annual performance bonus	–		–	431,250	[3]	–	–
Total cash compensation	–		–	1,293,750	[4]	–	–
Medium-term incentives (EPSUs)	–		–	226,040	[5]	–	226,040[6]
Long-term incentives
Options	–		–	–		–	–[6]
RSUs[7]	–		–	–		–	2,151,589[6]
Total long-term incentives	–		–	–		–	2,151,589[6]
Benefits	–		–	108,146	[8]	–	–
Continued accrual of pension service	–		–	281,000		–	–
Total compensation and benefits payable	–		–	1,908,936		–	2,377,629

1         All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2015.

2         The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($143,750 assuming a three-month period).

3         Fifty per cent of base salary in lieu of annual performance bonus for 18 months.

4         Payable within 30 days of termination.

5         In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.

6         Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs) vested upon a change of control as at December 31, 2015. The unvested option amount was nil as at December 31, 2015.

7         In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.

8         Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

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Josh Blair – Chief Corporate Officer, EVP, TELUS Health and TELUS International, and President, Business Solutions West

Executive payouts and benefits upon termination as of December 31, 2015	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement[1] ($)	Change of control ($)

Cash compensation
Base salary	–	[2]	–	975,000		–	–
Annual performance bonus	–		–	487,500	[3]	–	–
Total cash compensation	–		–	1,462,500	[4]	–	–
Medium-term incentives (EPSUs)	–		–	257,375	[5]	–	257,375[6]
Long-term incentives
Options	–		–	–		–	–[6]
RSUs[7]	–		–	–		–	3,865,828[6]
Total long-term incentives	–		–	–		–	3,865,828[6]
Benefits	–		–	111,690	[8]	–	–
Continued accrual of pension service	–		–	463,000		–	–
Total compensation and benefits payable	–		–	2,294,565		–	4,123,203

1         All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2015.

2         The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($162,500 assuming a three-month period).

3         Fifty per cent of base salary in lieu of annual performance bonus for 18 months.

4         Payable within 30 days of termination.

5         In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.

6         Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs) vested upon a change of control as at December 31, 2015. The unvested option amount was nil as at December 31, 2015.

7         In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.

8         Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

TELUS 2016 INFORMATION CIRCULAR • 83

Eros Spadotto – EVP, Technology Strategy

Executive payouts and benefits upon termination as of December 31, 2015	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement[1] ($)	Change of control ($)

Cash compensation
Base salary	–	[2]	–	900,000		–	–
Annual performance bonus	–		–	450,000	[3]	–	–
Total cash compensation	–		–	1,350,000	[4]	–	–
Medium-term incentives (EPSUs)	–		–	224,854	[5]	–	224,854[6]
Long-term incentives
Options	–		–	–		–	–[6]
RSUs[7]	–		–	–		–	3,671,430[6]
Total long-term incentives	–		–	–		–	3,671,430[6]
Benefits	–		–	111,799	[8]	–	–
Continued accrual of pension service	–		–	383,000		–	–
Total compensation and benefits payable	–		–	2,069,653		–	3,896,284

1         All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2015.

2         The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($150,000 assuming a three-month period).

3         Fifty per cent of base salary in lieu of annual performance bonus for 18 months.

4         Payable within 30 days of termination.

5         In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.

6         Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs) vested upon a change of control as at December 31, 2015. The unvested option amount was nil as at December 31, 2015.

7         In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.

8         Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

84 • TELUS 2016 INFORMATION CIRCULAR

EXECUTIVE COMPENSATION AT TELUS

David Fuller – EVP and President, Consumer and Small Business Solutions

Executive payouts and benefits upon termination as of December 31, 2015	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement[1] ($)	Change of control ($)

Cash compensation
Base salary	–	[2]	–	862,500		–	–
Annual performance bonus	–		–	431,250	[3]	–	–
Total cash compensation	–		–	1,293,750	[4]	–	–
Medium-term incentives (EPSUs)	–		–	47,289	[5]	–	47,289[6]
Long-term incentives
Options	–		–	–		–	–[6]
RSUs[7]	–		–	–		–	2,608,338[6]
Total long-term incentives	–		–	–		–	2,608,338[6]
Benefits	–		–	110,618	[8]	–	–
Continued accrual of pension service	–		–	329,000		–	–
Total compensation and benefits payable	–		–	1,780,657		–	2,655,627

1   All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2015.

2   The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($150,000 assuming a three-month period).

3   Fifty per cent of base salary in lieu of annual performance bonus for 18 months.

4   Payable within 30 days of termination.

5   In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.

6   Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs) vested upon a change of control as at December 31, 2015. The unvested option amount was nil as at December 31, 2015.

7   In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.

8   Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

TELUS 2016 INFORMATION CIRCULAR • 85

Joe Natale – Former President and CEO

In consideration of Joe’s availability to ensure an effective transition and lengthened competitive employment restrictions, the Company entered into an agreement with Joe that provided him with a transition payment of $6,243,650. This amount included a payment of $1,650,000 in lieu of his annual performance bonus and EPSUs for 2015, as well as payments based on a transition period of 24 months, in alignment with his executive employment agreement. He was also paid for the vesting of his outstanding EPSUs as of December 31, 2015 in alignment with the Performance Stock Unit Plan. Given his long tenure with the Company, Joe also received retirement-based continuing access to his unvested LTI awards in accordance with their original vesting schedule. Finally, he will receive through to December 31, 2017, accrued service under the applicable pension plans and benefits such as health and welfare benefits for himself and his family, a vehicle and telecom benefits.

Change of control

The Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan contain change of control provisions that are applicable to all TELUS team members including the NEOs. See page 89 for a full description of these provisions and their effect.

The employment agreements of the NEOs do not contain any change of control provisions, except for the CEO’s agreement, which contains a double-trigger change of control provision.

Confidentiality and non-compete

Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination, except for the CEO’s agreement, which contains a two-year non-competition restriction after termination.

Additional pensionable service

The agreements with all the NEOs, other than David Fuller, provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below. However, we do not grant additional core years of service for executives, and when additional pensionable service is granted, it is limited to a maximum period of five years. The additional service cannot be counted for the purpose of qualifying for early, unreduced retirement and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 79, the Company implemented a mechanism to migrate Josh and Eros from their previous pension arrangements to participation in the registered defined benefit pension plan and the SRA. Their employment agreements reflect these arrangements.

Named executive officer	Employment period
Darren Entwistle	September 1, 2006 to September 1, 2011
John Gossling	November 12, 2012 to November 12, 2017
Josh Blair	January 1, 2008 to January 1, 2013
Eros Spadotto	January 1, 2008 to January 1, 2013
Joe Natale	September 1, 2006 to September 1, 2011

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006. In compliance with the July 30, 2002 enactment of Sarbanes-Oxley Act (SOX), no new personal loans to directors and executive officers have been made or arranged, and no pre-existing personal loans have been renewed or modified since July 30, 2002.

86 • TELUS 2016 INFORMATION CIRCULAR

TELUS’ equity compensation plans

The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the Toronto Stock Exchange’s (TSX’s) definition of equity compensation plans. For simplicity, this section groups all such plans together and provides a number of tables to highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

	Type of plan		New equity grants being issued	TELUS securities issuable from treasury
Name	Equity-based compensation	Other
Management Option Plan	X		Yes	Yes
Directors Plan		X	Yes	No
Performance Stock Unit Plan		X	Yes	No
Restricted Stock Unit Plan		X	Yes	No
Long-Term Incentive Plan for Non-Canadian Subsidiaries		X	Yes	No

The following table provides information as at December 31, 2015 on the Shares of the Company authorized for issuance under TELUS’ equity compensation plans (as defined under the TSX rules). As at December 31, 2015, the dilution, as a result of total share option reserves, was approximately 8.07 per cent of all outstanding Shares.

Plan category	Number of securities to be issued upon exercise of outstanding options (#) A	Weighted-average exercise price of outstanding options ($) B	Number of securities remaining available for future issuance (excluding securities reflected in column A) (#) C
Equity compensation plans approved by security holders	Nil	n/a	Nil
Equity compensation plans not approved by security holders	2,375,596	22.96	45,883,158
Total	2,375,596	–	45,883,158

TELUS 2016 INFORMATION CIRCULAR • 87

Management Option Plan (TELUS Management Share Option Plan)

The Management Option Plan is the only equity compensation plan of the Company under which TELUS may grant options and where share options remain outstanding.

Management Option Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Human Resources and Compensation Committee (the Compensation Committee).
Term	Maximum term is 10 years from the grant date. In recent years, options have been granted with seven-year terms. Option term is automatically extended if an option expires during a blackout period.
Expiry

Unless otherwise determined by the Compensation Committee, options will expire upon the earliest of:

•            Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested)

•            Ninety days after termination of employment without just cause for vested options

•            Termination of employment without just cause for unvested options

•            Termination of employment of the participant for just cause, for all options (vested and unvested)

•            Twelve months after the death of a participant, for options that have vested on death or vest within 12 months of death, and any unvested options after this time period are forfeited

•            The end of the option term (applies to retirement and termination due to disability).

Vesting	To be determined at the time of grant. Since 2003, most grants vest only after three years from the grant date.
Exercise price

Pre-November 2006:

•            Weighted average trading price of the underlying Shares on the last business day before the grant date.

Post-November 2006:

•            Arithmetic average of the daily weighted average trading price of the underlying Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date.

Change of control	Yes. See page 89.
Clawback policy

Options granted to the President and Chief Executive Officer (CEO), and any Executive Vice-Presidents (EVPs), and any Shares and/or cash paid pursuant to the exercise or surrender and cancellation of such options, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company, but this applies only to options granted from and after the later of January 1, 2013 or the date such person first became CEO or an EVP.

Assignability	Not assignable.
Ownership restrictions

•            The total number of Shares issuable to any one participant under this plan, together with all other Shares issuable to that participant under all TELUS equity-based compensation plans (as defined by the TSX), cannot exceed five per cent of the issued and outstanding Shares at the grant date of the option

•            The total number of Shares issued to insiders within any one-year period, under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding Shares

•            The total number of Shares issuable to insiders as a group under this plan, together with Shares issuable to insiders under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding Shares

•            A majority of options granted under this plan cannot be granted to insiders.

Total number of Shares reserved for further options as of March 7	The Company currently has reserved 45,442,308 Shares for further option grants representing 7.66 per cent of the issued and outstanding Shares.
Options outstanding as of March 7	Options to purchase 2,029,142 Shares representing 0.34 per cent of the issued and outstanding Shares.
Number of options held by officers as of March 7	Options for 79,186 Shares or 3.9 per cent of the total number of options outstanding under this plan.

88 • TELUS 2016 INFORMATION CIRCULAR

TELUS’ EQUITY COMPENSATION PLANS

The Management Option Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into two plans: the Management Option Plan and the Directors Plan (see the next section for details). The purpose of the Management Option Plan is to strengthen retention of key management employees, to align their interests with those of the Shareholders, and to provide incentive compensation based on the value of TELUS’ Shares.

Other features

The Management Option Plan contains two different methods under which exercised options may be settled by cash in lieu of delivery of Shares, thereby reducing the number of Shares to be issued and dilution to Shareholders. These two different methods, introduced at different times, apply to different sets of options issued under the Management Option Plan and contain different terms.

Stock settlement feature

For certain options designated by the Company on or before the time options are granted, the Company may elect to have the options exchanged for a right of the option holder to receive Shares in settlement for the exchanged options. The number of Shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the Shares under option at the time of exercise and the exercise price is divided by the current market price of the Shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of Shares determined by the difference between the number of options exchanged and the number of Shares issued in that exchange are then added back to the applicable reservation of Shares under the Management Option Plan.

Cash settlement feature

The Management Option Plan has a cash settlement feature that permits the Company to use cash to settle the exercise of specified options designated by the Company. In November 2010, we stopped using this feature, due to changes proposed by the federal government to the tax treatment of cash settled options. An optionee exercising designated options may elect to request the Company to accept a surrender of the designated options and receive from the Company, in cash, an amount equal to the difference between the market price (volume weighted average price of the Shares under option on the TSX on the business day following the participant’s election) and the exercise price. The surrendered options will be cancelled by the Company and Shares underlying these options will be added back to the share reservation.

Change of control

The Management Option Plan contains change of control provisions. Vesting of options is subject to double-trigger change of control provisions, unless the Board decides to take another action.

Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS, (ii) a formal takeover bid being made for TELUS’ voting securities, (iii) any acquisition of 35 per cent or more of TELUS’ voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter), (iv) any transaction involving the Company, its subsidiaries or its Shareholders, where record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity, or (v) any transaction that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable. Alternatively, upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by or similar options to be substituted by the bidder or a continuing entity, subject to satisfying certain stated criteria, (ii) accelerate the vesting of the options, (iii) make a determination as to the market price for the purpose of further actions with respect to the options, (iv) arrange for cash or other compensation in exchange for a surrender of any options, or (v) make any other determinations as appropriate.

Amendment procedure

The Board, subject to any required regulatory or Shareholder approval, has the power to amend or discontinue the Management Option Plan at any time, provided that such amendment is not prejudicial to any existing option holders. The Board may, without Shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reservation by the number of Shares underlying the exercised options, make any amendments for compliance with the United States Jobs Creation Act 2004, and make any non-material amendments to the Management Option Plan. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of Shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reservation by the number of Shares underlying the exercised options, the addition of any provision that results in a participant receiving Shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiration date or any amendment to permit any transfer of options other than by will or applicable laws. In accordance with TSX rules, amendments to this amendment procedure provision require Shareholder approval.

TELUS 2016 INFORMATION CIRCULAR • 89

Amendments to the Management Option Plan

On November 3, 2015, upon the recommendation of the Compensation Committee, the Board approved housekeeping amendments to the

Management Option Plan to reflect the leadership change. The TSX approved these amendments to the Management Option Plan.

Directors Plan (Directors Deferred Share Unit Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of our Shareholders. The Directors Plan provides that a director may elect to receive his or her annual retainer and meeting fees in deferred share units (DSUs), Shares or cash. DSUs entitle the directors to a specified number of, or a cash payment based on the value of, Shares.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors.
Term	DSUs do not have a fixed term.
Expiry	DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the Directors Plan.
DSU payout amount	Number of DSUs multiplied by the then applicable market price for Shares.
Vesting	All DSUs vest upon grant.
Change of control	No.
Grant price	DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted average trading price of Shares on the business day prior to grant date.
Assignability	Not assignable, other than by will or the laws of succession on devolution.
DSUs outstanding as of March 7	764,341 DSUs.

Other features

DSUs are credited with additional DSUs equivalent in value to the dividends paid on the Shares. If a participant elects to be paid out in Shares, the Shares are acquired by the plan administrator in the open market for the participant.

Amendment procedure

Subject to any regulatory approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or waiver of any conditions with respect to DSUs and to make any amendments for compliance with the United States Jobs Creation Act 2004. All amendments to the Directors Plan must be in compliance with any applicable regulatory requirements.

Amendments to the Directors Plan

No amendments to the Directors Plan were made in 2015.

Other existing share equity plans

In addition to the foregoing, there is one other plan, the Employee Stock Option Plan, that provides for the granting of options to acquire shares, although no options are currently outstanding or are contemplated to be granted under this plan.

90 • TELUS 2016 INFORMATION CIRCULAR

TELUS’ EQUITY COMPENSATION PLANS

Performance Stock Unit Plan

As noted on page 60, the Performance Stock Unit Plan is a medium-term incentive plan that awards executive performance stock units (EPSUs) and management performance stock units (MPSUs) that are pegged to the value of the Shares.

The Performance Stock Unit Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for Executive Leadership Team (ELT) members and expanded in 2011 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives.

The participants may elect to take payments under the Performance Stock Unit Plan in cash or Shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in Shares issued from treasury.

When dividends on Shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the Shares, are credited to the participant’s account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest.

Performance Stock Unit Plan at a glance

Term	Description
Participants	Members of the ELT as approved by the Compensation Committee. Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO.
Vesting

•     EPSUs and MPSUs vest and become payable in equal annual instalments over approximately a three-year period, subject to permitted deferrals

•     All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year.

Change of control	Yes. See below.
Clawback policy

EPSUs granted to the CEO and any EVPs, including any EPSU dividends related to such EPSUs, and/or any payment made in cash or Shares in respect of such EPSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company, but this applies only to EPSUs granted from and after the later of January 1, 2013 or the date such person first became CEO or an EVP.

Payout amount

Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment / termination

Unless otherwise determined by the Compensation Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:

•     Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – all vested EPSUs and MPSUs are paid, all unvested EPSUs or MPSUs are forfeited immediately upon such resignation

•     Termination of employment for just cause – all vested and unvested EPSUs and MPSUs are forfeited immediately

•     Sixty days after termination of employment without just cause – all vested and unvested EPSUs and MPSUs are paid

•     Sixty days after retirement or termination as a result of disability – all vested and unvested EPSUs and MPSUs are paid

•     Sixty days after the death of a participant – all vested and unvested EPSUs and MPSUs are paid

•     Within 30 days following the normal vesting date – all vested EPSUs and MPSUs are paid.

Change of control

The Performance Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan. These provisions generally provide that upon a change of control, as defined in these plans, the Board has the discretion to take certain actions such as the conversion of outstanding EPSUs and MPSUs into stock units under a similar plan of a publicly traded successor corporation, the vesting of all unvested EPSUs or MPSUs, or the provision of cash or other consideration in exchange for cancelling outstanding EPSUs or MPSUs. If the Board decides not to take any of the discretionary permitted actions, then the outstanding EPSUs and MPSUs will vest as set out for each defined change of control. However, for EPSUs and MPSUs granted after February 13, 2013, the Plan was amended to provide that the default is a double trigger as described for the Management Option Plan on page 89.

Amendments to the Performance Stock Unit Plan

In 2015, the Compensation Committee approved amendments to the Performance Stock Unit Plan to deal with housekeeping matters following the leadership change and to clarify the vesting provisions.

TELUS 2016 INFORMATION CIRCULAR • 91

Restricted Stock Unit Plan

As noted on page 60, the Restricted Stock Unit Plan is a long-term incentive (LTI) plan that awards restricted stock units (RSUs), which, as of February 4, 2013, are pegged to the value of the Shares.

The purpose of the Restricted Stock Unit Plan is to align the interests of management with those of Shareholders by providing incentive compensation based on the value of Shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The participants may elect to take payments under the Restricted Stock Unit Plan in cash or Shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in Shares issued from treasury.

When dividends on Shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the Shares are credited to the participant’s account. These dividend equivalents do not vest unless the RSUs vest.

Restricted Stock Unit Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management) as approved by the Compensation Committee or the CEO.
Vesting	Typically, RSUs vest and become payable in the second year after the grant year.
Change of control	Yes. See below.
Clawback policy

RSUs granted to the CEO and any EVPs, including any RSU dividends related to such RSUs, and/or any payment made in cash or Shares in respect of such RSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company, but this applies only to RSUs granted from and after the later of January 1, 2013 or the date such person first became CEO or an EVP.

Payout amount

•     Time-vesting: Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date

•     Performance-contingent: 75% weighted to total shareholder return against a peer group compared to a three-year forecast; 25% weighted to total customer connections compared to a three-year forecast.

Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•     Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – all vested RSUs are paid, all unvested RSUs are forfeited immediately upon such resignation

•     Termination of employment of the participant for just cause – all vested and unvested RSUs are forfeited immediately

•     Termination of employment without just cause – all vested RSUs are paid and all unvested RSUs are forfeited on the date of termination

•     Sixty days after retirement or termination as a result of disability – all vested and unvested RSUs are paid; for performance-contingent RSUs, payment occurs on the original valuation date

•     Sixty days after the death of a participant – all vested and unvested RSUs are paid; payout ratio deemed at 100% for performance-contingent RSUs

•     Within 30 days following the normal vesting date – all vested RSUs are paid.

Change of control

The Restricted Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan and Performance Stock Unit Plan. For details, see the description of these provisions for the Management Option Plan on page 89.

Amendments to the Restricted Stock Unit Plan

In 2015, the Compensation Committee approved amendments to the Restricted Stock Unit Plan to deal with housekeeping matters following the leadership change and to clarify the vesting provisions.

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TELUS’ EQUITY COMPENSATION PLANS

Long-Term Incentive Plan for Non-Canadian Subsidiaries

The Long-Term Incentive Plan for Non-Canadian Subsidiaries (the LTI Plan) was established in 2012 to provide certain international executive and management employees of non-Canadian subsidiaries of TELUS with an incentive and opportunity to share in the total shareholder return of the Company and to provide for retention of such employees. The LTI Plan provides an opportunity for participants to acquire, through LTI units, an increased ownership interest in the Company. LTI units are based on the value of the Shares.

All payments pursuant to the LTI Plan will be paid in cash only. No Shares may be purchased in the market or issued from treasury.

When dividends on Shares are paid during the life of an LTI unit, additional LTI units equivalent in value to the dividends paid on the Shares are credited to the participant’s account. These dividend equivalents do not vest unless the LTI units vest.

LTI Plan at a glance

Term	Description
Participants

Members of the executive management and other employees (primarily senior and key management) of non-Canadian subsidiaries who are non-residents of Canada (for purposes of the Income Tax Act (Canada)), as approved by the CEO.

Vesting	Typically, LTI units vest and become payable in the second year after the grant year.
Change of control	Yes. See below.
Payout amount

Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•     Termination of employment (for just cause or without just cause) and retirement of the participant – all unvested LTI units are forfeited immediately upon such termination; vested LTI units continue to be payable according to vesting schedule (within 30 days of the normal vesting date)

•     Sixty days after termination as a result of disability – all vested and unvested LTI units are paid

•     Sixty days after the death of a participant – all vested and unvested LTI units are paid

•     Within 30 days following the normal vesting date – all vested LTI units are paid.

Change of control

The LTI Plan contains change of control provisions equivalent to those in the Management Option Plan, Restricted Stock Unit Plan and

Performance Stock Unit Plan. For LTI units granted after February 26, 2013, the LTI Plan was amended to provide that the default is a double trigger as described for the Management Option Plan on page 89.

TELUS 2016 INFORMATION CIRCULAR • 93

Additional Information

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate as affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Additional matters and information

Additional financial information is contained in TELUS’ annual information form and the audited Consolidated financial statements of the Company for the year ended December 31, 2015 and Management’s discussion and analysis thereon. These documents are available upon request to TELUS’ Corporate Secretary, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. TELUS’ public documents are filed on sedar.com and sec.gov. Unless otherwise indicated, information in this circular is provided as at March 7, 2016.

94 • TELUS 2016 INFORMATION CIRCULAR

Appendix A: Terms of reference for the Board of Directors

1.                                      Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.                                      No delegation

2.1                                 The Board may not delegate the following matters to any committee:

a)              The removal of a director from or the filling of a vacancy on the Board or any Board committee

b)              The issuance of securities except on the terms authorized by the directors

c)              The declaration of dividends

d)             The purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors

e)              The appointment or removal of the President or the CEO

f)                 The establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee

g)             The adoption, amendment or repeal of the charter documents of the Company

h)             Any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.                                      Board of Directors

3.1                               Composition

a)              The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are independent directors.

b)              Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.

c)              The Chair of the Board must be an independent director. If this is not desirable in the circumstances, an independent Lead Director shall be appointed.

3.2                               Meetings

a)              The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of five times a year. Some of the Board’s meetings should be held in locations other than Vancouver.

b)              The Chair, with the assistance of the Lead Director (if there is one), CEO and the Corporate Secretary, will be responsible for the agenda for each Board meeting.

c)              The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

d)             The Board should have an in-camera session without management present, including any management directors, as a regular feature of each Board meeting.

e)              The quorum necessary for the transaction of business of the directors may be set by the directors to a number not less than 50 per cent of the directors in office, and if not so set, is deemed to be a majority of the directors in office.

f)                 To the extent possible, Board materials will be made available in electronic format.

3.3                               Election or appointment of directors

The Board, following a recommendation by the Corporate Governance Committee, will:

a)              Approve the management slate of nominees proposed for election at annual general meetings of the Company

b)              Approve candidates to fill any casual vacancy occurring on the Board

c)              Fix the number of directors as permitted by the Company’s charter documents.

3.4                               Compensation and Share ownership requirement

Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company.

3.5                               Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a)              Audit Committee – Appendix E

b)              Corporate Governance Committee – Appendix F

c)              Human Resources and Compensation Committee – Appendix G

d)             Pension Committee – Appendix H.

The Board may establish a new standing or ad hoc committee. Not less than a majority of the members of any new standing or ad hoc committee will be independent directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

TELUS 2016 INFORMATION CIRCULAR • 95

4.                                      Selection of management

4.1.                              In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO’s compensation.

4.2.                              Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Leadership Team.

4.3.                              The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4.                              The Board is responsible for overseeing succession planning.

5.                                      Strategy determination

The Board will:

a)              Annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto

b)              Monitor and assess the resources required to implement the Company’s strategic plan

c)              Monitor and assess developments which may affect the Company’s strategic plan

d)             Evaluate and, as required, enhance the effectiveness of the strategic planning process

e)              Monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

6.                                      Material transactions

6.1                                 Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.                                      Public reporting

The Board is responsible for:

a)              Ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis

b)              Ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements

c)              Ensuring that appropriate policies and procedures are in place to ensure the timely disclosure of any other developments that have a significant and material impact on the Company

d)             Reporting annually to shareholders on its stewardship for the preceding year

e)              Reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve them

f)                 Providing for measures that promote engagement with and feedback from shareholders.

8.                                      Risk oversight and management

8.1                                 The Board is responsible for ensuring the timely identification of material risks to the Company’s business and the implementation of appropriate systems and processes to identify, monitor and manage material risks. In discharging this duty, the Board will review and assess annually:

a)              The Company’s risk management program, including risk tolerance and integrated enterprise risk assessment

b)              The quality and adequacy of risk-related information provided to the Board by management, to ensure that the Board (directly or through its committees) is made aware of the Company’s material risks on a timely basis, and has sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them

c)              The respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to ensure that the risk oversight function is coordinated and appropriately covered through these bodies, and to ensure a shared understanding as to accountabilities and roles.

8.2                                 In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review.

8.3                                 The Board is also responsible for ensuring the integrity of the Company’s internal control, disclosure control and management information systems.

9.                                       Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.                                 Legal requirements

10.1                           The Board will monitor and ensure compliance with all applicable laws and regulations.

10.2                           The Board will strive to ensure that all corporate documents and records have been properly prepared, approved and maintained.

11.                               Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees, the Lead Director (if there is one) and the Chair. See Appendix L – Board and Director Evaluation Process.

References to appendices in Appendix A of this information circular relate to the TELUS Board Policy Manual, which can be found on telus.com/governance.

96 • TELUS 2016 INFORMATION CIRCULAR

providing the information you need

At TELUS, we are working hard to deliver an exceptional online experience to ensure you can find what you want, when you want it. Stay current with the latest TELUS investor information and sign up for email alerts by visiting telus.com/investors.

• Annual meeting shareholder documents and proxy materials	telus.com/agm
• TELUS annual report	telus.com/annualreport
• Signing up for e-delivery of shareholder documents	telus.com/electronicdelivery
• Latest quarterly financial documents	telus.com/quarterly
• Senior management events and webcasts	telus.com/investors
• Corporate governance practices	telus.com/governance
• Dividend reinvestment and share purchase plan details	telus.com/drisp

TELUS Corporation 510 West Georgia Street	telus.com	@telus	Instagram.com/telus
Vancouver, British Columbia Canada V6B 0M3 Phone (604) 697-8044	facebook.com/telus	youtube.com/telus	Linkedin.com/company/telus

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